Filed pursuant to Rule 424(B)(4)
Registration No. 333-214625

Prospectus

3,360,000 shares

Common stock

This is a public offering of 3,360,000 shares of common stock of Kinsale Capital Group, Inc. The selling stockholders identified in this prospectus are offering all of the shares offered hereby. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “KNSL.” The last reported sale price of our common stock on NASDAQ on November 30, 2016 was $28.51 per share.

	Per Share	Total
Price to the public	$27.50	$92,400,000
Underwriting discounts and commissions(1)(2)	$1.375	$4,620,000
Proceeds, before expenses, to the selling stockholders	$26.125	$87,780,000
(1)	The selling stockholders granted the underwriters a 30-day option to purchase up to an additional 504,000 shares of common stock at the price to the public, less the underwriting discount.
(2)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (conflicts of interests).”

Investing in our common stock involves risks. See “Risk factors” beginning on page 13.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus summary — Implications of being an emerging growth company.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock through the book-entry facilities of the Depository Trust Company on or about December 6, 2016.

J.P. Morgan	William Blair

RBC Capital Markets

SunTrust Robinson Humphrey	Dowling & Partners Securities LLC	Moelis & Company

November 30, 2016

About this prospectus

Market and industry data

In this prospectus, we present certain market and industry data. This information is based on third-party sources which we believe to be reliable. We have not independently verified any third-party information. Forecasts and projections are based on historical market data, other publicly available information, our knowledge of our industry and assumptions based on such information and knowledge. These forecasts and projections have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Forward-looking statements.”

Trademarks and service marks

This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, such as “Kinsale Capital Group,” or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the SM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their trademarks, service marks and trade names.

Other considerations

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website is not part of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk factors,” “Forward-looking statements,” “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. References in this prospectus to the “Company,” “we,” “us,” and “our” are to Kinsale Capital Group, Inc. and its subsidiaries, unless the context otherwise requires. References to “Kinsale” are to Kinsale Capital Group, Inc. only. References to “Kinsale Insurance” are to our subsidiary Kinsale Insurance Company, an Arkansas insurance company. For the definitions of certain terms used in this prospectus, see “Glossary of selected insurance and other terms.”

Kinsale Capital Group, Inc.

Who we are

Founded in 2009, we are an established and growing specialty insurance company. We focus exclusively on the excess and surplus lines (“E&S”) market in the U.S., where we can use our underwriting expertise to write coverages for hard-to-place small business risks. We market and sell these insurance products in all 50 states and the District of Columbia through a network of independent insurance brokers. We have an experienced and cohesive management team, who have an average of 20 years of experience in the E&S market. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and attractive underwriting profits while managing our capital prudently. We have built a company that is entrepreneurial and highly efficient, using our proprietary technology platform and leveraging the expertise of our highly experienced employees in our daily operations. We believe our systems and technology are at the digital forefront of the insurance industry, allowing us to quickly collect and analyze data, thereby improving our ability to manage our business and reducing response times for our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims operations.

We have significantly grown our business and have generated attractive returns. Excluding the impact of the $72.8 million of net proceeds from our initial public offering (“IPO”) during the third quarter of 2016, from December 31, 2013 to September 30, 2016 we have organically grown our stockholders’ equity at a compound annual growth rate (“CAGR”) of 23.6%. We have grown our gross written premiums from $125.3 million for the year ended December 31, 2013 to $177.0 million for the year ended December 31, 2015, a CAGR of 18.9%. Our return on equity and combined ratio were 21.6% and 60.6%, respectively, for the year ended December 31, 2015 and 15.9% and 74.0%, respectively, for the nine months ended September 30, 2016. Our adjusted combined ratio (a non-GAAP financial measure), which excludes the effects of our multi-line quota share reinsurance agreement (“MLQS”), was 77.5% for the year ended December 31, 2015 and 77.3% for the nine months ended September 30, 2016. For a reconciliation of adjusted combined ratio to combined ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.” We believe that we are well positioned to continue to capitalize on attractive opportunities in our target market and to prudently grow our business.

Our products

We write a broad array of insurance coverages for risks that are unique or hard-to-place in the standard insurance market. Typical E&S risks include newly established companies or industries, high-risk operations, insureds in litigious venues, or companies with poor loss histories. We target classes of business where our underwriters have extensive experience, allowing us to compete effectively and earn attractive risk-adjusted returns. Our underwriters specialize in individual lines of business which allow them to develop in-depth knowledge and experience of the risks they underwrite. Our core client focus is small to medium-sized accounts, which we believe tend to be subject to less competition and have better pricing. The average premium on a policy written by us in 2015 was $10,424. We believe that our strategy, experience and expertise allow us to compete effectively in the E&S market and will enable us to generate attractive long-term stockholder value.

In 2015, the percentage breakdown of our gross written premiums was 94.4% casualty and 5.6% property. Our commercial lines offerings include construction, small business, professional liability, excess casualty, energy, general casualty, life sciences, allied health, product liability, health care, commercial property, management liability, inland marine, environmental, public entity and commercial insurance. We also write a small amount of homeowners insurance in the personal lines market, which in aggregate represented 2.2% of our gross written premiums in 2015.

The following table shows our gross written premiums by underwriting division for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Gross written premium by division:
Commercial:
Construction	$31,935	$27,991	$36,932	$31,667	$22,709
Small business	20,607	15,380	21,468	14,462	8,246
Professional liability	11,327	11,594	14,636	14,698	14,108
Excess casualty	13,098	12,198	16,194	15,595	12,748
Energy	11,822	14,199	19,022	17,381	12,714
General casualty	12,094	15,068	20,511	20,597	15,702
Life sciences	8,492	9,086	11,935	10,456	7,826
Allied health	6,724	6,163	8,644	8,341	8,373
Products liability	7,436	6,912	9,480	8,931	6,797
Healthcare	4,927	4,866	6,579	6,479	7,334
Commercial property	3,323	4,706	6,181	7,024	8,181
Management liability	1,665	—	420	—	—
Inland marine	731	—	195	—	—
Environmental	1,372	728	1,005	164	160
Public entity	235	—	—	—	—
Commercial insurance	297	—	—	—	—
Total commercial	136,085	128,891	173,202	155,795	124,898
Personal:
Personal insurance	4,927	2,949	3,807	2,728	369
Total	$141,012	$131,840	$177,009	$158,523	$125,267

As an E&S insurance company, we are not subject to the rate and form requirements of state insurance regulators. Therefore, we have more flexibility to use policy forms and rates that we believe are appropriate for the risks that we underwrite. Because the underlying risks that we underwrite tend to have unique qualities, we evaluate those risks and use customized pricing and terms and conditions to meet the needs of the insured. This customized approach provides us with the opportunity to achieve attractive long-term growth and profitability.

Kinsale Insurance, our principal operating subsidiary, has been assigned an “A-” (Excellent) rating by A.M. Best Company (“A.M. Best”), a leading rating agency for the insurance industry. This rating is based on matters of concern to policyholders and is not designed or intended for use by investors in evaluating our securities.

Our competitive strengths

We believe that our competitive strengths include:

Exclusive focus on the E&S market. The E&S, or non-admitted, market has historically operated at lower loss ratios and higher margins, and has grown direct premiums written more quickly than the admitted market. From 2001 to 2015, A.M. Best’s domestic professional surplus lines composite produced an average net loss and loss adjustment expense ratio of 68.5% and grew direct premiums written by 7.4% annually, versus 74.0% and 3.4%, respectively, for the property and casualty (“P&C”) industry.

Underwriting expertise across a broad spectrum of hard-to-place risks. We have a broad appetite to underwrite a diverse set of risks across the E&S market. Our underwriting team is highly experienced, and individually underwrites each risk to appropriately price and structure solutions. We balance our broad risk appetite by maintaining a diversified book of smaller accounts with strong pricing and well defined coverages. Unlike many of our competitors, we do not extend underwriting authority to brokers, agents or other third parties. For the year ended December 31, 2015, our loss ratio was 56.8%; our adjusted loss ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 51.5%. For the nine months ended September 30, 2016, our loss ratio and adjusted loss ratio were 54.0% and 50.8%, respectively. For a reconciliation of adjusted loss ratio to loss ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

Technology is a core competency. As an insurance company that was founded in 2009, we have the benefit of having built a proprietary technology platform that reflects the best practices our management team has learned from its extensive prior experience. We operate on a single digital platform with a data warehouse that collects a vast array of statistical data. Our platform provides a high degree of efficiency, accuracy and speed across all of our processes. We are able to use the data that we collect to quickly analyze trends across all functions in our business. Our customized proprietary system helps us to reduce the risk of administrative errors in our policy forms and include all of the necessary exclusions for the specified risk, and provides for the efficient and accurate handling of claims. Additionally, our systems enable us to rapidly respond to brokers, allowing our underwriters to reply to the majority of submissions within 24 hours, a significant benefit to our brokers. We believe that our technology platform will provide us with an enduring competitive advantage as it allows us to quickly respond to market opportunities, and will continue to scale as our business grows.

Significantly lower expense ratio than our competitors. Expense management is ingrained in our business culture. We believe that our proprietary technology platform coupled with our low-cost operation allow us to process policy quotes, underwrite policies and operate at a lower cost than our direct competitors. In particular, our efficient platform allows us to provide a higher level of service to our brokers and to target smaller accounts which we believe are generally subject to less competition. For the year ended December 31, 2015, our expense ratio was 3.8%; our adjusted expense ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 26.0%. For the nine months ended September 30, 2016, our expense ratio and adjusted expense ratio were 20.0% and 26.5%, respectively. For a reconciliation of adjusted expense ratio to expense ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

Fully integrated claims management. We believe that actively managing our claims is an important aspect of keeping losses low, while accurately setting reserves. We manage all of our claims in-house and do not delegate claims management authority to third parties. We promptly and thoroughly investigate all claims, generally through direct contact with the insured, and leverage both our systems and our underwriters to gather the relevant facts. When we believe claims are without merit, we vigorously contest payment. We currently average 111 open claims per claims adjuster, which we believe is significantly lower than industry average. As of September 30, 2016, our reserves for claims incurred but not reported were approximately 80.3% of our total net loss reserves. Only 18.2% of claims for accident years 2013 and prior were open as of September 30, 2016.

Entrepreneurial management team with a track record of success. Our management team is highly experienced with an average of 20 years of relevant experience, bringing together a full suite of underwriting, claims, technology and operating skills that we believe will drive our long-term success. The majority of our management team has a proven track record of successfully building high performing specialty insurance companies. We are led by Michael Kehoe who, prior to founding Kinsale, was the president and chief executive officer of James River Insurance Company from 2002 until 2008. Prior to James River Insurance Company, Mr. Kehoe held several senior positions at Colony Insurance Company. Many of our other employees and members of our management team worked with Mr. Kehoe at James River Insurance Company and have decades of experience at other E&S insurance companies. As meaningful owners of Kinsale, we believe our management team has closely aligned interests with our stockholders.

Our Board of Directors has deep insurance and financial services industry experience. Our Board of Directors is comprised of accomplished industry veterans. Collectively, our board members bring decades of experience from their prior roles operating and working in insurance and other financial services companies.

Our strategy

We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our approach involves:

Expand our presence in the E&S market. According to A.M. Best, the total E&S market was approximately $41.3 billion of gross written premiums in 2015. Based on our 2015 gross written premiums of $177.0 million, our current market share is less than 0.5%. We believe that our exclusive focus on the E&S market and our high levels of service, including our ability to quote, underwrite and bind insurance policies in a timely manner given our efficient systems, allow us to better serve our brokers and positions us to profitably increase our market share.

Generate underwriting profits. We will continue to focus on underwriting profitability regardless of market cycles. Our strategy is to concentrate on hard-to-place risks and to maintain adequate rate levels for the risks that we underwrite. We maintain control over our underwriting process to ensure consistent quality of work. We underwrite each account individually and never delegate authority to any outside agents or brokers.

Maintain a contrarian risk appetite. Our flexibility as an E&S insurer enables us to write business at attractive returns while offering competitive policies to our brokers and insureds. We believe we distinguish ourselves in the market with our contrarian risk appetite and our willingness to offer terms on risks requiring more extensive underwriting that some of our competitors may decline to consider. Such accounts frequently offer us a better risk-adjusted return than those preferred by our competitors due to reduced competition.

Leverage investment in technology to drive efficiencies. We use a proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We have organized our workflows, designed our systems and aligned our staff to provide superior service levels to brokers while achieving a level of efficiency that we believe provides us with a competitive advantage and helps contribute to our low expense ratio. We believe that automation also reduces human error in our underwriting, policy processing, accounting, collections, and claims adjusting processes. Additionally, we are able to track quotes, monitor historical loss experience and reserve development, and measure other relevant metrics at a granular level of detail. We believe that our technology is scalable and will allow us to maintain a low expense ratio as we continue to organically grow our business.

Maintain a strong balance sheet. In order to maintain the confidence of policyholders, brokers, reinsurers, investors, regulators and rating agencies, we seek to establish and maintain a conservative balance sheet. We have a robust process for setting our loss reserves and regularly review our estimates. In addition, we maintain a conservative investment portfolio. Our strong balance sheet allows us to maintain the confidence of our investors and other constituencies, and thereby position ourselves to better achieve our goals.

Our challenges and risks

Investing in our common stock involves substantial risk. The risks described under the heading “Risk factors” immediately following this summary may cause us to not realize the benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant risks include:

•	Our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition and results of operations.
•	Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, including probable maximum losses (“PMLs”). A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.
•	Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.
•	A decline in our financial strength rating may adversely affect the amount of business we write.
•	We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
•	We rely on a select group of brokers, and such relationships may not continue. 46.3% of our gross written premiums were distributed through five of our brokers in 2015, with two brokers accounting for 22.8% of our gross written premiums.
•	Because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.
•	The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.
•	Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
•	Our E&S insurance operations are subject to increased risk from changing market conditions and our business is cyclical in nature, which may affect our financial performance.
•	Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends and service our debt obligations depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary.
•	Our stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
•	If securities analysts do not publish research or reports about our business or issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.
•	Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

•	Provisions in our amended and restated certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.
•	Future sales, or the perception of future sales, of our common stock may depress the market price of our common stock.
•	The Moelis Funds may exert significant influence over us and our corporate decisions.
•	Our amended and restated certificate of incorporation provides that the Moelis Funds have no obligation to offer us corporate opportunities.
•	We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed.
•	We are an “emerging growth company,” as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.
•	Certain underwriters are affiliates of our significant stockholder, the Moelis Funds, and have interests in this offering beyond customary underwriting discounts and commissions.
•	Applicable insurance laws may make it difficult to effect a change of control.

Principal executive office and corporate information

Our office is located at 2221 Edward Holland Drive, Suite 600, Richmond, Virginia 23230 and our telephone number is (804) 289-1300. Our website is www.kinsalecapitalgroup.com. The information on our website is not part of this prospectus.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related disclosure in our “Management’s discussion and analysis of financial condition and results of operations” (“MD&A”) in this prospectus (though we chose to include three years of audited financial statements and related disclosures in the MD&A);
•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
•	the ability to use an extended transition period for complying with new or revised accounting standards, of which we have irrevocably elected not to avail ourselves;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. Such fifth anniversary will occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our gross revenues for any fiscal year equal or exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Our principal stockholders

We are, and after giving effect to this offering, will continue to be, subject to the significant influence of the funds managed by, or entities affiliated with, Moelis Capital Partners LLC that are the selling stockholders in this offering (collectively, the “Moelis Funds”). The Moelis Funds, immediately following the completion of this offering, are expected to own, in the aggregate, approximately 22.9% of our outstanding common stock, or 20.5% if the underwriters exercise their option to purchase additional shares from the selling stockholders in full. See “Principal and selling stockholders.” So long as the Moelis Funds own a significant amount of our outstanding common stock, the Moelis Funds may exert significant influence over us and our corporate decisions. See “Risk factors — Risks related to this offering and ownership of our common stock — The Moelis Funds may exert significant influence over us and our corporate decisions.”

NexPhase Capital, LP (“NexPhase Capital”) is a sector-focused independent private equity firm that makes control investments in lower middle market growth-oriented companies and also provides investment advisory services to Moelis Capital Partners LLC, pursuant to a sub-investment advisory arrangement whereby it acts as investment advisor to the Moelis Funds.

Our structure

The chart below displays our corporate structure:

Our IPO and Reclassification

On August 2, 2016, we completed our IPO of 7,590,000 shares of common stock at a price to the public of $16.00 per share. We issued 5,000,000 shares of common stock and the selling stockholders sold 2,590,000 shares of common stock, which included 990,000 shares sold to the underwriters pursuant to the underwriters' option to purchase additional shares. After underwriting discounts and commissions and offering expenses, we received net proceeds from the IPO of approximately $72.8 million. We did not receive any net proceeds from the sale of shares of common stock by the selling stockholders. The net proceeds from the shares we sold in the IPO are being used to make contributions to the capital of our insurance subsidiary and for other general corporate purposes.

On July 28, 2016, in connection with the IPO, we amended and restated our certificate of incorporation to recapitalize our authorized capital stock to consist of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

In addition, the amended and restated certificate of incorporation provided for automatic reclassification of our Class A Common Stock and Class B Common Stock into a single class of common stock, equal to the sum of:

•	the number of shares of common stock equal to the amount of accrued and unpaid dividends based on a reclassification date of July 28, 2016, or $90.3 million, divided by the IPO price of $16.00 per share, plus

•	the number of shares of common stock equal to a conversion ratio of 0.65485975, calculated based on the IPO price of $16.00 per share.

On July 28, 2016, we had outstanding grants of 1,783,858 restricted shares of Class B Common Stock. At that date, all restricted shares of Class B Common Stock were reclassified into 1,286,036 shares of common stock equal to a conversion ratio of 0.72095061. The conversion ratio was calculated based on the IPO price of $16.00 per share.

All fractional shares resulting from the reclassification of Class A Common Stock and Class B Common Stock into a single class of common stock were settled in cash.

We refer to the reclassification of our Class A Common Stock and Class B Common Stock described above as the “reclassification”. The reclassification is described under “Description of share capital — Reclassification of Class A and Class B Common Stock” on page 117.

Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data, at the dates and for the periods indicated. The summary consolidated financial and other data set forth below as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The summary consolidated financial and other data as of and for the nine months ended September 30, 2016 and 2015 have been derived from our unaudited interim condensed consolidated financial statements included in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of our management, our unaudited interim condensed consolidated financial statements included in this prospectus include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the information set forth herein.

These historical results are not necessarily indicative of the results that may be expected for any future period. Our historical share information does not give effect to the reclassification completed in connection with our IPO. The following information is only a summary and should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Revenues:
Gross written premiums	$141,012	$131,840	$177,009	$158,523	$125,267
Ceded written premiums	(23,910)	(77,137)	(92,991)	(97,012)	(80,870)
Net written premiums	$117,102	$54,703	$84,018	$61,511	$44,397

Net earned premiums	$95,354	$51,736	$74,322	$58,996	$45,122
Net investment income	5,389	4,027	5,643	4,070	3,344
Net investment gains	383	8	59	201	8
Other income	136	443	572	409	10
Total revenues	101,262	56,214	80,596	63,676	48,484

Expenses:
Losses and loss adjustment expenses	51,526	27,648	42,238	41,108	28,890
Underwriting, acquisition and insurance expenses	19,031	408	2,809	1,451	6,894
Other expenses	1,469	1,481	1,992	1,644	597
Total expenses	72,026	29,537	47,039	44,203	36,381
Income before income taxes	29,236	26,677	33,557	19,473	12,103
Income tax expense (benefit)	9,940	9,008	11,284	6,500	(164)
Net income	$19,296	$17,669	$22,273	$12,973	$12,267
Underwriting income(1)	$24,797	$23,680	$29,275	$16,437	$9,338

	At September 30,	At December 31,
	2016	2015	2014
	(in thousands)
Balance sheet data:
Cash and invested assets	$520,578	$368,685	$292,285
Premiums receivable, net	15,483	15,550	14,226
Reinsurance recoverables	77,610	95,670	70,348
Ceded unearned premiums	24,143	39,329	42,565
Intangible assets	3,538	3,538	3,538
Total assets	663,271	545,278	437,604
Reserves for unpaid losses and loss adjustment expenses	253,458	219,629	162,210
Unearned premiums	88,276	81,713	75,253
Funds held for reinsurers	52,545	87,206	63,932
Note payable	27,223	29,603	27,484
Total liabilities	453,387	431,827	345,018
Total stockholders’ equity	209,884	113,451	92,586

Other data:
Tangible stockholders’ equity(2)	$207,584	$111,151	$90,286
Debt to total capitalization ratio(3)	11.6%	20.8%	23.1%
Statutory capital and surplus(4)	$185,462	$127,675	$104,101
	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Underwriting and other ratios:
Loss ratio(5)	54.0%	53.4%	56.8%	69.7%	64.0%
Expense ratio(6)	20.0%	0.8%	3.8%	2.4%	15.3%
Combined ratio(7)	74.0%	54.2%	60.6%	72.1%	79.3%

Adjusted loss ratio(8)	50.8%	49.3%	51.5%	59.4%	58.5%
Adjusted expense ratio(8)	26.5%	26.0%	26.0%	24.7%	26.9%
Adjusted combined ratio(8)	77.3%	75.3%	77.5%	84.1%	85.4%

Return on equity(9)	15.9%	23.3%	21.6%	15.3%	17.0%

(1) Underwriting income is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

(2) Tangible stockholders’ equity is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Financial condition” for a reconciliation of tangible stockholders’ equity to stockholders’ equity.

(3) The ratio, expressed as a percentage, of total indebtedness for borrowed money, including capitalized lease obligations, to the sum of total indebtedness for borrowed money, including capitalized lease obligations, and stockholders’ equity.

(4) For our insurance subsidiary, the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the National Association of Insurance Commissioners (“NAIC”).

(5) The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6) The expense ratio is the ratio, expressed as a percentage, of underwriting, acquisition and insurance expenses to net earned premiums.

(7) The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8) The adjusted loss ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

(9) Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

The offering

Common stock offered by the selling stockholders
3,360,000 shares
Common stock outstanding before and immediately after this offering
20,968,707 shares
Underwriters’ option to purchase additional shares
The underwriters have an option for a period of 30 days to purchase from the selling stockholders up to an additional 504,000 shares of our common stock.
Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For more information, see “Use of proceeds.”
Dividend policy
On August 30, 2016, the Company's Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was payable on September 30, 2016 to all stockholders of record on September 15, 2016.

On November 8, 2016, the Company's Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend is payable on December 15, 2016 to all stockholders of record on December 1, 2016. The declaration, payment and amount of future dividends will be subject to the discretion of our Board of Directors. See “Dividend policy.”

Stock exchange symbol
“KNSL”
Risk factors
You should read the “Risk factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.
Conflicts of interest
Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, who will be receiving all of the net proceeds of this offering. Since the Moelis Funds beneficially own more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority (referred to as “FINRA”). Rule 5121 permits Moelis & Company LLC to participate in this offering notwithstanding this conflict of interest because J.P. Morgan Securities LLC, William Blair & Company, L.L.C. and RBC Capital Markets, LLC, the underwriters primarily responsible for managing this offering, satisfy the criteria required by Rule 5121(f)(12)(E) and none of J.P. Morgan Securities LLC, William Blair & Company, L.L.C. or RBC Capital Markets, LLC nor their respective affiliates have a conflict of interest with us. In accordance with Rule 5121, Moelis & Company LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder. See “Underwriting (conflicts of interest).”

Unless otherwise indicated, or the context otherwise requires, the information presented in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional 504,000 shares from the selling stockholders;
•	bases the number of shares of common stock outstanding before and immediately after this offering on the number of shares of common stock outstanding as of November 8, 2016; and
•	excludes, in reference to the number of shares of common stock outstanding before and immediately after this offering, 2,073,832 shares of common stock reserved for issuance under the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”). As of November 8, 2016, options to purchase 1,036,916 shares of our common stock had been granted pursuant to the 2016 Plan. None of these options had vested as of such date.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. There may be additional risks and uncertainties of which we currently are unaware or currently believe to be immaterial. The occurrence of any of these risks could materially and adversely affect our business, financial condition, liquidity, results of operations or prospects. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks related to our business and our industry

Our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition and results of operations.

Our success depends on our ability to accurately assess the risks related to the businesses and people that we insure. We establish loss and loss adjustment expense reserves for the ultimate payment of all claims that have been incurred, and the related costs of adjusting those claims, as of the date of our financial statements. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than our estimate.

As part of the reserving process, we review historical data and consider the impact of such factors as:

•	claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims cost;
•	claims development patterns by line of business and by “claims made” versus “occurrence” policies;
•	legislative activity;
•	social and economic patterns; and
•	litigation and regulatory trends.

These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our reserves using new information on reported claims and a variety of statistical techniques. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of reserves, and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our resources:

•	When we write “occurrence” policies, we are obligated to pay covered claims, up to the contractually agreed amount, for any covered loss that occurs while the policy is in force. Accordingly, claims may arise many years after a policy has lapsed. Approximately 78.7% of our net casualty loss reserves were associated with “occurrence” policies as of September 30, 2016.
•	Even when a claim is received (irrespective of whether the policy is a “claims made” or “occurrence” basis form), it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time.
•	New theories of liability are enforced retroactively from time to time by courts. See also “—The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.”

•	Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and severity of the claims reported. In addition, elevated inflationary conditions would, among other things, cause loss costs to increase. See also “—Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.”
•	If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to us and additional lags between the time of reporting and final settlement of any claims. Consequently, estimates of loss associated with specified claims can increase as new information emerges, which could cause the reserves for the claim to become inadequate.

If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity and our financial rating.

For further discussion of our reserve experience, please see “Management’s discussion and analysis of financial condition and results of operations — Critical accounting estimates — Reserves for unpaid losses and loss adjustment expenses.”

Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, including PMLs. A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.

Our approach to risk management relies on subjective variables that entail significant uncertainties. For example, we rely heavily on estimates of PMLs for certain events that are generated by computer-run models. In addition, we rely on historical data and scenarios in managing credit and interest rate risks in our investment portfolio. These estimates, models, data and scenarios may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.

We use third-party vendor analytic and modeling capabilities to provide us with objective risk assessment relating to other risks in our reinsurance portfolio. We use these models to help us control risk accumulation, inform management and other stakeholders of capital requirements and to improve the risk/return profile or minimize the amount of capital required to cover the risks in each of our reinsurance contracts. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters which might impact certain of our coverages.

Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the modeled outputs. For example, catastrophe models that simulate loss estimates based on a set of assumptions are important tools used by us to estimate our PMLs. These assumptions address a number of factors that impact loss potential including, but not limited to, the characteristics of a given natural catastrophe event; the increase in claim costs resulting from limited supply of labor and materials needed for repairs following a catastrophe event (demand surge); the types, function, location and characteristics of exposed risks; susceptibility of exposed risks to damage from an event with specific characteristics; and the financial and contractual provisions of the (re)insurance contracts that cover losses arising from an event. We run many model simulations in order to understand the impact of these assumptions on a catastrophe’s loss potential. Furthermore, there are risks associated with catastrophe events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into PML estimates that management must consider. These uncertainties can include, but are not limited to, the following:

•	The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);
•	The models may not accurately reflect the true frequency of events;
•	The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;
•	The models may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and
•	The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

Our PMLs are reviewed by management after the assessment of outputs from multiple third-party vendor models and other qualitative and quantitative assessments, including exposures not typically modeled in vendor models. Our methodology for estimating PMLs may differ from methods used by other companies and external parties given the various assumptions and judgments required to estimate a PML.

As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire reinsurance portfolio and specifically to estimate a PML is subject to a high degree of uncertainty that could result in actual losses that are materially different from our PML estimates and our financial results could be adversely affected.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

We underwrite a significant portion of our insurance in California, Texas and Florida. Any economic downturn in any such state could have an adverse effect on our financial condition and results of operations.

A decline in our financial strength rating may adversely affect the amount of business we write.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best uses a quantitative and qualitative analysis of a company’s balance sheet strength, operating performance and business profile. This analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation. As of the date of this prospectus, A.M. Best has assigned a financial strength rating of “A-” (Excellent) to our operating subsidiary, Kinsale Insurance. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors and are not a recommendation to buy, sell or hold our common stock or any other securities we may issue. A.M. Best periodically reviews our financial strength rating and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analysis include, but are not limited to:

•	if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s rating;
•	if unfavorable financial, regulatory or market trends affect us, including excess market capacity;
•	if our losses exceed our loss reserves;
•	if we have unresolved issues with government regulators;
•	if we are unable to retain our senior management or other key personnel;
•	if our investment portfolio incurs significant losses; or
•	if A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

These and other factors could result in a downgrade of our financial strength rating. A downgrade or withdrawal of our rating could result in any of the following consequences, among others:

•	causing our current and future brokers and insureds to choose other, more highly-rated competitors;
•	increasing the cost or reducing the availability of reinsurance to us;
•	severely limiting or preventing us from writing new and renewal insurance contracts; or
•	giving our lenders under our credit agreement the right to accelerate our debt.

In addition, in view of the earnings and capital pressures recently experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations.

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Only our Chief Executive Officer has an employment agreement with us and is subject to a non-compete agreement. Should any of our key executives terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.

We rely on a select group of brokers, and such relationships may not continue.

We distribute the majority of our products through a select group of brokers. 46.3%, or $81.9 million, of our 2015 gross written premiums were distributed through five of our approximately 149 brokers, two of which accounting for 22.8%, or $40.3 million, of our 2015 gross written premiums.

Our relationship with any of these brokers may be discontinued at any time. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant brokers could result in lower gross written premiums and could have a material adverse effect on our results of operations or business prospects.

Because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.

Certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and forwarded to our insurance subsidiary. In certain jurisdictions, when the insured pays its policy premium to its broker for payment on behalf of our insurance subsidiary, the premium might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with whom we work. Where necessary, we review the financial condition of potential new brokers before we agree to transact business with them. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the absence of related premiums being paid to us.

Because the possibility of these events occurring depends in large part upon the financial condition and internal operations of our brokers, we monitor broker behavior and review financial information on an as-needed basis. If we are unable to collect premiums from our brokers in the future, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.

Although we seek to mitigate our loss exposure through a variety of methods, the future is inherently unpredictable. It is difficult to predict the timing, frequency and severity of losses with statistical certainty. It is not possible to completely eliminate our exposure to unforecasted or unpredictable events and, to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.

For instance, various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge.

In addition, we design our policy terms to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and entitle us to decline coverage in the event of a violation of those conditions. Also, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders. While these exclusions and limitations help us assess and reduce our loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Three examples of unanticipated risks that have affected the insurance industry are:

•	Asbestos liability applied to manufacturers of products and contractors who installed those products.
•	Apportionment of liability arising from subsidence claims assigned to subcontractors who may have been involved in mundane tasks (such as installing sheetrock in a home).
•	Court decisions, such as the 1995 Montrose decision in California, that read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions.

These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and equity prices. See “Management’s discussion and analysis of financial condition and results of operation — Quantitative and qualitative disclosures about market risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We also invest in marketable equity securities. These securities are carried on the balance sheet at fair value and are subject to potential losses and declines in value. Our equity invested assets totaled $17.8 million as of September 30, 2016.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC and the Arkansas State Insurance Department.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Our E&S insurance operations are subject to increased risk from changing market conditions and our business is cyclical in nature, which may affect our financial performance.

E&S insurance covers risks that are typically more complex and unusual than standard risks and require a high degree of specialized underwriting. As a result, E&S risks do not often fit the underwriting criteria of standard insurance carriers, and are generally considered higher risk than those covered in the standard market. If our underwriting staff inadequately judges and prices the risks associated with the business underwritten in the E&S market, our financial results could be adversely impacted.

Historically, the financial performance of the P&C insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Soft markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance coverage demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to the insureds. Conversely, hard markets occur when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, causing insurance prices to generally rise and policy terms and conditions to become more favorable to the insurers.

Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases. We cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our insurance subsidiary, Kinsale Insurance, is subject to extensive regulation in Arkansas, its state of domicile, and to a lesser degree, the other states in which it operates. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write E&S lines of business, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance regulators also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.

In addition, state insurance regulators have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.

The NAIC has adopted a system to test the adequacy of statutory capital of insurance companies, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies P&C insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiary to maintain regulatory authority to conduct our business. See also “Regulation — Required licensing.”

We may become subject to additional government or market regulation which may have a material adverse impact on our business.

Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) also established the Federal Insurance Office (the “FIO”) and vested the FIO with the authority to monitor all aspects of the insurance sector, including to monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Federal Reserve as a bank holding company. In December 2013, the FIO issued a report on alternatives to modernize and improve the system of insurance regulation in the United States (the “Modernization Report”), including increasing national uniformity through either a federal charter or effective action by the states. Any additional regulations established as a result of the Dodd-Frank Act or actions in response to the Modernization Report could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and requiring reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.

Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends and service our debt obligations depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary.

Because we are a holding company with no business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations largely depends on dividends and other distributions from our insurance subsidiary, Kinsale Insurance. State insurance laws, including the laws of Arkansas, restrict the ability of Kinsale Insurance to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Consequently, the maximum dividend distribution is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on our business. The maximum amount of dividends Kinsale Insurance could pay us during 2016 without regulatory approval is $21.9 million. State insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulators that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors. See “Dividend policy.”

Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

Our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.

In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible stockholders’ equity over the long term. In addition, our opportunistic nature and focus on long-term growth in tangible equity may result in fluctuations in gross written premiums from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate loss and loss adjustment reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

We use reinsurance to help manage our exposure to insurance risks. Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. In addition, reinsurance programs are generally subject to renewal on an annual basis. We may not be able to obtain reinsurance on acceptable terms or from entities with satisfactory creditworthiness. If we are unable to obtain new reinsurance facilities or to renew expiring facilities, our net exposures would increase. In such event, if we are unwilling to bear an increase in our net exposure, we would have to reduce the level of our underwriting commitments, which would reduce our revenues.

Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. Some exclusions are with respect to risks that we cannot exclude in policies we write due to business or regulatory constraints. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on direct insurers that do not wholly cover the risks written by these direct insurers. As a result, we, like other direct insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses. For example, certain reinsurers have excluded coverage for terrorist acts or priced such coverage at unreasonably high rates. Many direct insurers, including us, have written policies without terrorist act exclusions and in many cases we cannot exclude terrorist acts because of regulatory constraints. We may, therefore, be exposed to potential losses as a result of terrorist acts. See also “Business — Reinsurance.”

We are subject to reinsurance counterparty credit risk.

Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly and uncertain of success. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include any amounts deemed uncollectible from the reinsurer in our reserve for uncollectible reinsurance. As of September 30, 2016, we had $109.1 million of aggregate reinsurance balances on paid and unpaid losses, ceded unearned premiums and other reinsurance receivables. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition.

We may act based on inaccurate or incomplete information regarding the accounts we underwrite.

We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.

Our employees could take excessive risks, which could negatively affect our financial condition and business.

As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, product managers and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees’ business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, and the availability of reinsurance, market disruptions and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

The failure of our information technology and telecommunications systems could adversely affect our business.

Our business is highly dependent upon our information technology and telecommunications systems, including our browser-based underwriting system. Among other things, we rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments and to prepare internal and external financial statements and information. In addition, some of these systems may include or rely on third-party systems not located on our premises or under our control. Events such as natural catastrophes, terrorist attacks, industrial accidents or computer viruses may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency plans and other reasonable plans to protect our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business.

Our operations depend on the reliable and secure processing, storage and transmission of confidential and other data and information in our computer systems and networks. Computer viruses, hackers, employee misconduct and other external hazards could expose our systems to security breaches, cyber-attacks or other disruptions. In addition, we routinely transmit and receive personal, confidential and proprietary data and information by electronic means and are subject to numerous data privacy laws and regulations enacted in the jurisdictions in which we do business.

While we have implemented security measures designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our customers’ data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, reputational harm or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

Any failure to protect our intellectual property rights could impair our ability to protect our intellectual property, proprietary technology platform and brand, or we may be sued by third parties for alleged infringement of their proprietary rights.

Our success and ability to compete depend in part on our intellectual property, which includes our rights in our proprietary technology platform and our brand. We primarily rely on copyright, trade secret and trademark laws, and confidentiality or license agreements with our employees, customers, service providers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Our success depends also in part on our not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We employ third-party and open source licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs, or reduced service levels, which would adversely affect our business.

Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition and results of operations.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Severe weather conditions and catastrophes can cause losses in our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which might require us to increase our reserves, causing our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operation.

We may not be able to manage our growth effectively.

We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. However, we must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify and hire qualified employees or effectively incorporate the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Competition for business in our industry is intense.

We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we do. Some of these competitors also have longer experience and more market recognition than we do in certain lines of business. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance and reinsurance we seek to underwrite. See “Business — Competition.” In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

•	An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;
•	The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers; and
•	Changing practices caused by the internet, including shifts in the way in which E&S insurance is purchased. We currently depend largely on the wholesale distribution model. If the wholesale distribution model were to be significantly altered by changes in the way E&S insurance were marketed, including, but not limited to, through use of the internet, it could have a material adverse effect on our premiums, underwriting results and profits.

We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:

•	collect and properly analyze a substantial volume of data from our insureds;
•	develop, test and apply appropriate actuarial projections and ratings formulas;
•	closely monitor and timely recognize changes in trends; and
•	project both frequency and severity of our insureds’ losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

•	insufficient or unreliable data;
•	incorrect or incomplete analysis of available data;
•	uncertainties generally inherent in estimates and assumptions;
•	our failure to implement appropriate actuarial projections and ratings formulas or other pricing methodologies;
•	regulatory constraints on rate increases;
•	our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and
•	unanticipated court decisions, legislation or regulatory action.

If actual renewals of our existing contracts do not meet expectations, our written premiums in future years and our future results of operations could be materially adversely affected.

Many of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the rates of renewal of our prior year’s contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal because of pricing conditions, our written premiums in future years and our future operations would be materially adversely affected.

We may change our underwriting guidelines or our strategy without stockholder approval.

Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section titled “Business” or elsewhere in this prospectus.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.

As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders’ equity and other relevant financial statement line items.

Our insurance subsidiary, Kinsale Insurance, is required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, our claims organization’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, if we do not train new claims employees effectively or if we lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could adversely affect our operating margins.

We rely on the use of credit scoring in pricing and underwriting certain of our insurance policies and any legal or regulatory requirements that restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our ability to be profitable.

We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which we operate, could impact the integrity of our pricing and underwriting processes, which could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time.

Global climate change may have an adverse effect on our financial results.

Although uncertainty remains as to the nature and effect of future efforts to curb greenhouse gas emissions and thereby mitigate their potential long-term effects on the climate, a broad spectrum of scientific evidence suggests that manmade production of greenhouse gas has had an adverse effect on the global climate. Our insurance policies are generally written for one year and repriced annually to reflect changing exposures. However, assessing the risk of loss and damage associated with the adverse effects of climate change and the range of approaches to address loss and damage associated with the adverse effects of climate change, including impacts related to extreme weather events and slow onset events, remains a challenge and might adversely impact our business, results of operations and financial condition.

Risks related to this offering and ownership of our common stock

Our stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could continue to be subject to significant fluctuations in response to the factors described in this “Risk factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated variations in our quarterly and annual operating results or those of other companies in our industry;
•	changes in market valuations of companies perceived to be similar to us;
•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	the public’s response to our or our competitors’ filings with the SEC, press releases or other announcements regarding acquisitions, restructurings, litigation, regulation or other strategic actions and significant matters;
•	changes in our Board of Directors, senior management or other key personnel;
•	sales of our common stock, including by our directors, executive officers and principal stockholders;
•	short sales, hedging and other derivative transactions in our common stock;
•	any indebtedness we may incur or securities we may issue in the future;
•	actions by stockholders;
•	the occurrence of severe weather conditions and other catastrophes that affect or are perceived by investors as affecting us or our industry;
•	exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;
•	changes in our credit ratings; and
•	the actual or anticipated passage of legislation or other regulatory developments affecting us or our industry.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.

If securities analysts do not publish research or reports about our business or issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts. Analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

Provisions in our amended and restated certificate of incorporation and by-laws and Delaware law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider advantageous, including transactions in which you would otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include those which:

•	authorize the issuance of “blank check” preferred stock, which our Board of Directors could issue to discourage a takeover attempt;
•	deny the ability of our stockholders to call special meetings of stockholders;
•	provide that certain litigation against us can only be brought in Delaware;
•	provide that the Board of Directors, without the assent or vote of our stockholders, is expressly authorized to make, alter or repeal our by-laws; and
•	establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on at stockholder meetings.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. This provision of the Delaware General Corporation Law could delay or prevent a change of control of our company, which could adversely affect the price of our common stock.

The Moelis Funds exert significant influence over us and our corporate decisions.

Immediately following the completion of this offering, the Moelis Funds will continue to own, in the aggregate, approximately 22.9% of our outstanding common stock (or approximately 20.5% if the underwriters exercise their option to purchase additional shares from the selling stockholders in full). So long as the Moelis Funds own a significant amount of our outstanding common stock, the Moelis Funds may exert significant voting influence over us and our corporate decisions, including any matter requiring stockholder approval regardless of whether others believe that the matter is in our best interests. For example, the Moelis Funds may exert significant influence over the vote in any election of directors and any amendment of our charter. The Moelis Funds may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, preventing or deterring a change in control of us;
•	entrenching our management or our Board of Directors; or
•	influencing us to enter into transactions or agreements that are not in the best interests of all stockholders.

We are party to a director nomination agreement that grants the Moelis Funds the right to nominate individuals to our Board of Directors provided certain ownership requirements are met. See “Certain relationships and related party transactions — Director nomination agreement.”

The concentration of ownership could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.

Our amended and restated certificate of incorporation provides that the Moelis Funds have no obligation to offer us corporate opportunities.

The Moelis Funds and the members of our board of directors who are affiliated with the Moelis Funds, by the terms of our amended and restated certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. Kinsale, by the terms of our amended and restated certificate of incorporation, expressly renounces any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment. The Moelis Funds are in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and the Moelis Funds have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of the Moelis Funds were to enter into or acquire a business similar to ours. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Moelis Funds to itself, its portfolio companies or its other affiliates instead of to us.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

Of our 20,968,707 common shares outstanding, 7,590,000 were sold in our IPO and are freely tradable without restriction or further registration under the Securities Act, unless such shares are held by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. Except for the shares sold in our IPO and the shares sold in this offering, all remaining common shares outstanding are “restricted securities” within the meaning of Rule 144, under the Securities Act. In addition, we filed a Registration Statement on Form S-8 under the Securities Act to register 2,073,832 shares of our common stock for issuance under the 2016 Plan. As a result, any shares issued under the 2016 Plan and the Form S-8 will be freely tradable in the public market.

Our directors, executive officers and the selling stockholders have agreed to enter into “lock-up” agreements with the underwriters, in which they will agree to refrain from selling their shares, subject to limitations, for a period of 90 days after the date of this prospectus. Sales of substantial amounts of our common shares in the public market as a result of the exercise of registration rights, following the release of lock-up restrictions, or otherwise, or the perception that these sales could occur, as well as the perception that when securities are granted under the 2016 Plan they will be sold in the public market, could cause the market price of our common stock to decline. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, unlike other public companies, we will not be required to (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold shareholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also elect to delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Certain underwriters are affiliates of our significant stockholder, the Moelis Funds, and have interests in this offering beyond customary underwriting discounts and commissions.

Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, who will be receiving all of the net proceeds of this offering. Since the Moelis Funds beneficially own more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. In particular, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary because Moelis & Company LLC is not primarily responsible for managing this offering, and the underwriters that are primarily responsible for managing this offering (J.P. Morgan Securities LLC, William Blair & Company, L.L.C. and RBC Capital Markets, LLC) satisfy the criteria required by Rule 5121(f)(12)(E) and do not have a conflict of interest with us. However, in accordance with Rule 5121, Moelis & Company LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder. See “Underwriting (conflicts of interest).”

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable Arkansas insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Arkansas insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of an Arkansas-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Kinsale Insurance and would trigger the applicable change of control filing requirements under Arkansas insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Arkansas Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Kinsale, including through transactions that some or all of the stockholders of Kinsale might consider to be desirable. See also “Regulation — Changes of control.”

Forward-looking statements

This prospectus contains forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. You can identify forward-looking statements in this prospectus by the use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

•	the possibility that our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition and results of operations;
•	the inherent uncertainty of models resulting in actual losses that are materially different than our estimates;
•	adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity resulting in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, affecting our growth and profitability;
•	a decline in our financial strength rating adversely affecting the amount of business we write;
•	the potential loss of one or more key executives or an inability to attract and retain qualified personnel adversely affecting our results of operations;
•	our reliance on a select group of brokers;
•	the failure of any of the loss limitations or exclusions we employ, or change in other claims or coverage issues, having a material adverse effect on our financial condition or results of operations;
•	the performance of our investment portfolio adversely affecting our financial results;
•	the changing market conditions of our E&S insurance operations, as well as cyclical nature of our business, affecting our financial performance;
•	extensive regulation adversely affecting our ability to achieve our business objectives or the failure to comply with these regulations adversely affecting our financial condition and results of operations;
•	the ability to pay dividends and service our debt obligations being dependent on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary;
•	being forced to sell investments to meet our liquidity requirements;
•	the inability to obtain reinsurance coverage at reasonable prices and on terms that adequately protect us;
•	our underwriters and other associates taking excessive risks;
•	the possibility that severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us;
•	the inability to manage our growth effectively;
•	the intense competition for business in our industry;
•	the effects of litigation having an adverse effect on our business;
•	the ability of the Moelis Funds to exert significant influence over us and our corporate decisions;

•	the failure to maintain effective internal controls in accordance with Sarbanes-Oxley; and
•	other risks and uncertainties discussed in “Risk factors” and elsewhere in this prospectus.

Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering.

Market price for common stock

Our common stock has been listed on NASDAQ under the symbol “KNSL” since July 28, 2016. Before then, there was no public market for our common stock. The last reported sale price of our common stock on NASDAQ on November 30, 2016 was $28.51 per share. As of November 11, 2016, we had 140 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by NASDAQ:

2016 Period	High	Low
Third Quarter 2016 (from July 28, 2016)	$22.65	$18.00
Fourth Quarter 2016 (to November 30, 2016)	$29.30	$20.81

Dividend policy

On August 30, 2016, the Company’s Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was payable on September 30, 2016 to all stockholders of record on September 15, 2016.

On November 8, 2016, the Company's Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend is payable on December 15, 2016 to all stockholders of record on December 1, 2016.

The declaration, payment and amount of future dividends will be subject to the discretion of our Board of Directors. Our Board of Directors will give consideration to various risks and uncertainties, including those discussed under the headings “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus when determining whether to declare and pay dividends, as well as the amount thereof. Our Board of Directors may take into account a variety of factors when determining whether to declare any dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends on our financial strength ratings and (6) any other factors that our Board of Directors deem relevant.

Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiary to pay dividends to us is subject to limits under insurance laws of the state in which our insurance subsidiary is domiciled. See “Risk factors – Risks related to our business and our industry – Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends and service our debt obligations depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary” and “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources” and “Regulation.”

Selected consolidated financial and other data

The following tables present our selected consolidated financial and other data, at the dates and for the periods indicated. The selected consolidated financial and other data set forth below as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The selected consolidated financial and other data as of and for the nine months ended September 30, 2016 and 2015 have been derived from our unaudited interim condensed consolidated financial statements included in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of our management, our unaudited interim condensed consolidated financial statements included in this prospectus include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the information set forth herein.

These historical results are not necessarily indicative of the results that may be expected for any future period. The following information is only a summary and should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Revenues:
Gross written premiums	$141,012	$131,840	$177,009	$158,523	$125,267
Ceded written premiums	(23,910)	(77,137)	(92,991)	(97,012)	(80,870)
Net written premiums	$117,102	$54,703	$84,018	$61,511	$44,397

Net earned premiums	$95,354	$51,736	$74,322	$58,996	$45,122
Net investment income	5,389	4,027	5,643	4,070	3,344
Net investment gains	383	8	59	201	8
Other income	136	443	572	409	10
Total revenues	101,262	56,214	80,596	63,676	48,484

Expenses:
Losses and loss adjustment expenses	51,526	27,648	42,238	41,108	28,890
Underwriting, acquisition and insurance expenses	19,031	408	2,809	1,451	6,894
Other expenses	1,469	1,481	1,992	1,644	597
Total expenses	72,026	29,537	47,039	44,203	36,381
Income before income taxes	29,236	26,677	33,557	19,473	12,103
Income tax expense (benefit)	9,940	9,008	11,284	6,500	(164)
Net income	$19,296	$17,669	$22,273	$12,973	$12,267
Underwriting income(1)	$24,797	$23,680	$29,275	$16,437	$9,338

	At September 30,	At December 31,
	2016	2015	2014
	(in thousands)
Balance sheet data:
Cash and invested assets	$520,578	$368,685	$292,285
Premiums receivable, net	15,483	15,550	14,226
Reinsurance recoverables	77,610	95,670	70,348
Ceded unearned premiums	24,143	39,329	42,565
Intangible assets	3,538	3,538	3,538
Total assets	663,271	545,278	437,604
Reserves for unpaid losses and loss adjustment expenses	253,458	219,629	162,210
Unearned premiums	88,276	81,713	75,253
Funds held for reinsurers	52,545	87,206	63,932
Note payable	27,223	29,603	27,484
Total liabilities	453,387	431,827	345,018
Total stockholders’ equity	209,884	113,451	92,586

Other data:
Tangible stockholders’ equity(2)	$207,584	$111,151	$90,286
Debt to total capitalization ratio(3)	11.6%	20.8%	23.1%
Statutory capital and surplus(4)	$185,462	$127,675	$104,101
	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Underwriting and other ratios:
Loss ratio(5)	54.0%	53.4%	56.8%	69.7%	64.0%
Expense ratio(6)	20.0%	0.8%	3.8%	2.4%	15.3%
Combined ratio(7)	74.0%	54.2%	60.6%	72.1%	79.3%

Adjusted loss ratio(8)	50.8%	49.3%	51.5%	59.4%	58.5%
Adjusted expense ratio(8)	26.5%	26.0%	26.0%	24.7%	26.9%
Adjusted combined ratio(8)	77.3%	75.3%	77.5%	84.1%	85.4%

Return on equity(9)	15.9%	23.3%	21.6%	15.3%	17.0%

(1) Underwriting income is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

(2) Tangible stockholders’ equity is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Financial condition” for a reconciliation of tangible stockholders’ equity to stockholders’ equity.

(3) The ratio, expressed as a percentage, of total indebtedness for borrowed money, including capitalized lease obligations, to the sum of total indebtedness for borrowed money, including capitalized lease obligations, and stockholders’ equity.

(4) For our insurance subsidiary, the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC.

(5) The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6) The expense ratio is the ratio, expressed as a percentage, of underwriting, acquisition and insurance expenses to net earned premiums.

(7) The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8) The adjusted loss ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

(9) Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The discussion and analysis below include certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk factors” beginning on page 13 and elsewhere in this prospectus that could cause actual results to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-looking statements.”

Overview

Founded in 2009, we are an established and growing specialty insurance company. We focus exclusively on E&S market in the U.S., where we can use our underwriting expertise to write coverages for hard-to-place small business risks. We market and sell these insurance products in all 50 states and the District of Columbia through a network of independent insurance brokers. We have an experienced and cohesive management team, who have an average of 20 years of experience in the E&S market. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

We have one reportable segment, our Excess and Surplus Lines Insurance segment, which offers P&C insurance products through the E&S market. For the first nine months of 2016, the percentage breakdown of our gross written premiums was 93.6% casualty and 6.4% property. Our commercial lines offerings include construction, small business, excess casualty, general casualty, energy, professional liability, life sciences, product liability, allied health, health care, commercial property, management liability, environmental, inland marine, commercial insurance and public entity. We also write a small amount of homeowners insurance in the personal lines market, which in aggregate represented 3.5% of our gross written premiums in the first nine months of 2016.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and attractive underwriting profits while managing our capital prudently. We have built a company that is entrepreneurial and highly efficient, using our proprietary technology platform and leveraging the expertise of our highly experienced employees in our daily operations. We believe our systems and technology are at the digital forefront of the insurance industry, allowing us to quickly collect and analyze data, thereby improving our ability to manage our business and reducing response times for our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims operations.

Factors affecting our results of operations

The MLQS

Historically, a significant amount of our business had been reinsured through our MLQS with third-party reinsurers. This agreement allowed us to cede a portion of the risk related to certain of the insurance that we underwrite in exchange for a portion of our direct written premiums on that business, less a ceding commission. The MLQS was subject to annual renewal; however, we retained the rights to adjust the amount of business we ceded on a quarterly basis in accordance with the terms of the MLQS. We continually monitored the ceding percentage under the MLQS and adjusted this percentage based on our projected direct written premiums. The counterparties under the MLQS for calendar year 2016 were Tokio Millennium Re AG (40%), Munich Reinsurance America, Inc. (32.5%), Everest Reinsurance Co. (20%) and Berkley Insurance Co. (7.5%).

Effective January 1, 2015, the ceding percentage under the MLQS was 50% and the provisional ceding commission rate was 41%. The ceding percentage remained at 50% until October 1, 2015, at which time we decreased the percentage to 40%, while the ceding commission rate remained at 41%. A lower ceding percentage generally results in higher net earned premiums and a reduction in ceding commissions in future periods.

Effective January 1, 2016, we reduced the ceding percentage from 40% to 15% while maintaining the provisional ceding commission rate at 41%. We reduced the ceding percentage under the MLQS as a result of Kinsale Insurance’s capital position growing more strongly from the profitability of the business relative to the growth rate of gross written premiums. Generally, we increased the ceding percentage when gross written premiums were growing more strongly relative to the growth rate of Kinsale Insurance’s capital position, and decreased the ceding percentage when Kinsale Insurance’s capital position was growing more strongly relative to the growth rate of gross written premiums. In periods of high premium rates and shortages of underwriting capacity (known as a hard market), the E&S market may grow significantly more rapidly than the standard insurance market as business may shift from the standard market to the E&S market dramatically. As a result of the successful completion of our IPO in August 2016, we terminated and commuted the 2016 MLQS contract on October 1, 2016.

The effect of the MLQS on our results of operations is primarily reflected in our ceded written premiums, losses and loss adjustment expenses, as well as our underwriting, acquisition and insurance expenses. The following tables summarize the effect of the MLQS on our underwriting income for the three and nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013:

	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015
($ in thousands)	Including Quota Share	Effect of Quota Share	Excluding Quota Share	Including Quota Share	Effect of Quota Share	Excluding Quota Share
Gross written premiums	$47,823	$—	$47,823	$45,798	$—	$45,798
Ceded written premiums	(14,177)	(6,000)	(8,177)	(26,919)	(19,572)	(7,347)
Net written premiums	$33,646	$(6,000)	$39,646	$18,879	$(19,572)	$38,451
Net retention(1)	70.4%		82.9%	41.2%		84.0%
Net earned premiums	$32,974	$(5,872)	$38,846	$18,279	$(18,618)	$36,897
Losses and loss adjustment expenses	(15,949)	1,402	(17,351)	(10,369)	8,303	(18,672)
Underwriting, acquisition and insurance expenses	(6,302)	4,234	(10,536)	(46)	9,571	(9,617)
Underwriting income(2)	$10,723	$(236)	$10,959	$7,864	$(744)	$8,608
Loss ratio	48.4%	23.9%	—	56.7%	44.6%	—
Expense ratio	19.1%	72.1%	—	0.3%	51.4%	—
Combined ratio	67.5%	96.0%	—	57.0%	96.0%	—
Adjusted loss ratio(3)	—	—	44.7%	—	—	50.6%
Adjusted expense ratio(3)	—	—	27.1%	—	—	26.1%
Adjusted combined ratio(3)	—	—	71.8%	—	—	76.7%

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
($ in thousands)	Including Quota Share	Effect of Quota Share	Excluding Quota Share	Including Quota Share	Effect of Quota Share	Excluding Quota Share
Gross written premiums	$141,012	$—	$141,012	$131,840	$—	$131,840
Ceded written premiums	(23,910)	(774)	(23,136)	(77,137)	(55,482)	(21,655)
Net written premiums	$117,102	$(774)	$117,876	$54,703	$(55,482)	$110,185
Net retention(1)	83.0%		83.6%	41.5%		83.6%
Net earned premiums	$95,354	$(16,996)	$112,350	$51,736	$(52,612)	$104,348
Losses and loss adjustment expenses	(51,526)	5,597	(57,123)	(27,648)	23,778	(51,426)
Underwriting, acquisition and insurance expenses	(19,031)	10,719	(29,750)	(408)	26,730	(27,138)
Underwriting income(2)	$24,797	$(680)	$25,477	$23,680	$(2,104)	$25,784
Loss ratio	54.0%	32.9%	—	53.4%	45.2%	—
Expense ratio	20.0%	63.1%	—	0.8%	50.8%	—
Combined ratio	74.0%	96.0%	—	54.2%	96.0%	—
Adjusted loss ratio(3)	—	—	50.8%	—	—	49.3%
Adjusted expense ratio(3)	—	—	26.5%	—	—	26.0%
Adjusted combined ratio(3)	—	—	77.3%	—	—	75.3%
	Year Ended December 31, 2015			Year Ended December 31, 2014			Year Ended December 31, 2013
($ in thousands)	Including Quota Share	Effect of Quota Share	Excluding Quota Share	Including Quota Share	Effect of Quota Share	Excluding Quota Share	Including Quota Share	Effect of Quota Share	Excluding Quota Share
Gross written premiums	$177,009	$—	$177,009	$158,523	$—	$158,523	$125,267	$—	$125,267
Ceded written premiums	(92,991)	(63,991)	(29,000)	(97,012)	(68,755)	(28,257)	(80,870)	(58,241)	(22,629)
Net written premiums	$84,018	$(63,991)	$148,009	$61,511	$(68,755)	$130,266	$44,397	$(58,241)	$102,638
Net retention(1)	47.5%		83.6%	38.8%		82.2%	35.4%		81.9%

Net earned premiums	$74,322	$(67,950)	$142,272	$58,996	$(60,838)	$119,834	$45,122	$(38,310)	$83,432
Losses and loss adjustment expenses	(42,238)	30,978	(73,216)	(41,108)	30,093	(71,201)	(28,890)	19,904	(48,794)
Underwriting, acquisition and insurance expenses	(2,809)	34,254	(37,063)	(1,451)	28,160	(29,611)	(6,894)	15,533	(22,427)
Underwriting income(2)	$29,275	$(2,718)	$31,993	$16,437	$(2,585)	$19,022	$9,338	$(2,873)	$12,211

Loss ratio	56.8%	45.6%	—	69.7%	49.5%	—	64.0%	52.0%	—
Expense ratio	3.8%	50.4%	—	2.4%	46.3%	—	15.3%	40.5%	—
Combined ratio	60.6%	96.0%	—	72.1%	95.8%	—	79.3%	92.5%	—

Adjusted loss ratio(3)	—	—	51.5%	—	—	59.4%	—	—	58.5%
Adjusted expense ratio(3)	—	—	26.0%	—	—	24.7%	—	—	26.9%
Adjusted combined ratio(3)	—	—	77.5%	—	—	84.1%	—	—	85.4%

(1) The ratio of net written premiums to gross written premiums.

(2) Underwriting income is a non-GAAP financial measure. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

(3) Our adjusted loss ratio, adjusted expense ratio and adjusted combined ratio are non-GAAP financial measures. We define our adjusted loss ratio, adjusted expense ratio and adjusted combined ratio as each of our loss ratio, expense ratio and combined ratio, respectively, excluding the effects of the MLQS. We use these adjusted ratios as an internal performance measure in the management of our operations because we believe they give our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Our adjusted loss ratio, adjusted expense ratio and adjusted combined ratio should not be viewed as substitutes for our loss ratio, expense ratio and combined ratio, respectively, which are presented in accordance with GAAP.

Our results of operations may be difficult to compare from year to year as we may make periodic adjustments to the amount of business we cede under the terms of the MLQS, may change the negotiated terms of the MLQS upon renewal, and may increase or decrease the ceding commission under the MLQS based on the loss experience of the business ceded. In light of the impact of the MLQS on our results of operations, we internally evaluate our financial performance both including and excluding the effects of the MLQS.

Components of our results of operations

Gross written premiums

Gross written premiums are the amount received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period are generally influenced by:

•	New business submissions;
•	Binding of new business submissions into policies;
•	Renewals of existing policies; and
•	Average size and premium rate of new and existing policies.

We earn insurance premiums on a pro rata basis over the term of a policy. Our insurance policies generally have a term of one year. Net earned premiums represent the earned portion of our gross written premiums, less that portion of our gross written premiums that is ceded to third-party reinsurers under our reinsurance agreements.

Ceded written premiums

Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential large losses as well as to provide additional capacity for growth. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels. Since we reduced the ceding percentage under the MLQS from 40% to 15% effective January 1, 2016, and subsequently terminated and commuted the MLQS on October 1, 2016, we anticipate that our ceded written premiums will decline significantly relative to our gross written premiums in future periods.

Net investment income

Net investment income is an important component of our results of operations. We earn investment income on our portfolio of cash and invested assets. Our cash and invested assets are primarily comprised of fixed maturity securities, but also include cash and cash equivalents, equity securities and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as from changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premiums we receive from our insureds less payments on policyholder claims.

Net investment gains (losses)

Net investment gains (losses) are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost, as well as any “other-than-temporary” impairments recognized in earnings.

Losses and loss adjustment expenses

Losses and loss adjustment expenses are a function of the amount and type of insurance contracts we write and the loss experience associated with the underlying coverage. In general, our losses and loss adjustment expenses are affected by:

•	Frequency of claims associated with the particular types of insurance contracts that we write;
•	Trends in the average size of losses incurred on a particular type of business;
•	Mix of business written by us;
•	Changes in the legal or regulatory environment related to the business we write;
•	Trends in legal defense costs;
•	Wage inflation; and
•	Inflation in medical costs.

Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and loss adjustment expenses may be paid out over a period of years.

Underwriting, acquisition and insurance expenses

Underwriting, acquisition and insurance expenses include policy acquisition costs and other underwriting expenses. Policy acquisition costs are principally comprised of the commissions we pay our brokers, net of ceding commissions we receive on business ceded under certain reinsurance contracts. Policy acquisition costs that are directly related to the successful acquisition of those policies are deferred. The amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the policy life. Other underwriting expenses represent the general and administrative expenses of our insurance business including employment costs, telecommunication and technology costs, the costs of our lease, and legal and auditing fees. As we have reduced the ceding percentage under the MLQS from 40% to 15% effective January 1, 2016, and subsequently terminated and commuted the MLQS on October 1, 2016, we expect to receive lower ceding commissions and therefore anticipate that our underwriting, acquisition and insurance expenses will increase significantly during 2016.

Income tax expense

Currently all of our income tax expense relates to federal income taxes. Kinsale Insurance is generally not subject to income taxes in the states in which it operates; however, our non-insurance subsidiaries are subject to state income taxes. The amount of income tax expense or benefit recorded in future periods will be dependent on the jurisdictions in which we operate and the tax laws and regulations in effect.

Key metrics

We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

Underwriting income is a non-GAAP financial measure. We define underwriting income as net income, excluding net investment income, net investment gains and losses, and other income and expenses. See “—Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

Loss ratio, expressed as a percentage, is the ratio of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses to net earned premiums.

Combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Adjusted loss ratio is a non-GAAP financial measure. We define adjusted loss ratio as the loss ratio, excluding the effects of the MLQS. For additional detail on the impact of the MLQS on our results of operations, see “—Factors affecting our results of operations — The MLQS.”

Adjusted expense ratio is a non-GAAP financial measure. We define adjusted expense ratio as the expense ratio, excluding the effects of the MLQS. For additional detail on the impact of the MLQS on our results of operations, see “—Factors affecting our results of operations — The MLQS.”

Adjusted combined ratio is a non-GAAP financial measure. We define adjusted combined ratio as the loss ratio, excluding the effects of the MLQS. For additional detail on the impact of the MLQS on our results of operations, see “—Factors affecting our results of operations — The MLQS.”

Return on equity is our net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period. Our overall financial goal is to produce a return on equity in the mid-teens over the long-term.

Results of operations

Three months ended September 30, 2016 compared to three months ended September 30, 2015

The following table summarizes our results of operations for the three months ended September 30, 2016 and September 30, 2015:

	Three Months Ended September 30,
($ in thousands)	2016	2015	Change
Gross written premiums	$47,823	$45,798	$2,025
Ceded written premiums	(14,177)	(26,919)	12,742
Net written premiums	$33,646	$18,879	$14,767
Net earned premiums	$32,974	$18,279	$14,695
Losses and loss adjustment expenses	15,949	10,369	5,580
Underwriting, acquisition and insurance expenses	6,302	46	6,256
Underwriting income(1)	10,723	7,864	2,859
Other expenses, net	(523)	(340)	(183)
Net investment income	1,894	1,436	458
Net investment losses	—	(8)	8
Income before income taxes	12,094	8,952	3,142
Income tax expense	4,112	3,008	1,104
Net income	$7,982	$5,944	$2,038
Return on equity	18.8%	22.4%
Loss ratio	48.4%	56.7%
Expense ratio	19.1%	0.3%
Combined ratio	67.5%	57.0%

(1) Underwriting income is a non-GAAP financial measure. See “—Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

Our net income was $8.0 million for the three months ended September 30, 2016 compared to $5.9 million for the three months ended September 30, 2015, an increase of 34.3%. Our underwriting income increased by $2.9 million, or 36.4%, to $10.7 million for the three months ended September 30, 2016 compared to $7.9 million for the three months ended September 30, 2015. The increase in our underwriting income during the period was primarily due to greater number of policies written and higher favorable prior year loss development during the third quarter of 2016 compared to the third quarter of 2015.

On January 1, 2015, we renewed the MLQS and maintained the ceding percentage at 50%, which resulted in a net retention ratio of 41.2%, for the three months ended September 30, 2015. The ceding percentage remained at 50% until October 1, 2015, at which time we decreased the percentage to 40%. Upon renewal of the MLQS on January 1, 2016, we further reduced the ceding percentage from 40% to 15%, which resulted in a net retention ratio of 70.4% for the three months ended September 30, 2016. Excluding the effect of the MLQS, our net retention ratio was 82.9% for the three months ended September 30, 2016 compared to 84.0% for the three months ended September 30, 2015.

In addition, excluding the effect of the MLQS, our underwriting income was $11.0 million for the three months ended September 30, 2016 compared to $8.6 million for the three months ended September 30, 2015, an increase of $2.4 million, or 27.3%. The corresponding adjusted combined ratio was 71.8% for the three months ended September 30, 2016 compared to 76.7% for the three months ended September 30, 2015.

Premiums

Our gross written premiums were $47.8 million for the three months ended September 30, 2016 compared to $45.8 million for the three months ended September 30, 2015, an increase of $2.0 million, or 4.4%. Premium growth in the third quarter of 2016 was principally due to a greater number of policies written, offset in part by a decrease in the average premium size. The average premium per policy written was $8,814 in the third quarter of 2016 compared to $10,596 in the third quarter of 2015. The increase in gross written premiums was most notable in the small business, excess casualty and personal insurance lines of business, offset in part by lower premiums written in the energy line of business.

Net written premiums increased by $14.8 million, or 78.2%, to $33.6 million for the three months ended September 30, 2016 from $18.9 million for the three months ended September 30, 2015. This increase in net written premiums was primarily due to the decrease in the ceding percentage on the MLQS and higher gross written premiums in the third quarter of 2016 compared to the third quarter 2015. Effective January 1, 2016, we decreased the ceding percentage on the MLQS from 40% to 15%.

Net earned premiums increased by $14.7 million, or 80.4%, to $33.0 million for the three months ended September 30, 2016 from $18.3 million for the three months ended September 30, 2015 due to higher net written premiums in the third quarter of 2016 compared to the third quarter of 2015. Excluding the effect of the MLQS, net earned premiums increased by $1.9 million, or 5.3%, to $38.8 million for the three months ended September 30, 2016 from $36.9 million for the three months ended September 30, 2015.

Loss ratio

Our loss ratio was 48.4% for the three months ended September 30, 2016 compared to 56.7% for the three months ended September 30, 2015. This decrease in the loss ratio for the third quarter of 2016 was due primarily to higher favorable development on prior accident years during the third quarter of 2016 compared to the same period in 2015.

The following tables summarize the effect of the factors indicated above on the loss ratios and adjusted loss ratios for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,
	2016		2015
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Loss ratio:
Current accident year	$19,408	58.9%	$12,078	66.0%
Effect of prior year development	(3,459)	(10.5)	(1,709)	(9.3)
	$15,949	48.4%	$10,369	56.7%
	Three Months Ended September 30,
	2016		2015
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Adjusted loss ratio:
Current accident year	$22,384	57.6%	$21,641	58.6%
Effect of prior year development	(5,033)	(12.9)	(2,969)	(8.0)
	$17,351	44.7%	$18,672	50.6%

Expense ratio

Our expense ratio was 19.1% for the three months ended September 30, 2016 compared to 0.3% for the three months ended September 30, 2015. As a result of the MLQS, our expense ratio in the third quarter of 2015 was low due to the ceding commissions earned under the MLQS.

The following table summarizes the effect of the factors indicated above on the expense ratio for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,
	2016		2015
($ in thousands)	Underwriting Expenses	% of Earned Premiums	Underwriting Expenses	% of Earned Premiums
Commissions incurred:
Direct	$6,839	20.7%	$6,558	35.9%
Ceding - MLQS	(4,234)	(12.8)%	(9,571)	(52.3)%
Ceding - other	(2,239)	(6.8)%	(2,045)	(11.2)%
Net commissions incurred	366	1.1%	(5,058)	(27.6)%
Other underwriting expenses	5,936	18.0%	5,104	27.9%
Underwriting, acquisition, and insurance expenses	$6,302	19.1%	$46	0.3%

The increase in the expense ratio in the third quarter of 2016 was due primarily to the decrease in the ceding percentage and related ceding commission on the MLQS for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. Other underwriting expenses were $5.9 million for the three months ended September 30, 2016 compared to $5.1 million for the three months ended September 30, 2015, an increase of $0.8 million, or 16.3%. This increase was primarily due to higher compensation costs in the third quarter of 2016 compared to the third quarter of 2015. Direct commissions paid as a percent of gross written premiums was 14.9% for the three months ended September 30, 2016 and 14.8% for the three months ended September 30, 2015.

Excluding the effect of the MLQS, the adjusted expense ratio was 27.1% for the three months ended September 30, 2016 compared to 26.1% for the three months ended September 30, 2015.

Combined ratio

Our combined ratio was 67.5% for the three months ended September 30, 2016 compared to 57.0% for the three months ended September 30, 2015. Excluding the effects of the MLQS, the adjusted combined ratio was 71.8% for the three months ended September 30, 2016 compared to 76.7% for the three months ended September 30, 2015.

Investing results

Our net investment income increased by 31.9% to $1.9 million for the three months ended September 30, 2016 from $1.4 million for the three months ended September 30, 2015, primarily due to the increase in our investment portfolio from additional premiums collected since the third quarter of 2015 and from funds received from the IPO. We achieved this increase despite the ongoing low interest rate environment.

The following table summarizes net investment income and net capital losses for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,
($ in thousands)	2016	2015	Change
Interest from fixed maturity securities	$1,990	$1,545	$445
Dividends on equity securities	101	86	15
Other	32	1	31
Gross investment income	2,123	1,632	491
Investment expenses	(229)	(196)	(33)
Net investment income	1,894	1,436	458
Net realized investment losses	—	(8)	8
Total	$1,894	$1,428	$466

Our investment portfolio had a gross investment return of 2.09% for the three months ended September 30, 2016, compared to 2.10% for the three months ended September 30, 2015.

We perform quarterly reviews of all securities within our investment portfolio to determine whether any other-than-temporary impairment has occurred. Management concluded that there were no other-than-temporary impairments from fixed maturity or equity securities with unrealized losses for the three months ended September 30, 2016 and 2015.

Income tax expense

Our income tax expense was $4.1 million for the three months ended September 30, 2016 compared to $3.0 million for the three months ended September 30, 2015. Our effective tax rate for the three months ended September 30, 2016 was approximately 34.0% compared to 33.6% for the three months ended September 30, 2015.

Return on equity

Our annualized return on equity was 18.8% for the three months ended September 30, 2016 compared to 22.4% for the three months ended September 30, 2015 and reflects the increase in our stockholders equity from the proceeds from the IPO during the third quarter of 2016.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

The following table summarizes our results of operations for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
($ in thousands)	2016	2015	Change
Gross written premiums	$141,012	$131,840	$9,172
Ceded written premiums	(23,910)	(77,137)	53,227
Net written premiums	$117,102	$54,703	$62,399
Net earned premiums	$95,354	$51,736	$43,618
Losses and loss adjustment expenses	51,526	27,648	23,878
Underwriting, acquisition and insurance expenses	19,031	408	18,623
Underwriting income(1)	24,797	23,680	1,117
Other expenses, net	(1,333)	(1,038)	(295)
Net investment income	5,389	4,027	1,362
Net investment gains	383	8	375
Income before income taxes	29,236	26,677	2,559
Income tax expense	9,940	9,008	932
Net income	$19,296	$17,669	$1,627
Return on equity	15.9%	23.3%
Loss ratio	54.0%	53.4%
Expense ratio	20.0%	0.8%
Combined ratio	74.0%	54.2%

(1) Underwriting income is a non-GAAP financial measure. See “—Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

Our net income was $19.3 million for the nine months ended September 30, 2016 compared to $17.7 million for the nine months ended September 30, 2015, an increase of 9.2%. Our underwriting income increased by $1.1 million, or 4.7%, to $24.8 million for the nine months ended September 30, 2016 compared to $23.7 million for the nine months ended September 30, 2015. The increase in our underwriting income during the period was primarily due to an increase in the number of policies written during the first nine months of 2016 compared to the same period in 2015.

On January 1, 2015, we renewed the MLQS and maintained the ceding percentage at 50%, which resulted in a net retention ratio of 41.5% for the nine months ended September 30, 2015. The ceding percentage remained at 50% until October 1, 2015, at which time we decreased the percentage to 40%. Upon renewal of the MLQS on January 1, 2016, we further reduced the ceding percentage from 40% to 15%, which resulted in a net retention ratio of 83.0% for the nine months ended September 30, 2016. Excluding the effect of the MLQS, our net retention ratio was 83.6% for both the nine months ended September 30, 2016 and 2015.

In addition, excluding the effect of the MLQS, our underwriting income was $25.5 million for the nine months ended September 30, 2016 compared to $25.8 million for the nine months ended September 30, 2015, a decrease of $0.3 million, or 1.2%. The corresponding adjusted combined ratio was 77.3% for the nine months ended September 30, 2016 compared to 75.3% for the nine months ended September 30, 2015, which reflected slight increases in both the adjusted loss ratio and the adjusted expense ratio.

Premiums

Our gross written premiums were $141.0 million for the nine months ended September 30, 2016 compared to $131.8 million for the nine months ended September 30, 2015, an increase of $9.2 million, or 7.0%. Premium growth in the first nine months of 2016 was principally due to a greater number of policies written, offset in part by a decrease in the average premium size. The average premium per policy written in the first nine months of 2016 was $8,796 compared to $10,324 in the first nine months of 2015. The increase in gross written premiums was most notable in the small business, construction and personal insurance lines of business, offset in part by lower premiums written in the general casualty and energy lines of business.

Net written premiums increased by $62.4 million, or 114.1%, to $117.1 million for the nine months ended September 30, 2016 from $54.7 million for the nine months ended September 30, 2015. This increase in net written premiums was primarily due to the decrease in the ceding percentage on the MLQS and higher gross written premiums in the first nine months of 2016. Effective January 1, 2016, we decreased the ceding percentage on the MLQS from 40% to 15%.

Net earned premiums increased by $43.6 million, or 84.3%, to $95.4 million for the nine months ended September 30, 2016 from $51.7 million for the nine months ended September 30, 2015 due to higher net written premiums in the first nine months of 2016 compared to the first nine months of 2015. Excluding the effect of the MLQS, net earned premiums increased by $8.0 million, or 7.7%, to $112.4 million for the nine months ended September 30, 2016 from $104.3 million for the nine months ended September 30, 2015.

Loss ratio

Our loss ratio was 54.0% for the nine months ended September 30, 2016 compared to 53.4% for the nine months ended September 30, 2015. This increase in the loss ratio was due primarily to lower favorable loss development as a percentage of earned premiums on prior accident years during the first nine months of 2016 compared to the same period in 2015.

The following tables summarize the effect of the factors indicated above on the loss ratios and adjusted loss ratios for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016		2015
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Loss ratio:
Current accident year	$60,392	63.3%	$36,172	69.9%
Effect of prior year development	(8,866)	(9.3)	(8,524)	(16.5)
	$51,526	54.0%	$27,648	53.4%
	Nine Months Ended September 30,
	2016		2015
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Adjusted loss ratio:
Current accident year	$69,731	62.0%	$64,813	62.1%
Effect of prior year development	(12,608)	(11.2)	(13,387)	(12.8)
	$57,123	50.8%	$51,426	49.3%

Expense ratio

Our expense ratio was 20.0% for the nine months ended September 30, 2016 compared to 0.8% for the nine months ended September 30, 2015. As a result of the MLQS, our expense ratio in the first nine months of 2015 was low due to the ceding commissions earned under the MLQS.

The following table summarizes the effect of the factors indicated above on the expense ratio for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	2016		2015
($ in thousands)	Underwriting Expenses	% of Earned Premiums	Underwriting Expenses	% of Earned Premiums
Commissions incurred:
Direct	$19,913	20.9%	$18,606	36.0%
Ceding - MLQS	(10,719)	(11.2)%	(26,730)	(51.7)%
Ceding - other	(6,380)	(6.7)%	(5,783)	(11.2)%
Net commissions incurred	2,814	3.0%	(13,907)	(26.9)%
Other underwriting expenses	16,217	17.0%	14,315	27.7%
Underwriting, acquisition, and insurance expenses	$19,031	20.0%	$408	0.8%

The increase in the expense ratio in the first nine months of 2016 was due primarily to the decrease in the ceding percentage and related ceding commission on the MLQS for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. Other underwriting expenses were $16.2 million for the nine months ended September 30, 2016 compared to $14.3 million for the nine months ended September 30, 2015, an increase of $1.9 million, or 13.3%. This increase was primarily due to higher compensation costs in the first nine months of 2016 compared to the same period in 2015. Direct commissions paid as a percent of gross written premiums was 14.9% for the nine months ended September 30, 2016 and 14.8% for the nine months ended September 30, 2015.

Excluding the effect of the MLQS, the adjusted expense ratio was 26.5% for the nine months ended September 30, 2016 compared to 26.0% for the nine months ended September 30, 2015.

Combined ratio

Our combined ratio was 74.0% for the nine months ended September 30, 2016 compared to 54.2% for the nine months ended September 30, 2015. Excluding the effects of the MLQS, the adjusted combined ratio was 77.3% for the nine months ended September 30, 2016 compared to 75.3% for the nine months ended September 30, 2015.

Investing results

Our net investment income increased by 33.8% to $5.4 million for the nine months ended September 30, 2016 from $4.0 million for the nine months ended September 30, 2015, primarily due to the increase in our investment portfolio from additional premiums collected since the first nine months of 2015. We achieved this increase despite the ongoing low interest rate environment.

The following table summarizes net investment income and net capital gains for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
($ in thousands)	2016	2015	Change
Interest from fixed maturity securities	$5,684	$4,323	$1,361
Dividends on equity securities	303	266	37
Other	52	5	47
Gross investment income	6,039	4,594	1,445
Investment expenses	(650)	(567)	(83)
Net investment income	5,389	4,027	1,362
Net realized investment gains	383	8	375
Total	$5,772	$4,035	$1,737

Our investment portfolio had a gross investment return of 2.14% for the nine months ended September 30, 2016, compared to 2.09% for the nine months ended September 30, 2015.

We perform quarterly reviews of all securities within our investment portfolio to determine whether any other-than-temporary impairments has occurred. Management concluded that there were no other-than-temporary impairments from fixed maturity or equity securities with unrealized losses for the nine months ended September 30, 2016 and 2015.

Income tax expense

Our income tax expense was $9.9 million for the nine months ended September 30, 2016 compared to $9.0 million for the nine months ended September 30, 2015. Our effective tax rate for the nine months ended September 30, 2016 was approximately 34.0% compared to 33.8% for the nine months ended September 30, 2015.

Return on equity

Our annualized return on equity for the nine months ended September 30, 2016 was 15.9% compared to 23.3% for the nine months ended September 30, 2015 and primarily reflects the increase in our stockholders equity from the proceeds from the IPO, and to a lesser extent, the increase in the combined ratio for the nine months of 2016 compared to the same period in 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table summarizes our results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
($ in thousands)	2015	2014	Change
Gross written premiums	$177,009	$158,523	$18,486
Ceded written premiums	(92,991)	(97,012)	4,021
Net written premiums	$84,018	$61,511	$22,507

Net earned premiums	$74,322	$58,996	$15,326
Losses and loss adjustment expenses	42,238	41,108	1,130
Underwriting, acquisition and insurance expenses	2,809	1,451	1,358
Underwriting income(1)	29,275	16,437	12,838
Other expenses, net	(1,420)	(1,235)	(185)
Net investment income	5,643	4,070	1,573
Net investment gains	59	201	(142)
Income before taxes	33,557	19,473	14,084
Income tax expense	11,284	6,500	4,784
Net income	$22,273	$12,973	$9,300

Return on equity	21.6%	15.3%

Loss ratio	56.8%	69.7%
Expense ratio	3.8%	2.4%
Combined ratio	60.6%	72.1%

(1) Underwriting income is a non-GAAP financial measure. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

Our net income was $22.3 million for the year ended December 31, 2015 compared to $13.0 million for the year ended December 31, 2014, an increase of $9.3 million, or 71.7%. Our underwriting income increased by $12.8 million, or 78.1%, to $29.3 million for the year ended December 31, 2015 compared to $16.4 million for the year ended December 31, 2014. The increase in our underwriting income in the period was primarily the result of higher premium volume in 2015 combined with an improvement in the loss ratio to 56.8% for the year ended December 31, 2015, from 69.7% for the year ended December 31, 2014.

Effective January 1, 2014, we increased both the ceding percentage on the MLQS from 45% to 50%, which resulted in a net retention ratio of 38.8%, and the provisional ceding commission rate from 35% to 40%. Effective October 1, 2015, we decreased the ceding percentage on the MLQS to 40%, which resulted in a net retention ratio of 47.5%, while the ceding commission rate increased slightly to 41%. Excluding the effects of the MLQS, our net retention ratio was 83.6% for the year ended December 31, 2015 compared to 82.2% for the year ended December 31, 2014.

In addition, excluding the effects of the MLQS, our underwriting income was $32.0 million for the year ended December 31, 2015 compared to $19.0 million for the year ended December 31, 2014, an increase of $13.0 million, or 68.2%. The corresponding adjusted combined ratio was 77.5% for the year ended December 31, 2015 compared to 84.1% for the year ended December 31, 2014. The adjusted combined ratio reflected a 7.9 point decease in the adjusted loss ratio in 2015 offset in part by a slight increase in the adjusted expense ratio of 1.3 points.

Premiums

Our gross written premiums were $177.0 million for the year ended December 31, 2015 compared to $158.5 million for the year ended December 31, 2014, an increase of $18.5 million, or 11.7%. Premium growth in 2015 was due to an increase in the number of policies written, offset in part by a decrease in the average premium per policy. The average premium on a policy written by us in 2015 was $10,424 compared to $11,020 in 2014. The increase in gross written premiums was most notable in the following lines of business:

•	Construction, which represented approximately 20.9% of our gross written premiums in 2015, increased by $5.2 million (or 16.6%) for the year ended December 31, 2015 over the prior year;
•	Small business, which represented approximately 12.1% of our gross written premiums in 2015, increased by $7.0 million (or 48.4%) for the year ended December 31, 2015 over the prior year;
•	Energy, which represented approximately 10.7% of our gross written premiums in 2015, increased by $1.6 million (or 9.4%) for the year ended December 31, 2015 over the prior year; and
•	Life sciences, which represented approximately 6.7% of our gross written premiums in 2015, increased by $1.5 million (or 14.1%) for the year ended December 31, 2015 over the prior year.

Net written premiums increased by $22.5 million, or 36.6%, to $84.0 million for the year ended December 31, 2015 from $61.5 million for the year ended December 31, 2014. This increase in net written premiums was primarily due to the higher gross written premiums in 2015 and increased retention. Net retention was 47.5% for the year ended December 31, 2015 compared to 38.8% for the year ended December 31, 2014. Effective October 1, 2015, we decreased the ceding percentage on the MLQS from 50% to 40%, which increased the net retention relative to gross written premiums.

Net earned premiums increased by $15.3 million, or 26.0%, to $74.3 million for the year ended December 31, 2015 from $59.0 million for the year ended December 31, 2014 due to higher net written premiums in 2015 compared to 2014. Excluding the effects of the MLQS, net earned premiums increased by $22.4 million, or 18.7%, to $142.3 million for the year ended December 31, 2015 from $119.8 million for the year ended December 31, 2014.

Loss ratio

Our loss ratio was 56.8% for the year ended December 31, 2015 compared to 69.7% for the year ended December 31, 2014, or a decrease of 12.9 points. This decrease in the loss ratio for 2015 was due primarily to the favorable development of prior accident years, particularly on our general casualty line of business.

The following tables summarize the effect of the factors indicated above on the loss ratio for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Loss ratio:
Current accident year	$51,434	69.2%	$42,620	72.2%
Effect of prior year development	(9,196)	(12.4)	(1,512)	(2.5)
	$42,238	56.8%	$41,108	69.7%
	Year Ended December 31,
	2015		2014
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Adjusted loss ratio:
Current accident year	$88,229	62.0%	$75,288	62.8%
Effect of prior year development	(15,013)	(10.5)	(4,087)	(3.4)
	$73,216	51.5%	$71,201	59.4%

Expense ratio

Our expense ratio was 3.8% for the year ended December 31, 2015 compared to 2.4% for the year ended December 31, 2014. As a result of the MLQS, our expense ratio in these periods was unusually low from ceding commissions we received under the MLQS and certain other reinsurance contracts.

The following table summarizes the effect of the factors indicated above on the expense ratio for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
($ in thousands)	Underwriting Expenses	% of Earned Premiums	Underwriting Expenses	% of Earned Premiums
Commissions incurred:
Direct	$25,241	34.0%	$21,617	36.6%
Ceding - MLQS	(34,254)	(46.1)%	(28,160)	(47.7)%
Ceding - other	(7,827)	(10.5)%	(6,529)	(11.1)%
Net commissions incurred	(16,840)	(22.6)%	(13,072)	(22.2)%
Other underwriting expenses	19,649	26.4%	14,523	24.6%
Underwriting, acquisition, and insurance expenses	$2,809	3.8%	$1,451	2.4%

The increase in the expense ratio of 1.4 points in 2015 was due primarily to higher other underwriting expenses for the year ended December 31, 2015 compared to December 31, 2014. Other underwriting expenses were $19.6 million for the year ended December 31, 2015 compared to $14.5 million for the year ended December 31, 2014, an increase of $5.1 million, or 35.3%. This increase was primarily due to higher compensation costs associated with an increase in our overall number of employees in 2015, as well as increased employee incentive compensation. Direct commissions as a percent of gross written premiums was 14.8% for each of the years ended December 31, 2015 and 2014.

Excluding the effects of the MLQS, the adjusted expense ratio was 26.0% for the year ended December 31, 2015 compared to 24.7% for the year ended December 31, 2014.

Combined ratio

Our combined ratio was 60.6% for the year ended December 31, 2015 compared to 72.1% for the year ended December 31, 2014. Excluding the effects of the MLQS, the adjusted combined ratio was 77.5% for the year ended December 31, 2015 compared to 84.1% for the year ended December 31, 2014.

Investing results

Our net investment income increased by 38.6% to $5.6 million for the year ended December 31, 2015 from $4.1 million for the year ended December 31, 2014, primarily due to the increase in our investment portfolio from additional premiums collected in 2015. We achieved this increase despite the unfavorable interest rate environment.

The following table summarizes the components of net investment income and net investment gains for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
($ in thousands)	2015	2014	Change
Net investment income	$5,643	$4,070	$1,573

Net capital gains	59	323	(264)
Other-than temporary losses	—	(122)	122
Net investment gains	59	201	(142)
Total	$5,702	$4,271	$1,431

The weighted average duration of our fixed income portfolio was 3.2 years at December 31, 2015 and December 31, 2014. Our fixed income portfolio had a book yield of 2.08% at December 31, 2015, compared to 1.99% at December 31, 2014.

We perform quarterly reviews of all securities within our investment portfolio to determine whether any other-than-temporary impairment has occurred. In connection with that review, we recognized an impairment loss of $0.1 million on a municipal bond issued by the Commonwealth of Puerto Rico for the year ended December 31, 2014. The impairment was based on management’s assessment of that country’s economic conditions and debt burden. Management concluded that none of the fixed maturity securities with an unrealized loss at December 31, 2015 experienced an other-than-temporary impairment.

Other expenses

Our other expenses increased by $0.4 million to $2.0 million for the year ended December 31, 2015 compared to $1.6 million for the year ended December 31, 2014 and were comprised principally of interest expense related to our credit facility of $1.2 million in 2015 and $1.0 million in 2014.

Income tax expense

Our income tax expense increased by $4.8 million, or 73.6%, to $11.3 million for the year ended December 31, 2015 compared to $6.5 million for the year ended December 31, 2014. Our effective tax rate for the year ended December 31, 2015 was approximately 33.6% compared to 33.4% for the year ended December 31, 2014. Our effective tax rate differed from the statutory tax rate in 2015 and 2014 primarily as a result favorable tax treatment on certain municipal bond interest income and dividends received from our equity investments.

Return on equity

Our return on equity for the year ended December 31, 2015 was 21.6% compared to 15.3% for the year ended December 31, 2014 and reflects the improvement in our results of operations driven primarily by our favorable loss experience in 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table summarizes our results of operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
($ in thousands)	2014	2013	Change
Gross written premiums	$158,523	$125,267	$33,256
Ceded written premiums	(97,012)	(80,870)	(16,142)
Net written premiums	$61,511	$44,397	$17,114

Net earned premiums	$58,996	$45,122	$13,874
Losses and loss adjustment expenses	41,108	28,890	12,218
Underwriting, acquisition, and insurance expenses	1,451	6,894	(5,443)
Underwriting income(1)	16,437	9,338	7,099
Other expenses, net	(1,235)	(587)	(648)
Net investment income	4,070	3,344	726
Net investment gains	201	8	193
Income before taxes	19,473	12,103	7,370
Income tax expense (benefit)	6,500	(164)	6,664
Net income	$12,973	$12,267	$706

Return on equity	15.3%	17.0%

Loss ratio	69.7%	64.0%
Expense ratio	2.4%	15.3%
Combined ratio	72.1%	79.3%

(1) Underwriting income is a non-GAAP financial measure. See “— Reconciliation of non-GAAP financial measures” for a reconciliation of underwriting income to net income in accordance with GAAP.

Our net income was $13.0 million for the year ended December 31, 2014 compared to $12.3 million for the year ended December 31, 2013, an increase of $0.7 million, or 5.8%. Our underwriting income increased by $7.1 million, or 76.0%, to $16.4 million for the year ended December 31, 2014 compared to $9.3 million for the year ended December 31, 2013. The increase in our underwriting income in the period was primarily the result of higher premium volume in 2014 combined with an improvement in the combined ratio to 72.1% for the year ended December 31, 2014 from 79.3% for the year ended December 31, 2013.

Effective January 1, 2014, we increased both the ceding percentage on the MLQS from 45% to 50%, which resulted in a net retention ratio of 38.8%, and the provisional ceding commission rate from 35% to 40%. Excluding the effects of the MLQS, our net retention ratio was 82.2% for the year ended December 31, 2014 compared to 81.9% for the year ended December 31, 2013.

In addition, excluding the effects of the MLQS, our underwriting income was $19.0 million for the year ended December 31, 2014 compared to $12.2 million for the year ended December 31, 2013, an increase of $6.8 million, or 55.8%. The corresponding adjusted combined ratio was 84.1% for the year ended December 31, 2014 compared to 85.4% for the year ended December 31, 2013. The adjusted combined ratio reflected a 2.2 point decease in the adjusted expense ratio in 2014 offset in part by a slight increase in the adjusted loss ratio of 0.9 points.

Premiums

Our gross written premiums were $158.5 million for the year ended December 31, 2014 compared to $125.3 million for the year ended December 31, 2013, an increase of $33.2 million, or 26.5%. Premium growth in 2014 reflected an increase in the number of policies written across most of our lines of business in 2014 as our operations continued to expand, offset in part by a decrease in the average premium per policy. The average premium on a policy written by us in 2014 was $11,020 compared to $12,353 in 2013. The increase in gross written premiums was most notable in the following lines of business:

•	Construction, which represented approximately 20.0% of our gross written premiums in 2014, increased by $9.0 million (or 39.5%) for the year ended December 31, 2014 over the prior year;
•	General casualty, which represented 13.0% of our gross written premiums in 2014, increased by $4.9 million (or 31.2%) for the year ended December 31, 2014 over the prior year;
•	Energy, which represented 11.0% of our gross written premiums in 2014, increased by $4.7 million (or 36.7%) for the year ended December 31, 2014 over the prior year; and
•	Small business, which represented approximately 9.1% of our gross written premiums in 2014, increased by $6.2 million (or 75.4%) for the year ended December 31, 2014 over the prior year.

Net written premiums increased by $17.1 million, or 38.5%, to $61.5 million for the year ended December 31, 2014 from $44.4 million for the year ended December 31, 2013. This increase in net written premiums was primarily due to an increase in the number of policies written in 2014. Net retention was 38.8% for the year ended December 31, 2014 compared to 35.4% for the year ended December 31, 2013. Due to our premium growth expectations, we increased the ceding percentage on the MLQS from 45% to 50% effective January 1, 2014. An increase in the ceding percentage would typically lower the net retention relative to gross written premiums. However, in 2014, net retention increased by 3.4 percentage points as a result of increasing the ceding percentage related to the MLQS from 10% to 45% effective January 1, 2013. The change in the ceding percentage in 2013 resulted in an incremental increase in ceded premiums of $11.8 million for the year ended December 2013. The change in the ceding percentage in 2014, from 45% to 50%, resulted in an incremental increase in ceded premiums of $2.6 million for the year ended December 31, 2014.

Excluding the effects of the MLQS, net retention was 82.2% for the year ended December 31, 2014 compared to 81.9% for the year ended December 31, 2013.

Net earned premiums increased by $13.9 million, or 30.7%, to $59.0 million for the year ended December 31, 2014 from $45.1 million for the year ended December 31, 2013, due to higher net written premiums in 2014 compared to 2013. Excluding the effects of the MLQS, net earned premiums increased by $36.4 million, or 43.6%, to $119.8 million for the year ended December 31, 2015 from $83.4 million for the year ended December 31, 2013 due to higher net written premiums for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Loss ratio

Our loss ratio was 69.7% for the year ended December 31, 2014 compared to 64.0% for the year ended December 31, 2013, or an increase of 5.7 points. The increase in the loss ratio for 2014 was due primarily to a higher frequency of reported large losses related to the 2014 accident year.

The following tables summarize the effect of the factors indicated above on the loss ratio for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Loss ratio:
Current accident year	$42,620	72.2%	$30,991	68.7%
Effect of prior year development	(1,512)	(2.5)	(2,101)	(4.7)
	$41,108	69.7%	$28,890	64.0%
	Year Ended December 31,
	2014		2013
($ in thousands)	Losses and loss adjustment expenses	% of Earned Premiums	Losses and loss adjustment expenses	% of Earned Premiums
Adjusted loss ratio:
Current accident year	$75,288	62.8%	$51,040	61.2%
Effect of prior year development	(4,087)	(3.4)	(2,246)	(2.7)
	$71,201	59.4%	$48,794	58.5%

Expense ratio

Our expense ratio decreased from 15.3% for the year ended December 31, 2013 to 2.4% for the year ended December 31, 2014. As a result of the MLQS, our expense ratio was unusually low in 2014 from ceding commissions we received under the MLQS and certain other reinsurance contracts in this period.

The following table summarizes the effect of the factors indicated above on the expense ratio for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
($ in thousands)	Underwriting Expenses	% of Earned Premiums	Underwriting Expenses	% of Earned Premiums
Commissions incurred:
Direct	$21,617	36.6%	$15,001	33.2%
Ceding - MLQS	(28,160)	(47.7)%	(15,533)	(34.4)%
Ceding - other	(6,529)	(11.1)%	(4,205)	(9.3)%
Net commissions incurred	(13,072)	(22.2)%	(4,737)	(10.5)%
Other underwriting expenses	14,523	24.6%	11,631	25.8%
Underwriting, acquisition, and insurance expenses	$1,451	2.4%	$6,894	15.3%

The decrease in the expense ratio of 12.9 points in 2014 was primarily due to the impact of ceding commissions on the MLQS and, to a lesser extent, from growth in premium volume. Ceding commissions related to the MLQS increased on higher written premiums ceded under the MLQS from growth in the business and from an increase in the provisional ceding commission from 35% in 2013 to 40% in 2014. In addition, contingent commissions under the MLQS increased by $2.7 million in 2014 over 2013 as a result of favorable loss ratios. Direct commissions as a percent of gross written premiums was 14.8% for each of the years ended December 31, 2014 and 2013.

Other underwriting expenses were $14.5 million for the year ended December 31, 2014 compared to $11.6 million for the year ended December 31, 2013, an increase of $2.9 million, or 24.9%. This increase was primarily due to higher compensation costs associated with an increase in our overall number of employees in 2014, as well as increased employee incentive compensation.

Excluding the effects of the MLQS, the adjusted expense ratio was 24.7% for the year ended December 31, 2014 compared to 26.9% for the year ended December 31, 2013.

Combined ratio

Our combined ratio was 72.1% for the year ended December 31, 2014 compared to 79.3% for the year ended December 31, 2013. Excluding the effects of the MLQS, the adjusted combined ratio was 84.1% for the year ended December 31, 2014 compared to 85.4% in 2013.

Investing results

Our net investment income increased by $0.7 million, or 21.2%, to $4.1 million for the year ended December 31, 2014 from $3.3 million for the year ended December 31, 2013, primarily due to the increase in our investment portfolio from additional premium collected in 2014. We achieved this increase despite the unfavorable interest rate environment.

The following table summarizes the components of net investment income and net investment gains for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
($ in thousands)	2014	2013	Change
Net investment income	$4,070	$3,344	$726

Net capital gains	323	8	315
Other-than temporary losses	(122)	—	(122)
Net investment gains	201	8	193
Total	$4,271	$3,352	$919

The weighted average duration of our fixed income portfolio was 3.2 years at December 31, 2014, compared to 3.4 years at December 31, 2013. Our fixed income portfolio had a book yield of 1.99% at December 31, 2014, compared to 2.22% at December 31, 2013.

We perform quarterly reviews of all securities within our investment portfolio to determine whether any other-than-temporary impairment has occurred. In connection with this review, we recognized an impairment loss of $0.1 million on a municipal bond issued by the Commonwealth of Puerto Rico. The impairment was based on management’s assessment of that country’s economic conditions and debt burden. We concluded that none of the other fixed maturity securities with an unrealized loss at December 31, 2014 experienced an other-than-temporary impairment and there were no other-than-temporary impairments on fixed maturity securities with an unrealized loss at December 31, 2013.

Other expenses

Our other expenses increased by $1.0 million to $1.6 million for the year ended December 31, 2014 compared to $0.6 million for the year ended December 31, 2013 and was comprised principally of interest expense related to our credit facility of $1.0 million, and expenses related to our affiliate broker, Aspera, which was formed in August 2013. Other expenses in 2013 were comprised primarily of interest expense related to our credit facility of $0.5 million.

Income tax expense (benefit)

Our income tax expense was $6.5 million for the year ended December 31, 2014 compared to an income tax benefit of $0.2 million for the year ended December 31, 2013. Our effective tax rate for the year ended December 31, 2014 was approximately 33.4% compared to (1.4)% for the year ended December 31, 2013. Our effective tax rate differed from the statutory tax rate in 2014 primarily as a result favorable tax treatment on certain municipal bond interest income and dividends received from equity investments. The (1.4)% effective tax rate for the year ended December 31, 2013 reflected the tax benefit recognized in the fourth quarter of 2013 related to release of the valuation allowance that was previously recorded against our net deferred tax asset.

Return on equity

Our return on equity for the year ended December 31, 2014 was 15.3% compared to 17.0% for the year ended December 31, 2013 and reflects the tax treatment related to the release of a valuation allowance.

Liquidity and capital resources

Sources and uses of funds

We are organized as a Delaware holding company with our operations primarily conducted by our wholly-owned insurance subsidiary, Kinsale Insurance, which is domiciled in Arkansas. Accordingly, Kinsale may receive cash through (1) loans from banks, (2) issuance of equity and debt securities, (3) corporate service fees from our insurance subsidiary, (4) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions, and (5) dividends from our insurance subsidiary. We may use the proceeds from these sources to contribute funds to Kinsale Insurance in order to support premium growth, reduce our reliance on reinsurance, retire our outstanding indebtedness and pay interest, dividends and taxes and for other business purposes.

Management believes that the Company has sufficient liquidity available both in Kinsale and in its insurance subsidiary, Kinsale Insurance, as well as in its other operating subsidiaries, to meet its operating cash needs and obligations and committed capital expenditures for the next 12 months.

Cash flows

Our most significant source of cash is from premiums received from our insureds, which, for most policies, we receive at the beginning of the coverage period. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We also use cash to pay commissions to brokers, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. Management believes that cash receipts from premiums, proceeds from investment sales and redemptions and investment income are sufficient to cover cash outflows in the foreseeable future.

Our cash flows for the nine months ended September 30, 2016 and 2015 were:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities, net	$56,603	$58,408
Investing activities, net	(46,573)	(54,085)
Financing activities, net	69,183	(99)
Change in cash and cash equivalents	$79,213	$4,224

Net cash provided by operating activities was approximately $56.6 million for the nine months ended September 30, 2016, compared with $58.4 million provided by operating activities for the same period in 2015. This decrease in net cash provided by operating activities was largely driven by the timing of claim payments and reinsurance balances and operating assets and liabilities.

Net cash used in investing activities was $46.6 million for the nine months ended September 30, 2016, compared with net cash used in investing activities of $54.1 million for the nine months ended September 30, 2015. The decrease in cash used in investing activities was primarily attributable to higher net disposals of fixed maturity securities of $9.7 million, offset in part by higher net purchases of equity securities of $2.1 million.

Net cash flows provided by financing activities for the nine months ended September 30, 2016 was $69.2 million, which primarily reflected $72.8 million of net proceeds related to the IPO, offset in part by $2.5 million repayment of our credit agreement and $1.0 million dividend payment. Net cash flows provided by financing activities for 2015 were not significant.

Our cash flows for the years ended December 31, 2015, 2014 and 2013 were:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$78,702	$80,068	$61,797
Investing activities	(80,047)	(82,570)	(73,944)
Financing activities	1,931	10,242	12,644
Change in cash and cash equivalents	$586	$7,740	$497

We have posted positive operating cash flow in each of the last three years. The increase in cash provided by operating activities for 2015 over 2013 was largely driven by higher premium volume and the timing of premium receipt, claim payments and reinsurance balances. Cash flows from operations in each of the past three years were used to fund investing activities. Net cash used by investing activities decreased by $2.5 million in 2015 from 2014 primarily due to lower purchases of equity securities of $4.9 million and a decrease of short-term investments of $2.2 million. This was offset in part by higher net purchases of fixed maturity investments of $5.4 million. Net cash used by investing activities increased by $8.6 million in 2014 over 2013 primarily due to higher net purchases of fixed maturity investments and equity securities of $7.4 million and $4.1 million, respectively. This increase was partially offset by a decrease of short-term investments of $3.7 million.

Net cash provided by financing activities was $1.9 million for the year ended December 31, 2015, compared with net cash provided by financing activities of $10.2 million for the year ended December 31, 2014. For the years ended December 31, 2015 and 2014, cash provided by financing activities included proceeds from the drawdown of our debt facility of $2.0 million and $10.5 million, respectively. For the year ended December 31, 2013, cash provided by financing activities included proceeds from the drawdown of our credit facility of $17.5 million. On December 21, 2012, we entered into a loan agreement with certain holders of our Class A Common Stock in the amount of $4.0 million. In 2013, we repaid the principal of $4.0 million on the loan made by the holders of the Class A Common Stock. See “— Credit agreement” for further information.

Credit agreement

The Company has a loan and security agreement (the “Credit Agreement”) with the PrivateBank and Trust Company (“PrivateBank”) with a five-year secured term loan in the amount of $30.0 million. Pursuant to the terms of the Credit Agreement, the applicable interest rate on the term loan accrues daily at a rate equal to the 3 month LIBOR plus a margin, and is payable on the last day of each calendar quarter. The term loan has a maturity of December 4, 2020. Our wholly-owned subsidiaries, Kinsale Management, Inc. (“Kinsale Management”) and Aspera, are guarantors of the term loan. The assets of Kinsale Management and the stock of Kinsale Insurance have been pledged as collateral to PrivateBank.

On June 28, 2016, the Credit Agreement was amended and restated, among other things, to (1) increase the materiality thresholds and grace periods for events of default thereunder, (2) add additional permitted categories to the debt, lien, restricted payments, mergers, disposals, transactions with affiliates and investment covenants, as well as to increase the general permitted baskets under the debt, lien, restricted payments and investment covenants, (3) remove certain representations and warranties and affirmative covenants, (4) add materiality qualifiers to certain representations and warranties, (5) add reinvestment rights and a minimum threshold with respect to net cash proceeds of certain asset disposals (other than disposals of the stock of Kinsale Insurance, which has been pledged as collateral to PrivateBank) which must be used to prepay the outstanding term loans and (6) make the creation and perfection requirements with respect to collateral less onerous.

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential large losses as well as to provide additional capacity for growth. Our reinsurance is primarily contracted under quota-share reinsurance contracts and excess of loss contracts. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses.

For the year ended December 31, 2015, property insurance represented 5.6% of our gross written premiums. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We use computer models to analyze the risk of severe losses from weather-related events and earthquakes. We measure exposure to these catastrophe losses in terms of PML, which is an estimate of what level of loss we would expect to experience in a windstorm or earthquake event occurring once in every 100 or 250 years. We manage this PML by purchasing catastrophe reinsurance coverage. Effective June 1, 2015, we purchased catastrophe reinsurance coverage of $32 million per event in excess of our $3 million per event retention.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At December 31, 2015, there was no allowance for uncollectible reinsurance. As of December 31, 2015, Kinsale Insurance has only contracted with reinsurers with A.M. Best financial strength ratings of “A” (Excellent) or better. At December 31, 2015, the net reinsurance receivable, defined as the sum of paid and unpaid reinsurance recoverables, ceded unearned premiums and other reinsurance receivables less reinsurance payables, from four reinsurers represented 86.5% of the total balance.

Ratings

Kinsale Insurance has a financial strength rating of “A-” (Excellent) from A.M. Best. A.M. Best assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “F” (In Liquidation). “A-” (Excellent) is the fourth highest rating issued by A.M. Best. The “A-” (Excellent) rating is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also “Risk Factors — Risks related to our business and our industry — A decline in our financial strength rating may adversely affect the amount of business we write.”

The financial strength ratings assigned by A.M. Best have an impact on the ability of the insurance companies to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that the insurance companies receive. The “A-” (Excellent) rating obtained by Kinsale Insurance is consistent with our business plan and allows us to actively pursue relationships with the agents and brokers identified in our marketing plan.

Contractual obligations and commitments

The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2015:

	Payments Due by Period
	Total	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More Than Five Years
	(in thousands)
Reserve for losses and loss adjustment expenses	$219,629	$31,862	$59,576	$33,894	$94,297
Note payable	33,732	2,417	7,592	23,723	—
Operating lease obligations	3,025	639	1,358	1,028	—
Total	$256,386	$34,918	$68,526	$58,645	$94,297

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on reserves for losses and loss adjustment expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on reserves for paid and unpaid losses and loss adjustment expenses totaled $77.6 million at September 30, 2016, $95.7 million at December 31, 2015 and $70.3 million at December 31, 2014.

Interest on the note payable under the Credit Agreement is calculated using 3-month LIBOR plus a margin of 2.75% in effect at December 31, 2015 with the assumption that interest rates remain flat over the remainder of the period that the note is outstanding. At our option, we may prepay the note payable in whole or in part without premium or penalty.

Financial condition

Stockholders’ equity

As of September 30, 2016, total stockholders’ equity was $209.9 million and tangible stockholders’ equity was $207.6 million, compared to $113.5 million total stockholders’ equity and $111.2 million tangible stockholders’ equity as of December 31, 2015. The increases in both total and tangible stockholders’ equity over the prior year end balances were primarily due to proceeds from the IPO of $72.8 million, net income attributable to the period and higher unrealized gains on investments, net of taxes.

As of December 31, 2015, total stockholders’ equity was $113.5 million and tangible stockholders’ equity was $111.2 million, compared to $92.6 million total stockholders’ equity and $90.3 million tangible stockholders’ equity as of December 31, 2014. The increase in both total and tangible stockholders’ equity was primarily due to the net income we earned in the year ended December 31, 2015. As of December 31, 2013, our total stockholders’ equity was $76.5 million and tangible stockholders’ equity was $74.2 million. The increase in both total and tangible stockholders’ equity in the year ended December 31, 2014 was primarily due to the net income we earned in the year ended December 31, 2014.

Tangible stockholders’ equity is a non-GAAP financial measure. We define tangible stockholders’ equity as stockholders’ equity less intangible assets, net of deferred taxes. Our definition of tangible stockholders’ equity may not be comparable to that of other companies, and it should not be viewed as a substitute for stockholders’ equity calculated in accordance with GAAP. We use tangible stockholders’ equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure.

Tangible stockholders’ equity at September 30, 2016 and December 31, 2015, reconciles to stockholders’ equity as follows:

	September 30, 2016	December 31, 2015
	(in thousands)
Tangible stockholders’ equity	$207,584	$111,151
Intangible assets, net of deferred taxes	2,300	2,300
Stockholders’ equity	$209,884	$113,451

Amendment of certificate of incorporation and reclassification of common stock

At December 31, 2015, we were authorized to issue 18,333,333 shares of Common Stock, $0.0001 par value per share, of which 15,000,000 shares were designated as Class A Common Stock and 3,333,333 were designated as Class B Common Stock. On July 28, 2016, in connection with the IPO, we amended and restated our certificate of incorporation to recapitalize our authorized capital stock to consist of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

In addition, the amended and restated certificate of incorporation provided for automatic reclassification of our Class A Common Stock and Class B Common Stock into a single class of common stock. All shares of Class A Common Stock were reclassified into 14,682,671 shares of common stock, which were equal to the sum of:

•	the number of shares of common stock equal to the amount of accrued and unpaid dividends based on a reclassification date of July 28, 2016, or $90.3 million, divided by the IPO price of $16.00 per share, plus
•	the number of shares of common stock equal to a conversion ratio of 0.65485975, calculated based on the IPO price of $16.00 per share.

On July 28, 2016, we had outstanding grants of 1,783,858 restricted shares of Class B Common Stock. At that date, all restricted shares of Class B Common Stock were reclassified into 1,286,036 shares of common stock equal to a conversion ratio of 0.72095061. The conversion ratio was calculated based on the IPO price of $16.00 per share.

All fractional shares resulting from the reclassification of Class A Common Stock and Class B Common Stock into a single class of common stock were settled in cash.

Initial public offering

On August 2, 2016, we completed our IPO of 7,590,000 shares of common stock at a price to the public of $16.00 per share. We issued 5,000,000 shares of common stock and the selling stockholders sold 2,590,000 shares of common stock, which included 990,000 shares sold to the underwriters pursuant to the underwriters’ option to purchase additional shares. After underwriting discounts and commissions and offering expenses, we received net proceeds from the offering of approximately $72.8 million. We did not receive any net proceeds from the sale of shares of common stock by the selling stockholders. The net proceeds from the shares were sold in the IPO are being used to make contributions to the capital of our insurance subsidiary and for other general corporate purposes.

Equity-based compensation

On July 27, 2016, the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”), became effective. The 2016 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards to directors, officers and other employees, as well as independent contractors or consultants providing consulting or advisory services to the Company. The number of shares of common stock available for issuance under the 2016 Incentive Plan may not exceed 2,073,832. On July 27, 2016, the Board of Directors approved, and we granted, 1,036,916 stock options with an exercise price equal to the IPO price of $16.00 per share. The stock options have a maximum contractual term of 10 years, and will vest in 4 equal annual installments following the date of the grant.

Dividend declaration

On August 30, 2016, our Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was payable on September 30, 2016 to all stockholders of record on September 15, 2016.

On November 8, 2016, our Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend is payable on December 15, 2016 to all stockholders of record on December 1, 2016.

Investment portfolio

Our cash and invested assets consisted of fixed maturity securities, cash and cash equivalents, equity securities and short-term investments. The majority of the investment portfolio was comprised of fixed maturity securities of $398.8 million at September 30, 2016, that were classified as available-for-sale. Available-for-sale investments are carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of accumulated other comprehensive income. Also included in our investments were $17.8 million of equity securities classified as available-for-sale and $0.3 million of short-term investments. At September 30, 2016, $103.8 million represented the cash and cash equivalents portion of our total cash and invested assets of $520.6 million. Our fixed maturity securities had a weighted average duration of 3.0 years at September 30, 2016 compared to 3.2 years at December 31, 2015. Our investment portfolio had an average rating of “AA” at September 30, 2016 and “AA-” at December 31, 2015. Our investment portfolio had a gross investment return of 2.14% for the nine months ended September 30, 2016, compared to 2.09% for the same period in the prior year.

At September 30, 2016 and December 31, 2015, the amortized cost and fair value on available-for-sale securities were as follows:

	September 30, 2016			December 31, 2015
	Amortized Cost	Estimated Fair Value	% of Total Fair Value	Amortized Cost	Estimated Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$12,407	$12,439	3.0%	$3,422	$3,433	1.0%
Obligations of states, municipalities and political subdivisions	87,059	90,944	21.8%	69,997	72,513	21.2%
Corporate and other securities	128,387	129,359	31.0%	130,758	129,521	37.9%
Asset-backed securities	74,906	75,657	18.2%	58,680	58,307	17.0%
Residential mortgage-backed securities	88,900	90,380	21.7%	64,096	63,828	18.7%
Total fixed maturities	391,659	398,779	95.7%	326,953	327,602	95.8%
Equity securities:
Exchange traded funds	14,487	17,788	4.3%	12,184	14,240	4.2%
Total investments available for sale	$406,146	$416,567	100.0%	$339,137	$341,842	100.0%

The table below summarizes the credit quality of our fixed-maturity securities at September 30, 2016 and December 31, 2015, as rated by Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”):

	September 30, 2016		December 31, 2015
Standard & Poor’s or Equivalent Designation	Fair Value	% of Total	Estimated Fair Value	% of Total
	($ in thousands)
AAA	$76,192	19.1%	$59,263	18.1%
AA	168,682	42.3%	122,154	37.3%
A	115,897	29.1%	107,218	32.7%
BBB	32,525	8.1%	35,164	10.7%
BB	3,124	0.8%	1,006	0.3%
Below BB and unrated	2,359	0.6%	2,797	0.9%
Total	$398,779	100.0%	$327,602	100.0%

The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity as of September 30, 2016 and December 31, 2015, were as follows:

	September 30, 2016			December 31, 2015
	Amortized Cost	Estimated Fair Value	% of Fair Value	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$48,080	$48,139	12.1%	$19,723	$19,709	6.0%
Due after one year through five years	92,148	92,970	23.3%	111,059	110,733	33.8%
Due after five years through ten years	25,375	26,793	6.7%	27,383	27,335	8.3%
Due after ten years	62,250	64,840	16.2%	46,012	47,690	14.6%
Asset-backed securities	74,906	75,657	19.0%	58,680	58,307	17.8%
Residential mortgage-backed securities	88,900	90,380	22.7%	64,096	63,828	19.5%
Total fixed maturities	$391,659	$398,779	100.0%	$326,953	$327,602	100.0%

Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Restricted investments

In order to conduct business in certain states, we are required to maintain letters of credit or assets on deposit to support state-mandated insurance regulatory requirements and to comply with certain third-party agreements. Assets held on deposit or in trust accounts are primarily in the form of high-grade securities. The fair value of our restricted assets was $7.4 million at September 30, 2016 compared to $7.2 million at December 31, 2015.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Reconciliation of non-GAAP financial measures

Reconciliation of underwriting income

Underwriting income is a non-GAAP financial measure that is useful in evaluating our underwriting performance without regard to investment income. Underwriting income represents the pre-tax profitability of our insurance operations and is derived by subtracting losses and loss adjustment expenses and underwriting, acquisition and insurance expenses from net earned premiums. We use underwriting income as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our results of operations and our underlying business performance. Underwriting income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define underwriting income differently.

Underwriting income for the three and nine months ended September 30, 2016 and 2015, reconciles to net income as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2016	2015	2016	2015
Underwriting income	$10,723	$7,864	$24,797	$23,680
Net investment income	1,894	1,436	5,389	4,027
Net investment gains (losses)	—	(8)	383	8
Other income	—	128	136	443
Other expenses	(523)	(468)	(1,469)	(1,481)
Income before income taxes	12,094	8,952	29,236	26,677
Income tax expense	4,112	3,008	9,940	9,008
Net income	$7,982	$5,944	$19,296	$17,669
	Year Ended December 31,
($ in thousands)	2015	2014	2013
Underwriting income	$29,275	$16,437	$9,338
Net investment income	5,643	4,070	3,344
Net investment gains	59	201	8
Other income	572	409	10
Other expenses	(1,992)	(1,644)	(597)
Income before income taxes	33,557	19,473	12,103
Income tax expense	11,284	6,500	(164)
Net income	$22,273	$12,973	$12,267

Critical accounting estimates

We identified the accounting estimates which are critical to the understanding of our financial position and results of operations. Critical accounting e stimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the “Notes to consolidated financial statements” included in this prospectus.

Reserves for unpaid losses and loss adjustment expenses

The reserves for unpaid losses and loss adjustment expenses is the largest and most complex estimate in our consolidated balance sheet. The reserves for unpaid losses and loss adjustment expenses represent our estimated ultimate cost of all unreported and reported but unpaid insured claims and the cost to adjust these losses that have occurred as of or before the balance sheet date. As a relatively new company, our historical loss experience is limited. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses. Those estimates are based on our historical information, industry information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimate included in our financial statements.

We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for incurred but not yet reported losses (“IBNR”). Our gross reserves for losses and loss adjustment expenses at December 31, 2015 were $219.6 million. Of this amount, 81.4% related to IBNR. Our net reserves for losses and loss adjustment expenses at December 31, 2015 were $124.1 million. Of this amount, 79.2% related to IBNR. A 5% change in net IBNR reserves at December 31, 2015 would equate to an $4.9 million change in the reserve for losses and loss adjustment expenses at such date, as well as $3.2 million change in net income, a 2.8% change in stockholders’ equity and a 2.9% change in tangible equity, in each case at or for the year ended December 31, 2015.

The following table summarizes our gross and net reserves for unpaid losses and loss adjustment expenses at December 31, 2015:

	December 31, 2015
	Gross	% of Total	Net	% of Total
	($ in thousands)
Case reserves	$40,950	18.6%	$25,828	20.8%
IBNR	178,679	81.4	98,298	79.2
Total	$219,629	100.0%	$124,126	100.0%

Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds or their brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.

IBNR reserves are reserves that are statistically estimated for losses that have occurred but have not yet been reported to us. We use the incurred Bornhuetter-Ferguson actuarial method (“BF method”) to arrive at our loss reserve estimates for each line of business. This method estimates the reserves based on our initial expected loss ratio and expected reporting patterns for losses. Because we have a limited number of years of loss experience compared to the period over which we expect losses to be reported, we use industry and peer-group data as a basis for selecting our expected reporting patterns. The expected loss ratio used in the incurred BF method is typically not adjusted after it is initially set for an accident year, because the mechanics of that method already incorporate departures from expected reported losses into the reserve calculations. Since the incurred BF method does not directly use reported losses in the estimation of IBNR, it is less sensitive to our level of reported losses than other actuarial methods. This method avoids some of the distortions that could result from a large loss development factor being applied to a small base of reported losses to calculate ultimate losses. However, this method will react more slowly than some other loss development methods if reported loss experience deviates significantly from our expected losses.

Our Reserve Committee consists of our Chief Actuary, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Reserve Committee meets quarterly to review the actuarial recommendations made by the Chief Actuary. In establishing the quarterly actuarial recommendation for the reserves for losses and loss adjustment expenses, our actuary estimates an initial expected ultimate loss ratio for each of our statutory lines of business by accident year. Input from our underwriting and claims departments, including premium pricing assumptions and historical experience, is considered by our actuary in estimating the initial expected loss ratios. Our reserving methodology uses a loss reserving model that calculates a point estimate for our ultimate losses. Although we believe that our assumptions and methodology are reasonable, our ultimate payments may vary, potentially materially, from the estimates we have made.

In addition, we retain an independent external actuary to assist in determining if the reserve levels are reasonable. The independent actuary is not involved in the establishment and recording of our loss reserve. The actuarial consulting firm prepares its own estimate of our reserves for loss and loss adjustment expenses, and we compare their estimate to the reserves for losses and loss adjustment expenses reviewed and approved by the Reserve Committee in order to gain additional comfort on the adequacy of those reserves.

The table below quantifies the impact of potential reserve deviations from our carried reserve at December 31, 2015. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. We believe that potential changes such as these would not have a material impact on our liquidity.

	December 31, 2015			Potential Impact on 2015
Sensitivity	Accident Year	Net Ultimate Loss and LAE Sensitivity Factor	Net Ultimate Incurred Losses and LAE	Net Loss and LAE Reserve	Pre-tax income	Stockholders’ Equity
	($ in thousands)
Sample increases	2015	10.0%	$51,434	$49,208	$(5,143)	$(3,343)
	2014	5.0%	36,085	30,086	(1,804)	(1,173)
	2013	2.5%	24,375	26,643	(609)	(396)
	Prior	2.5%	46,462	18,189	(455)	(296)

Sample Decreases	2015	(10.0)%	51,434	49,208	5,143	3,343
	2014	(5.0)%	36,085	30,086	1,804	1,173
	2013	(2.5)%	24,375	26,643	609	396
	Prior	(2.5)%	46,462	18,189	455	296

Reserve development

The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

During the year ended December 31, 2015, our net incurred losses for accident years 2014 and prior developed favorably by $9.2 million. This favorable development included $6.5 million for the 2014 accident year and $2.7 million of favorable development for accident years 2013 and prior. The favorable development was primarily due to reported losses emerging at a much lower rate than expected, particularly on the medical malpractice and professional liability lines of business.

During the year ended December 31, 2014, our net incurred losses for accident years 2013 and prior developed favorably by $1.5 million. This included favorable development of $3.1 million for the 2013 accident year primarily related to the medical malpractice and professional liability lines of business. The favorable development was offset in part by unfavorable development of $1.6 million for accident years 2012 and prior related to the casualty lines of business.

During the year ended December 31, 2013, our net incurred losses for accident years 2012 and prior developed favorably by $2.1 million. This favorable development included $1.9 million for the 2012 accident year and $0.2 million for accident years 2011 and prior related to the casualty lines of business.

Investments

Fair value measurements

Our investments in fixed maturities and equity securities are classified as available-for-sale and are reported at fair value. Under current accounting guidance, changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of stockholders’ equity until realized. Like other accounting estimates, fair value measurements may be based on subjective information and generally involve uncertainty and judgment. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3). The use of valuation methodologies may require a significant amount of judgment. During periods of financial market disruption, including periods of rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities if trading becomes less frequent or market data becomes less observable. We review the fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets and liabilities.

Fair values of our investment portfolio are estimated using unadjusted prices obtained by our investment manager from third-party pricing services, where available. For securities where we are unable to obtain fair values from a pricing service or broker, fair values are estimated using information obtained from our investment manager. We perform several procedures to ascertain the reasonableness of investment values included in the consolidated financial statements at December 31, 2015, including (1) obtaining and reviewing internal control reports from our investment manager that obtain fair values from third-party pricing services, (2) discussing with our investment managers their process for reviewing and validating pricing obtained from outside pricing services and (3) reviewing the security pricing received from our investment manager and monitoring changes in unrealized gains and losses.

Investment securities are subject to fluctuations in fair value due to changes in issuer-specific circumstances, such as credit rating, and changes in industry-specific circumstances, such as movements in credit spreads based on the market’s perception of industry risks. In addition, fixed maturities are subject to fluctuations in fair value due to changes in interest rates. As a result of these potential fluctuations, it is possible to have significant unrealized gains or losses on a security.

Impairment

We review all securities with unrealized losses on a quarterly basis to assess whether the decline in the securities’ fair value is deemed to be other-than-temporary. The determination that an investment has incurred an other-than-temporary loss in value requires judgment, and we consider a number factors in completing our impairment review, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of the issuer. For fixed maturities, we consider whether we intend to sell the security, or if it is more likely than not that we will be required to sell the security before recovery, or have the ability to recover all amounts outstanding when contractually due. For equity securities, we evaluate the near-term prospects of these investments in relation to the severity and duration of the impairment, and we consider our ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery.

For fixed maturities where we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost, a decline in fair value is considered to be other-than-temporary and is recognized in net loss based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity below its amortized cost is considered to be other-than-temporary based upon other considerations, we compare the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the other-than-temporary impairment and is recognized in net loss, resulting in a new cost basis for the security. Any remaining decline in fair value represents the noncredit portion of the other-than-temporary impairment and is recognized in other comprehensive loss. For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net loss based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.

When assessing whether we intend to sell a fixed maturity, or if it is more likely than not that we will be required to sell a fixed maturity before recovery of its amortized cost, we evaluate facts and circumstances including, but not limited to, decisions to reposition the investment portfolio and potential sales of investments to meet cash flow needs. The day-to-day management of our investment portfolio is outsourced to a third-party investment manager. For securities with unrealized losses, our investment manager may believe that the preferred course of action is to hold those securities until such losses are recovered. However, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss based upon a change in the market and other factors described above. Our investment manager notifies us of rating agency downgrades of securities in their portfolios as well as any potential investment valuation issues at the end of each quarter. Our investment manager is also required to notify us of, and receive approval for, any other-than-temporary impairments it has identified. At September 30, 2016, all declines in fair value are considered to be temporary. See note 2 of the notes the consolidated financial statements for further discussion regarding our investments.

Deferred income taxes

We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to loss reserves, unearned premium reserves and deferred acquisition costs. Our deferred tax liabilities result primarily from unrealized gains in the investment portfolio. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. During 2012, we recorded a valuation allowance equal to total deferred tax assets net of existing deferred tax liabilities that were expected to reverse in future periods. During 2013, we concluded that it was more likely than not that we would realize the entire federal deferred tax asset and we released the entire federal valuation allowance in 2013. We based our conclusions on (1) our ability to achieve consecutive profitable quarters, (2) inception to date taxable income sufficient to exhaust all of the net operating loss carryforwards created in our startup phase, (3) our cumulative pre-tax income over the past three years, and (4) our projected future taxable income. See note 6 of the notes to the consolidated financial statements for further discussion regarding our deferred tax assets and liabilities.

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential large losses and to provide additional capacity for growth. Reinsurance refers to an arrangement in which a company called a reinsurer agrees in a contract (often referred to as a treaty) to assume specified risks written by an insurance company (known as a ceding company) by paying the insurance company all or a portion of the insurance company’s losses arising under specified classes of insurance policies in return for a share in premiums.

Reinsurance recoverables recorded on insurance losses ceded under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers may change and these changes may affect the reinsurers’ willingness and ability to meet their contractual obligations to us. It is difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear the collection risk if any reinsurer fails to meet its obligations under the reinsurance contracts. We target reinsurers with A.M. Best financial strength ratings of “A” (Excellent) or better. Based on our evaluation of the factors discussed above, we believe all of our recoverables are collectible and, therefore, no allowance for uncollectible reinsurance was provided for at September 30, 2016.

Quantitative and qualitative disclosures about market risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk, interest rate risk, and equity rate risk. We do not have exposure to foreign currency exchange rate risk or commodity risk.

Credit risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Our risk management strategy and investment policy is to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2015, our fixed maturity portfolio had an average rating of “AA-,” with approximately 88.1% of securities in that portfolio rated “A” or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2015, approximately 1.2% of our fixed maturity portfolio was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio.

In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that have an A.M. Best rating of “A” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit.

Interest rate risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted average duration of the portfolio as of December 31, 2015 was 3.2 years.

We had fixed maturity securities with a fair value of $327.6 million at December 31, 2015 that were subject to interest rate risk. The table below illustrates the sensitivity of the fair value of our fixed maturity securities to selected hypothetical changes in interest rates as of December 31, 2015.

	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase Decrease in Fair Value
	($ in thousands)
300 basis points increase	$295,842	$(31,760)	(9.7)%
200 basis points increase	$305,923	$(21,679)	(6.6)%
100 basis points increase	$316,573	$(11,029)	(3.4)%
No change	$327,602	$—	—%
100 basis points decrease	$337,284	$9,682	3.0%
200 basis points decrease	$343,193	$15,591	4.8%
300 basis points decrease	$344,796	$17,194	5.2%

Changes in interest rates will have an immediate effect on comprehensive income and stockholders’ equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

Equity risk

Equity risk represents the potential economic losses due to adverse changes in equity security prices. As of December 31, 2015, approximately 4.1% of the fair value of our investment portfolio (excluding cash and cash equivalents) was invested in equity securities. We manage equity price risk primarily through asset allocation techniques, such as investing in exchange traded funds.

Recent accounting pronouncements

Adopted accounting standards

ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to

Employee Share-Based Payment Accounting”. This ASU was issued to simplify the accounting for share-based payment awards, including income tax consequences, statutory tax withholding requirements, forfeitures and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2016. Early adoption is permitted in any interim or annual reporting period. The standard requires the guidance related to forfeitures and the timing of when excess tax benefits are recognized to be applied using a modified retrospective transition method, the guidance related to the accounting for income taxes to be applied prospectively, and the guidance related to the presentation of excess tax benefits on the statement of cash flows to be applied either prospectively or retrospectively. The Company early adopted ASU 2016-09 in the third quarter of 2016 and elected to account for forfeitures as they occur. The adoption of this standard did not have a significant impact on the consolidated financial statements and related disclosures.

Prospective accounting standards

ASU 2015-09, Financial Services-Insurance (Topic 944): Disclosures about Short-Duration Contracts

In May 2015, the FASB issued ASU 2015-09, “Insurance (Topic 944), Disclosures about Short-Duration Contracts”. This ASU was issued to enhance disclosures about an entity’s insurance liabilities, including the nature, amount, timing and uncertainty of cash flows related to those liabilities. The new guidance requires the disclosure of the following information related to unpaid claims and claim adjustment expenses:

•	net incurred and paid claims development information by accident year for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years;
•	a reconciliation of incurred and paid claims development information to the aggregate carrying amount of the liability for unpaid claims and claim adjustment expenses, with separate disclosure of reinsurance recoverable on unpaid claims for each period presented in the statement of financial position;
•	for each accident year presented, the total of incurred-but-not-reported liabilities plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses;
•	for each accident year presented, quantitative information about claim frequency accompanied by a qualitative description of methodologies used for determining claim frequency information; and
•	for all claims, the average annual percentage payout of incurred claims by age.

This ASU is effective for annual reporting periods beginning after December 15, 2015 and for interim periods beginning after December 15, 2016. Early adoption is permitted. The Company has not early-adopted this ASU and while disclosures will be increased, the Company does not believe adoption will have a material effect on its consolidated financial statements.

ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires equity investments to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. We are currently in the process of evaluating the impact of the adoption on our consolidated financial statements.

ASU 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to improve the financial reporting of leasing transactions. Under this ASU, lessees will recognize a right-of-use asset and corresponding liability on the balance sheet for all leases, except for leases covering a period of fewer than 12 months. The liability is to be measured as the present value of the future minimum lease payments taking into account renewal options if applicable plus initial incremental direct costs such as commissions. The minimum payments are discounted using the rate implicit in the lease or, if not known, the lessee’s incremental borrowing rate. The lessee’s income statement treatment for leases will vary depending on the nature of what is being leased. A financing type lease is present when, among other matters, the asset is being leased for a substantial portion of its economic life or has an end-of-term title transfer or a bargain purchase option as in today’s practice. The payment of the liability set up for such leases will be apportioned between interest and principal; the right-of use asset will be generally amortized on a straight-line basis. If the lease does not qualify as a financing type lease, it will be accounted for on the income statement as rent on a straight-line basis. This ASU is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of the adoption on its consolidated financial statements.

ASU 2016-13, Financial Instruments - Credit Losses (Topic 326)

On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” to provide more useful information about the expected credit losses on financial instruments. Current GAAP delays the recognition of credit losses until it is probable a loss has been incurred. The update will require a financial asset measured at amortized cost to be presented at the net amount expected to be collected by means of an allowance for credit losses that runs through net income. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses. However, the amendments would limit the amount of the allowance to the amount by which fair value is below amortized cost. The measurement of credit losses on available-for-sale securities is similar under current GAAP, but the update requires the use of the allowance account through which amounts can be reversed, rather than through an irreversible write-down.

This ASU is effective for annual and interim reporting periods beginning after December 15, 2019. Early adoption is permitted beginning after December 15, 2018. Upon adoption, the update will be applied using the modified-retrospective approach, by which a cumulative-effect adjustment will be made to retained earnings as of the beginning of the first reporting period presented. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

To our knowledge, there are no other prospective accounting standards which, upon their effective date, would have a material impact on the Company’s financial statements.

Industry

P&C industry

P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the customer. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the contract.

The type of coverage and source of premiums are often classified based on how long an insurer may have exposure to the risks covered by the policy. Casualty losses are generally long tailed, which means that there can be a significant delay between the occurrence of a loss and the time it is settled by the insurer. These losses are also more susceptible to litigation and can be significantly affected by changing policy interpretations and a changing legal environment. Judicial and regulatory bodies have frequently interpreted insurance contracts in a manner that expands coverage beyond what was contemplated by the insurer when the policy was issued. In 2015, 94.4% of our gross written premiums were generated from long tail casualty lines of business, while the remainder were generated from short tail lines of businesses, primarily property lines of business.

In addition to its long tailed loss experience, the casualty business generally has a longer reporting lag and payment pattern than property business. Due to these factors, the estimation of loss reserves for casualty business generally involves a higher degree of judgment than for property business. Insurance policies are also classified as either claims-made or occurrence-based policies. Claims-made policies cover liabilities only when a claim is made during the policy period, while occurrence-based policies cover liabilities if an event occurs during the term of policy, irrespective of when a claim was made. As of September 30, 2016, 21.3% of our net casualty loss reserves were for policies written on a claims-made basis. These policies are advantageous from a reserving standpoint because they have limited reporting lag.

Property losses are generally short tailed and are usually known and paid within a relatively short period of time after the underlying loss event has occurred. Our estimates for losses resulting from catastrophic events are based upon a combination of internal and external catastrophe models, as well as insured- and location-specific assessments and reports, where available. These estimates are developed immediately after the loss event, and the loss estimates are subsequently refined based on broker advice and insured notifications.

According to A.M. Best, the U.S. P&C insurance industry, the largest P&C market in the world, generated approximately $591.2 billion in direct written premiums in 2015. In 2015, U.S. P&C insurance industry direct written premiums were split 49.77%, 49.18% and 1.05% between commercial, personal, and accident & health lines, respectively. The U.S. P&C insurance industry is also subdivided between standard lines (also referred to as the admitted market) and non-standard lines (also referred to as the non-admitted market or E&S market).

U.S. E&S market

We operate exclusively within the E&S market, a submarket within the broader P&C industry principally for businesses or individuals that the standard market is unwilling or unable to underwrite. The standard market’s limited appetite for such coverage is often driven by the insured’s unique risk characteristics, the perils involved, the nature of the business and the insured’s loss experience. The E&S market makes up approximately 7% of the U.S. P&C insurance industry. In 2015, the E&S market totaled about $41.3 billion in annual written premiums according to A.M. Best.

The E&S market functions as a safety valve for the broader standard market. Insurance buyers that cannot find coverage from a standard carrier may move into the E&S market to secure coverage. An insurance buyer will typically access the E&S market through independent insurance brokers. E&S insurance companies have the freedom to negotiate price and coverage on a risk by risk basis whereas standard insurance carriers are subject to various regulations including rate and form filings which impede price and coverage flexibility. Because a combination of factors may make insureds in the E&S market harder to place, the premium is typically higher and the coverage typically narrower than what would typically be found in a policy from a standard company. In addition to price, competition between insurance carriers in the E&S market also focuses on other value-based considerations, such as availability, service and expertise.

Based on the factors that lead an insured to purchase insurance in the E&S market, an insured may move back to a standard insurance company after a period of time should their reasons for accessing the E&S market change. This could result from a change in the insured’s risk profile, an improvement in loss experience or a change in risk appetite among standard insurance carriers. Other buyers will only ever purchase coverage within the E&S market. During periods of intense competition in the P&C market, the E&S market may shrink as standard insurance carriers become more aggressive in expanding their risk appetites and extending coverage to accounts previously covered in the E&S market. Likewise, when capacity in the P&C market shrinks due to adverse results, the E&S market may experience a period of dramatic growth as standard insurance carriers react to poor results by tightening underwriting standards and focusing on risks that fit within their traditional insured set. Success as an E&S underwriting company over many years depends on an ability to manage this cycle, meaning growing the business when pricing is favorable to the risk bearer, and shrinking the business when pricing is unfavorable.

Source: A.M. Best

From 2006 to 2010, the P&C market experienced a soft market. During this period, according to A.M. Best, premiums in the overall P&C market declined 4.5%. By 2011, the combined effects of the financial crisis, low interest rates and prevailing soft market conditions increased pressure on the insurance industry to raise rates to achieve adequate returns. This coincided with an improvement in the overall economy, which created insurable exposure for small and midsized accounts that required E&S capacity. From 2011 to 2015, overall P&C premiums increased 17.9% while the E&S market increased 32.5% according to A.M. Best.

Business

Founded in 2009, we are an established and growing specialty insurance company. We focus exclusively on the E&S market in the U.S., where we can use our underwriting expertise to write coverages for hard-to-place small business risks. We market and sell these insurance products in all 50 states and the District of Columbia through a network of independent insurance brokers. We have an experienced and cohesive management team, who have an average of 20 years of experience in the E&S market. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and attractive underwriting profits while managing our capital prudently. We have built a company that is entrepreneurial and highly efficient, using our proprietary technology platform and leveraging the expertise of our highly experienced employees in our daily operations. We believe our systems and technology are at the digital forefront of the insurance industry, allowing us to quickly collect and analyze data, thereby improving our ability to manage our business and reducing response times for our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims operations.

We have significantly grown our business and have generated attractive returns. Excluding the impact of the $72.8 million of net proceeds from our IPO during the third quarter of 2016, from December 31, 2013 to September 30, 2016 we have organically grown our stockholders’ equity at a CAGR of 23.6%. We have grown our gross written premiums from $125.3 million for the year ended December 31, 2013 to $177.0 million for the year ended December 31, 2015, a CAGR of 18.9%. Our return on equity and combined ratio were 21.6% and 60.6%, respectively, for the year ended December 31, 2015 and 15.9% and 74.0%, respectively, for the nine months ended September 30, 2016. Our adjusted combined ratio (a non-GAAP financial measure), which excludes the effects of the MLQS was 77.5% for the year ended December 31, 2015 and 77.3% for the nine months ended September 30, 2016. For a reconciliation of adjusted combined ratio to combined ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.” We believe that we are well positioned to continue to capitalize on attractive opportunities in our target market and to prudently grow our business.

History

Kinsale Capital Group, Inc., a Delaware domiciled insurance holding company, was formed on June 3, 2009 for the purpose of acquiring and managing insurance entities. Prior to September 5, 2014, the Company was a Bermuda registered holding company, formerly known as Kinsale Capital Group, Ltd. (“KCGL”). Effective September 5, 2014, KCGL was re-domesticated from Bermuda to Delaware. A wholly owned subsidiary of KCGL, Kinsale Capital Group, Inc., which was formed on June 4, 2009 as a U.S. holding company, was immediately merged into the re-domesticated entity and Kinsale Capital Group, Ltd. changed its name to Kinsale Capital Group, Inc.

On June 4, 2009, we incorporated Kinsale Management, Inc. as a wholly owned subsidiary domiciled in Delaware, in order to provide management services to all of our U.S.-based subsidiaries.

On February 5, 2010, we acquired American Healthcare Specialty Insurance Company and changed its name to Kinsale Insurance Company. Kinsale Insurance is an Arkansas-domiciled excess and surplus lines insurance company authorized to write business in 50 states and the District of Columbia.

On August 21, 2013, we established Aspera, an E&S insurance broker. Aspera is domiciled in Virginia and is licensed in Virginia, Alabama, Connecticut, Delaware, Florida, Georgia, Louisiana, Maine, Maryland, Massachusetts, Mississippi, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, South Carolina and Texas.

On August 2, 2016, the Company completed its IPO of 7,590,000 shares of common stock at a price to the public of $16.00 per share. The Company issued 5,000,000 shares of common stock and the selling stockholders sold 2,590,000 shares of common stock, which included 990,000 shares sold to the underwriters pursuant to their option to purchase additional shares.

Our products

We write a broad array of insurance coverages for risks that are unique or hard-to-place in the standard insurance market. Typical E&S risks include newly established companies or industries, high-risk operations, insureds in litigious venues, or companies with poor loss histories. We target classes of business where our underwriters have extensive experience allowing us to compete effectively and earn attractive risk-adjusted returns. Our underwriters specialize in individual lines of business which allow them to develop in-depth knowledge and experience of the risks they underwrite. Our core client focus is small to medium-sized accounts, which we believe tend to be subject to less competition and have better pricing. The average premium on a policy written by us in 2015 was $10,424. We believe that our strategy, experience and expertise allow us to compete effectively in the E&S market and will enable us to generate attractive long-term stockholder value.

In 2015, the percentage breakdown of our gross written premiums was 94.4% casualty and 5.6% property. Our commercial lines offerings include construction, small business, excess casualty, general casualty, energy, professional liability, life sciences, product liability, allied health, health care, commercial property, management liability, environmental, inland marine, commercial insurance and public entity. We also write a small amount of homeowners insurance in the personal lines market, which in aggregate represented 3.5% of our gross written premiums in the first nine months of 2016.

Our competitive strengths

We believe that our competitive strengths include:

Exclusive focus on the E&S market. The E&S, or non-admitted, market has historically operated at lower loss ratios and higher margins, and has grown direct premiums written more quickly than the admitted market. From 2001 to 2015, A.M. Best’s domestic professional surplus lines composite produced an average net loss and loss adjustment expense ratio of 68.5% and grew direct premiums written by 7.4% annually, versus 74.0% and 3.4%, respectively, for the P&C industry.

Underwriting expertise across a broad spectrum of hard-to-place risks. We have a broad appetite to underwrite a diverse set of risks across the E&S market. Our underwriting team is highly experienced, and individually underwrites each risk to appropriately price and structure solutions. We balance our broad risk appetite by maintaining a diversified book of smaller accounts with strong pricing and well defined coverages. Unlike many of our competitors, we do not extend underwriting authority to brokers, agents or other third parties. For the year ended December 31, 2015, our loss ratio was 56.8%; our adjusted loss ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 51.5%. For the nine months ended September 30, 2016, our loss ratio and adjusted loss ratio were 54.0% and 50.8%, respectively. For a reconciliation of adjusted loss ratio to loss ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

Technology is a core competency. As an insurance company that was founded in 2009, we have the benefit of having built a proprietary technology platform that reflects the best practices our management team has learned from its extensive prior experience. We operate on a single digital platform with a data warehouse that collects a vast array of statistical data. Our platform provides a high degree of efficiency, accuracy and speed across all of our processes. We are able to use the data that we collect to quickly analyze trends across all functions in our business. Our customized proprietary system helps us to reduce the risk of administrative errors in our policy forms and include all of the necessary exclusions for the specified risk, and provides for the efficient and accurate handling of claims. Additionally, our systems enable us to rapidly respond to brokers, allowing our underwriters to reply to the majority of submissions within 24 hours, a significant benefit to our brokers. We believe that our technology platform will provide us with an enduring competitive advantage as it allows us to quickly respond to market opportunities, and will continue to scale as our business grows.

Significantly lower expense ratio than our competitors. Expense management is ingrained in our business culture. We believe that our proprietary technology platform coupled with our low-cost operation allow us to process policy quotes, underwrite policies and operate at a lower cost than our direct competitors. In particular, our efficient platform allows us to provide a higher level of service to our brokers and to target smaller accounts which we believe are generally subject to less competition. For the year ended December 31, 2015, our expense ratio was 3.8%; our adjusted expense ratio (a non-GAAP financial measure), which excludes the effects of our MLQS, for the same year was 26.0%. For the nine months ended September 30, 2016, our expense ratio and adjusted expense ratio were 20.0% and 26.5%, respectively. For a reconciliation of adjusted expense ratio to expense ratio, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operations — The MLQS.”

Fully integrated claims management. We believe that actively managing our claims is an important aspect of keeping losses low, while accurately setting reserves. We manage all of our claims in-house and do not delegate claims management authority to third parties. We promptly and thoroughly investigate all claims, generally through direct contact with the insured, and leverage both our systems and our underwriters to gather the relevant facts. When we believe claims are without merit, we vigorously contest payment. We currently average 111 open claims per claims adjuster, which we believe is significantly lower than industry average. As of September 30, 2016, our reserves for claims incurred but not reported were approximately 80.3% of our total net loss reserves. Only 18.2% of claims for accident years 2013 and prior were open as of September 30, 2016.

Entrepreneurial management team with a track record of success. Our management team is highly experienced with an average of 20 years of relevant experience, bringing together a full suite of underwriting, claims, technology and operating skills that we believe will drive our long-term success. The majority of our management team has a proven track record of successfully building high performing specialty insurance companies. We are led by Michael Kehoe who, prior to founding Kinsale, was the president and chief executive officer of James River Insurance Company from 2002 until 2008. Prior to James River Insurance Company, Mr. Kehoe held several senior positions at Colony Insurance Company. Many of our other employees and members of our management team worked with Mr. Kehoe at James River Insurance Company and have decades of experience at other E&S insurance companies. As meaningful owners of Kinsale, we believe our management team has closely aligned interests with our stockholders.

Our Board of Directors has deep insurance and financial services industry experience. Our Board of Directors is comprised of accomplished industry veterans. Collectively, our board members bring decades of experience from their prior roles operating and working in insurance and other financial services companies.

Our strategy

We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our approach involves:

Expand our presence in the E&S market. According to A.M. Best, the total E&S market was approximately $41.3 billion of gross written premiums in 2015. Based on our 2015 gross written premiums of $177.0 million, our current market share is less than 0.5%. We believe that our exclusive focus on the E&S market and our high levels of service, including our ability to quote, underwrite and bind insurance policies in a timely manner given our efficient systems, allow us to better serve our brokers and positions us to profitably increase our market share.

Generate underwriting profits. We will continue to focus on underwriting profitability regardless of market cycles. Our strategy is to concentrate on hard-to-place risks and to maintain adequate rate levels for the risks that we underwrite. We maintain control over our underwriting process to ensure consistent quality of work. We underwrite each account individually and never delegate authority to any outside agents or brokers.

Maintain a contrarian risk appetite. Our flexibility as an E&S insurer enables us to write business at attractive returns while offering competitive policies to our brokers and insureds. We believe we distinguish ourselves in the market with our contrarian risk appetite and our willingness to offer terms on risks requiring more extensive underwriting that some of our competitors may decline to consider. Such accounts frequently offer us a better risk-adjusted return than those preferred by our competitors due to reduced competition.

Leverage investment in technology to drive efficiencies. We use a proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We have organized our workflows, designed our systems and aligned our staff to provide superior service levels to brokers while achieving a level of efficiency that we believe provides us with a competitive advantage and helps contribute to our low expense ratio. We believe that automation also reduces human error in our underwriting, policy processing, accounting, collections, and claims adjusting processes. Additionally, we are able to track quotes, monitor historical loss experience and reserve development, and measure other relevant metrics at a granular level of detail. We believe that our technology is scalable and will allow us to maintain a low expense ratio as we continue to organically grow our business.

Maintain a strong balance sheet. In order to maintain the confidence of policyholders, brokers, reinsurers, investors, regulators and rating agencies, we seek to establish and maintain a conservative balance sheet. We have a robust process for setting our loss reserves and regularly review our estimates. In addition, we maintain a conservative investment portfolio. Our strong balance sheet allows us to maintain the confidence of our investors and other constituencies, and thereby position ourselves to better achieve our goals.

Products

We write a broad array of coverages with a focus on smaller commercial buyers. Our average premium in 2015 was $10,424. For the first nine months of 2016, the percentage breakdown of our gross written premiums was 93.6% casualty and 6.4% property. Our commercial lines offerings include construction, small business, excess casualty, general casualty, energy, professional liability, life sciences, product liability, allied health, health care, commercial property, management liability, environmental, inland marine, commercial insurance and public entity. We also write a small amount of homeowners insurance in the personal lines market, which in aggregate represented 3.5% of our gross written premiums in the first nine months of 2016. All of our business is distributed through independent brokers.

The following table shows our gross written premiums by underwriting division for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Gross written premium by division:
Commercial:
Construction	$31,935	$27,991	$36,932	$31,667	$22,709
Small business	20,607	15,380	21,468	14,462	8,246
Professional liability	11,327	11,594	14,636	14,698	14,108
Excess casualty	13,098	12,198	16,194	15,595	12,748
Energy	11,822	14,199	19,022	17,381	12,714
General casualty	12,094	15,068	20,511	20,597	15,702
Life sciences	8,492	9,086	11,935	10,456	7,826
Allied health	6,724	6,163	8,644	8,341	8,373
Products liability	7,436	6,912	9,480	8,931	6,797
Healthcare	4,927	4,866	6,579	6,479	7,334
Commercial property	3,323	4,706	6,181	7,024	8,181
Management liability	1,665	—	420	—	—
Inland marine	731	—	195	—	—
Environmental	1,372	728	1,005	164	160
Public entity	235	—	—	—	—
Commercial insurance	297	—	—	—	—
Total commercial	136,085	128,891	173,202	155,795	124,898
Personal:
Personal insurance	$4,927	$2,949	3,807	2,728	369
Total	$141,012	$131,840	$177,009	$158,523	$125,267

Construction underwrites commercial general liability coverage on small contractors focusing on new residential construction, residential remodeling and renovation and commercial construction. Policy limits offered are generally $1 million per occurrence.

Small business underwrites commercial general liability on smaller risks with an emphasis on artisan contractors and premises related exposures. The majority of policies written in this division are for limits of $1 million per occurrence.

Professional liability underwrites small-to-medium sized non-medical professional liability risks. The classes of risks we cover include accountants, architects and engineers, financial planners, insurance agents, lawyers, realtors, and certain other professions. Policy limits offered are generally $1 million.

Excess casualty underwrites excess liability over risks that would fit within the general casualty, construction, products liability and small business divisions above. Coverage is written over our primary liability coverage as well as that of other insurers. This division also writes excess liability over primary commercial auto liability policies written by other carriers. We typically provide between $1 million and $5 million per occurrence limits above a $1 million attachment point.

Energy underwrites commercial general liability, pollution liability, professional liability and excess liability on enterprises engaged in the business of energy production or distribution or mining including drillers, lease operators, contractors and product manufacturers. The policy limits offered range from $1 million to $6 million.

General casualty underwrites general liability and liquor liability on hospitality, habitational and retail risks, among others, with similar premises liability loss exposures. Policy limits generally equal $1 million.

Life sciences underwrites general liability, products liability and professional liability coverage for manufacturers, distributors and developers of dietary supplements, medical devices, pharmaceuticals, biologics, health and beauty products, durable medical equipment and clinical trials. Typical policy limits are offered between $1 million and $5 million.

Allied health underwrites commercial general liability, professional liability and excess liability on allied health and social service risks including assisted living facilities, home health care agencies and outpatient medical facilities. Policy limits offered in this coverage are $1 million to $5 million.

Products liability underwrites commercial general liability on manufacturers, distributors and importers of a wide array of consumer, commercial and industrial products. We generally write $1 million per occurrence limits.

Healthcare underwrites medical professional liability for physicians, surgeons, dentists, chiropractors and podiatrists. Policies cover both individuals and small practice groups. We generally write $1 million per occurrence in limits.

Commercial property underwrites catastrophe-exposed risks including manufacturing facilities, government and municipal buildings, professional buildings, offices and general commercial properties, vacant properties, as well as entertainment and retail facilities. Policy limits offered are generally $5 million or less per occurrence.

Management liability underwrites directors and officers liability, employment practices liability and fiduciary liability coverage on a variety of commercial and government risks. Policy limits offered are $1 million to $5 million.

Inland marine underwrites a variety of inland marine coverages including builders risk, contractors equipment, transportation risks and mobile equipment. Policy limits offered in this coverage are $2 million per occurrence or less.

Environmental underwrites commercial general liability, pollution liability and professional liability on a wide range of commercial risks where environmental exposures exist that are operational in nature or related to the premises. Policy limits offered in this coverage are up to $5 million per occurrence.

Public entity underwrites law enforcement professional liability. The classes of risks we cover include police departments, sheriff agencies and other public safety organizations. Policy limits offered are generally $1 million.

Commercial insurance underwrites commercial general liability on small accounts, through our affiliate broker, Aspera.

Personal insurance writes homeowners coverage on manufactured homes with a catastrophe exposure due to coastal location. Limits are typically below $200,000.

We sell policies in all 50 states and the District of Columbia. The following tables show our gross written premiums by state for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Nine Months Ended September 30,
	2016	% of Total	2015	% of Total
	(in thousands)
Gross written premiums by state:
California	$38,249	27.1%	$31,794	24.1%
Texas	19,857	14.1%	20,364	15.4%
Florida	15,476	11.0%	12,246	9.3%
New York	6,977	4.9%	8,816	6.7%
Washington	6,434	3.7%	5,054	4.1%
New Jersey	5,256	3.7%	5,434	4.1%
Nevada	3,500	2.5%	2,948	2.2%
Arizona	3,076	2.2%	2,587	2.0%
Pennsylvania	2,748	1.9%	2,859	2.2%
Colorado	2,652	1.9%	2,816	2.1%
All other states	36,787	26.1%	36,922	28.0%
	$141,012	100.0%	$131,840	100.0%
	Year Ended December 31,
	2015	% of Total	2014	% of Total	2013	% of Total
	(in thousands)
Gross written premiums by state:
California	$43,473	24.6%	$37,509	23.7%	$25,806	20.6%
Texas	26,607	15.0%	23,987	15.1%	20,157	16.1%
Florida	16,199	9.2%	12,421	7.8%	8,585	6.9%
New York	11,549	6.6%	9,992	6.3%	8,376	6.7%
New Jersey	7,119	4.0%	6,624	4.2%	5,645	4.5%
Washington	7,199	4.1%	5,482	3.5%	4,448	3.5%
Pennsylvania	3,960	2.2%	4,058	2.5%	3,407	2.7%
Arizona	3,788	2.1%	3,859	2.4%	3,360	2.7%
Louisiana	3,763	2.1%	3,452	2.2%	2,530	2.0%
Colorado	3,730	2.1%	2,335	1.5%	1,753	1.4%
All other states	49,622	28.0%	48,804	30.8%	41,200	32.9%
	$177,009	100.0%	$158,523	100.0%	$125,267	100.0%

Marketing and distribution

We market our products through a broad group of independent insurance brokers that we believe can consistently produce reasonable volumes of quality business for us. We also sell policies through our wholly-owned affiliate broker, Aspera. Aspera distributes 2.2% of Kinsale’s premiums, primarily personal lines, through independent brokers. Kinsale does not grant its brokers any underwriting or claims authority.

We select our brokers based on management’s review of the experience, knowledge and business plan of each broker. While many of our brokers have more than one office, we evaluate each office as if it were a separate brokerage and may appoint some but not all offices owned by a broker for specialized lines of business. We seek brokers with business plans that are consistent with our strategy and underwriting objectives. Brokers must be able to demonstrate an ability to competently produce both the quality and quantity of business that we seek. For our more specialized divisions, we seek to appoint brokers that have a similar focus and demonstrated experience in the particular line of business. Brokers who produce unacceptably low volumes of business may be terminated. Our underwriters regularly visit with brokers in their offices in order to market to these brokers and discuss the products we offer.

For the year ended December 31, 2015, our largest brokers were AmWINS Group, LLC, who produced $20.8 million, or 11.8%, of our gross written premiums and R-T Specialty, LLC, who produced $19.4 million, or 11.0%, of our gross written premiums. No other broker accounted for more than 10% of our gross written premiums in the year ended December 31, 2015.

It is important to us that we maintain excellent relationships with the group of brokers who present business to us. Commissions are an important part of that relationship, but brokers will also typically consider the ultimate price to the insured, and the service and expertise offered by the carrier when determining where to place their business. In 2015, we paid an average commission to our brokers of 14.8% of gross written premiums. We believe this is slightly lower than the average commission paid by our competitors. We believe that our specialization in hard-to-place risks, combined with our high degree of service, including our rapid speed-to-quote, permits us to manage our commission expense as part of our overall management of the underwriting process. Additionally, we do not contract out our underwriting to program managers or general agents which typically requires a higher commission level to compensate the third party for its work on behalf of the carrier.

Underwriting

Our underwriting department consisted of 78 employees as of September 30, 2016. We use our proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We believe our internal business processing systems allow us to maintain a high ratio of underwriters to total employees, as we do not require a significant number of administrative personnel to facilitate our underwriting process. We also believe that our digital environment allows us to engage fewer employees in policy administration.

We are very selective in the policies we choose to bind, with approximately one in every 10 submissions bound. If our underwriters cannot reasonably expect to bind coverage at the combination of premium and coverage that meets our standards, they are encouraged to quickly move on to another prospective opportunity. For the year ended December 31, 2015, we received 148,691 new submissions, issued 47,204 quotes and bound 8,533 policies for a policy to submission ratio of 5.7%. We are careful to establish terms that are suited to the risk and the pricing of our policies. As an E&S company, we use our freedom of rate and form assertively in order to appropriately underwrite risks that have already been rejected by licensed carriers based on approved forms and filed rates.

Beyond simply selecting risks, we attempt to craft policies that offer affordable protection to insureds by tailoring coverages in ways that make potential losses more predictable and reduce claims costs. For example, our “defense inside the limits” clause, which we applied to more than 96% of our Professional Liability premiums written in 2015, means that funds we expend defending an insured against a claim are counted against the total policy limit. We believe we do not have any material exposure to claims from asbestos, lead paint, silica, mold or nuclear, biological or chemical terrorism.

Claims

Our claims department consisted of 15 claims professionals who had an average of 13 years of claims experience in the P&C industry as of September 30, 2016. Our Chief Claims Officer, Ann Marie Marson, has over 30 years of claims experience in large commercial and specialty insurance claims departments. Prior to joining us, Ann Marie Marson was a senior officer in charge of claims for James River Insurance Company. Our claims department is fully integrated with our other functional departments. We handle all of our claims in-house and do not delegate claims management authority to third parties.

We focus on the effective management of the claims adjusting process. This process is achieved by extending low reserve and settlement authority levels to our front line claim examiners; keeping the adjuster-to-supervisor ratios low to allow for greater supervision over the adjusting process; and monitoring the number of claims handled by each claims examiner. This method ensures that two or more members of the department participate in the decision-making process when appropriate; our claim examiners recognize and address key issues; and reserves are adjusted to the appropriate amount as necessary. We seek to manage the number of claims per claims examiner to allow our claim examiners sufficient time to review and investigate claims submitted. Moreover, prior to any scheduled mediation or trial, claims personnel conduct further peer review to ensure that issues and exposures have been adequately analyzed. In addition, our claim examiners work closely with members of the underwriting staff to keep them apprised of claim trends. Vendor management is also important and our claim examiners work closely with our vendors to manage expenses and costs.

Information technology

Our information technology department consisted of 19 employees as of September 30, 2016. Our Chief Information Officer (“CIO”), Bill Kenney, has over 30 years of experience in the technology field. Prior to joining us, Bill was CIO at James River Insurance Company. Our information technology utilizes an agile methodology to develop best-in-class software solutions and to attract and retain quality staff.

We have built a proprietary technology platform that reflects the best practices our management team has learned from its extensive prior experiences. Our proprietary technology platform is comprised of 14 modules linked together in a common system. All of the modules currently in use, except for one module, were developed in-house. We initially licensed an off-the-shelf software program for processing insurance transactions. We have gradually discontinued the use of individual modules within this licensed program and replaced them with software solutions developed in-house as they have become operational. The development of the final module is in process and is expected to be operational by year-end 2016. We expect to terminate the licensed program once the final in-house developed module becomes operational.

We designed the architecture for our information systems in a fashion that would allow us to reduce our administrative costs and quickly provide us with useful real-time information. Our insurance company subsidiary operates in a digital environment, which eliminates the costs of printing, storing and handling thousands of documents each week. Moreover, by maintaining electronic files on each account, we have been able to facilitate clear communication among personnel responsible for handling matters related to underwriting, servicing and claims as each has access to full information regarding the account.

We use a browser-based platform approach to processing business. When a broker makes a submission, the information is transferred into our browser-based underwriting system. This eliminates costly data-entry steps in our underwriting process and permits the underwriter to focus on underwriting the account accurately and rapidly.

Since inception, we have been intent on capturing and analyzing our data and building, over time, a robust repository of information that we can use to improve our decision making. We refer to this repository as our data warehouse. The design of our data warehouse permits us to capture a vast array of statistical data, collected by the policy management systems at Kinsale. The data warehouse is easily searchable, collects and labels information in a consistent format and contains most of the underwriting and claims information we collect at every level. The data warehouse permits us flexibility with regard to analyzing our business by segment or in the aggregate. We believe the data warehouse is a competitive advantage for us.

Reinsurance

We enter into various reinsurance contracts to limit our exposure to potential losses arising from large risks and to provide additional capacity for growth. Reinsurance involves an insurance company transferring (“ceding”) a portion of its exposure on a risk to another insurer, the reinsurer.

The reinsurer assumes the exposure in return for a portion of the premium. The ceding of liability to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

We use treaty reinsurance and, on a limited basis, facultative reinsurance coverage. Treaty coverage refers to a reinsurance contract that is applied to a group or class of business where all the risks written meet the criteria for that class. Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business. It is used for a variety of reasons, including supplementing the limits provided by the treaty coverage or covering risks or perils excluded from treaty reinsurance.

We cede risks through our MLQS. The MLQS transfers a portion of the risk related to certain lines of business written by us to reinsurers in exchange for a proportion of the gross written premiums on that business. Transferring risk to the reinsurers also reduces the amount of capital required to support our insurance operations. The MLQS is subject to annual renewal, effective January 1. Under the terms of the 2015 MLQS contract, we receive a provisional ceding commission equal to 41% of ceded written premiums and pay a reinsurance margin equal to 4% of ceded written premium. The reinsurers do not receive a margin when they are in the loss position on the contract. The MLQS includes a sliding scale commission provision that can reduce the ceding commission to 25% or increase the ceding commission to 41% based on the loss experience of the business ceded. Additionally, we are entitled to an additional contingent profit commission up to an amount equal to all of the reinsurers’ profits above the margin based on the underwriting results of the business ceded, upon commutation of the contract. The contract has a loss ratio cap of 110%, which means that we cannot cede any losses in excess of a 110% loss ratio to the reinsurers. For a discussion regarding the effects of the MLQS contract on our results, see “Management’s discussion and analysis of financial condition and results of operations — Factors affecting our results of operation — The MLQS.”

In addition to the MLQS described above, the following is a summary of our other significant reinsurance programs as of December 31, 2015:

Line of Business Covered	Company Policy Limit	Reinsurance Coverage	Company Retention
Property	Up to $5.0 million per risk	$4.0 million excess of $1.0 million	$1.0 million per risk

Property - catastrophe(1)	Up to $5.0 million per occurrence	$32.0 million excess of $3.0 million	$3.0 million per occurrence

Excess casualty(2)	Up to $5.0 million per occurrence	Variable quota share	$750,000 per occurrence except as described in note (2) below

(1) Our property catastrophe reinsurance reduces the financial impact of a catastrophe event involving multiple claims and policyholders. Our property catastrophe reinsurance includes a reinstatement provision which requires us to pay reinstatement premiums after a loss has occurred in order to preserve coverage. Including the reinstatement provision, the maximum aggregate loss recovery limit is $64 million and is in addition to the per-occurrence coverage provided by our facultative and other treaty coverages.

(2) Reinsurance is not applicable to any individual policy with a per occurrence limit of less than $1.0 million. For policies with a per occurrence limit of $1.0 million or higher, the quota share ceding percentage varies such that the retention is always $750,000. For example, for a $1.0 million limit excess policy, our retention would be 75%, whereas for a $5.0 million limit excess policy, our retention would be 15%. For policies for which we also write an underlying primary limit, the retention on the excess policy will never exceed $1,175,000.

At each renewal, we consider any plans to change the underlying insurance coverage we offer, as well as updated loss activity, the level of our capital and surplus, changes in our risk appetite and the cost and availability of reinsurance treaties. In the last renewal cycle, we maintained similar retentions on most lines of business.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligation could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. In formulating our reinsurance programs, we are selective in our choice of reinsurers and we consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we review the financial condition of each reinsurer annually. In addition, we continually monitor for rating downgrades involving any of our reinsurers. At December 31, 2015, all reinsurance contracts that our insurance subsidiary was party to were either with companies with A.M. Best ratings of “A” (Excellent) or better. As of December 31, 2015, we have never had an allowance for uncollectible reinsurance.

We had reinsurance recoverables on unpaid losses of $95.5 million at December 31, 2015, and recoverables on paid losses of $0.2 million at December 31, 2015. The following table provides a summary of our top ten reinsurers, based on net amount recoverable, as of December 31, 2015:

Reinsurers	A.M. Best Rating		Reinsurance Recoverable
	(in thousands)
Munich Reinsurance America, Inc.	A	+	$28,620
Tokio Millennium Re AG	A	++	24,113
Swiss Reinsurance America Corp.	A	+	15,929
Everest Reinsurance Co.	A	+	12,129
SCOR Reinsurance Co.	A		3,829
Arch Reinsurance Co.	A	+	3,404
Berkley Insurance Co.	A	+	2,699
Odyssey America Reinsurance Corp.	A		2,129
Hannover Ruckversicherungs AG	A	+	733
QBE Reinsurance Corp.	A		661
Total for Top Ten			94,246
All others			1,424
Total			$95,670

We did not have reinsurance recoverables greater than $0.6 million at December 31, 2015 from any reinsurers other than the ten listed above.

To reduce credit exposure to reinsurance recoverable balances, we obtain letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. In addition, under the terms of the MLQS contract discussed above, we retain funds due from reinsurers (the funds held account) as security for those recoverable balances. We had funds held by the Company under the MLQS contract of $87.2 million at December 31, 2015.

Catastrophe risk management

In addition to the reinsurance protection noted above, we use other techniques to carefully manage our exposure to catastrophe losses. We use computer models to analyze the risk of severe losses from natural catastrophes. We measure exposure to these losses in terms of probable maximum loss (PML), which is an estimate of the amount of loss we would expect to meet or exceed once in a given number of years (referred to as the return period). When managing our catastrophe exposure, we focus on the 100 year and the 250 year return periods. Our main catastrophe risk arises from hurricanes and earthquakes. We manage this exposure through careful and disciplined underwriting, extensive reinsurance protection purchased from financially strong counterparties and monthly catastrophe modeling of the portfolio. Additionally, we limit the concentration of property business by geographic area to reduce loss exposure from extreme events.

Reserve development

We maintain reserves for specific claims incurred and reported, reserves for claims incurred but not reported and reserves for uncollectible reinsurance when appropriate. Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

The following table presents the development of balance sheet property-casualty loss reserves calculated in accordance with GAAP, as of December 31 in each of the years 2010 through 2015.

	2010	2011	2012	2013	2014	2015
	(in thousands)
Gross reserve for property-casualty losses	$2,488	$15,314	$50,503	$96,365	$162,210	$219,629
Reinsurance recoverables	(683)	(2,837)	(12,831)	(39,776)	(70,240)	(95,503)
Reserves for property-casualty losses originally stated, net of reinsurance	1,805	12,477	37,672	56,589	91,970	124,126
Cumulative net paid losses as of:
1 year later	207	3,184	7,888	3,820	7,856
2 years later	563	4,922	14,467	7,584
3 years later	677	7,736	19,825
4 years later	1,326	9,563
5 years later	1,335
Net reserves re-estimated as of:
1 year later	1,792	11,796	35,572	55,076	82,774
2 years later	1,422	11,579	37,189	52,416
3 years later	1,424	13,392	38,015
4 years later	1,636	13,615
5 years later	1,559
Net cumulative redundancy (deficiency)	$246	$(1,138)	$(343)	$4,173	$9,196
Net reserves for losses and loss adjustment expenses re-estimated	1,559	13,615	38,015	52,416	82,774
Reinsurance recoverables re-estimated	126	1,374	9,696	34,563	60,580
Gross reserves for losses and loss adjustment expenses re-estimated	1,685	14,989	47,711	86,979	143,354
Gross cumulative redundancy	$803	$325	$2,792	$9,386	18,856

This table does not present accident or policy year development data. The top line of the table shows the gross reserves for property-casualty losses as of December 31 for each of the indicated years and is reconciled to the net reserve by adjusting for reinsurance recoverables. Reserves for property-casualty losses originally stated, net of reinsurance represents the estimated amount of net loss and loss adjustment expense arising in the current year and all prior years that are unpaid at the balance sheet date, including IBNR reserves.

The “Cumulative net paid losses as of” section of the table shows the cumulative net paid amounts as of successive years with respect to the net reserve liability.

The “Net reserves re-estimated as of” section of the table shows the re-estimated amount of the previously recorded reserves as adjusted for new information received as of the end of each succeeding year. These estimates change as more information becomes known about the frequency and severity of claims for individual years.

The “net cumulative redundancy (deficiency)” line represents the aggregate change from the original balance sheet estimate on the third line of the table, “reserves for property-casualty losses, originally stated, net of reinsurance” to the date of the current estimate. For example, the liability for losses and loss adjustment expenses developed a $0.2 million redundancy from December 31, 2010 to December 31, 2015. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table.

The “gross cumulative redundancy” represents the aggregate change to date from the original estimate on the top line of the table, “gross reserves for property-casualty losses,” before deductions for reinsurance. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance.

See note 7 of the notes to consolidated financial statements and the discussion under “Critical accounting estimates” for a discussion of estimates and assumptions related to the reserves for losses and loss adjustment expenses.

Investments

Investment income is an important component of our earnings. We collect premiums and hold a portion of these funds in reserves until claims are paid. We invest these reserves. In the years that we make an underwriting profit, we are able to retain all investment income. Underwriting losses require us to dedicate a portion of our investment income or capital to cover insurance claims and expenses associated with writing insurance.

Our cash and invested assets consist of fixed maturity securities, short-term investments, cash and cash equivalents and exchange traded funds (classified as equity securities on the balance sheet). Our fixed maturity securities and equity securities are classified as “available-for-sale” and are carried at fair value with unrealized gains and losses on these securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). Fair value generally represents quoted market value prices for securities traded in the public market or prices analytically determined using bid or closing prices for securities not traded in the public marketplace. Short-term investments are reported at cost and include investments that are both readily convertible to known amounts of cash and have maturities of 12 months or less upon acquisition by us.

Our cash and invested assets totaled $520.6 million at September 30, 2016, $368.7 million at December 31, 2015 and $292.3 million at December 31, 2014, and is summarized as follows:

	September 30, 2016		December 31, 2015		December 31, 2014
	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
	($ in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$12,439	1.4%	$3,433	0.9%	$10,444	3.6%
Obligations of states, municipalities and political subdivisions	90,944	9.9%	72,513	19.7%	61,632	21.1%
Corporate and other securities	129,359	14.1%	129,521	35.1%	87,756	30.0%
Asset-backed securities	75,657	8.2%	58,307	15.8%	36,638	12.5%
Residential mortgage-backed securities	90,380	9.8%	63,828	17.3%	53,264	18.2%
Total fixed maturities	398,779	43.4%	327,602	88.8%	249,734	85.4%

Equity securities - ETFs	17,788	1.9%	14,240	3.9%	14,336	4.9%
Short-term investments	254	—%	2,299	0.6%	4,257	1.5%
Cash and cash equivalents	103,757	11.3%	24,544	6.7%	23,958	8.2%
Total	$520,578	100.0%	$368,685	100.0%	$292,285	100.0%

Our policy is to invest primarily in high quality fixed maturity securities with a focus on preservation of capital and a secondary focus on maximizing our risk adjusted investment returns. Investment policy is set by the Investment Committee of the Board of Directors, subject to the limits of applicable regulations. Our investment policy is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiary is subject. Our investment portfolio is managed by an outside investment advisory firm, General Re - New England Asset Management, Inc., which operates under guidelines approved by our Investment Committee. Our Investment Committee meets periodically and reports to our Board of Directors. We seek to maximize investment returns using investment guidelines that stress prudent allocation among cash and cash equivalents, fixed-maturity securities and, to a lesser extent, equity securities.

Our investment policy also imposes strict requirements for credit quality, with a minimum average credit quality of the portfolio being rated “AA” or higher by Standard & Poor’s or the equivalent rating from another nationally recognized rating agency. Our investment policy also imposes restrictions on concentrations of securities by class and issuer. As of September 30, 2016, our fixed maturity portfolio including cash and cash equivalents and had an average rating of “AA”.

The following table sets forth the composition of our portfolio of fixed maturity securities by rating as of September 30, 2016:

	AAA	AA	A	BBB	Below BBB	Total
	(in thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$—	$12,439	$—	$—	$—	$12,439
Obligations of states, municipalities and political subdivisions	6,097	58,644	26,203	—	—	90,944
Corporate and other securities	2,003	9,802	82,587	32,050	2,917	129,359
Asset-backed securities	68,075	—	7,107	475	—	75,657
Residential mortgage-backed securities	17	87,797	—	—	2,566	90,380
Total fixed maturities	$76,192	$168,682	$115,897	$32,525	$5,483	$398,779

The fair value of our investments in fixed maturity securities at September 30, 2016, summarized by stated maturities follows:

	September 30, 2016
	Estimated Fair Value	% of Fair Value
	($ in thousands)
Due in one year or less	$48,139	12.1%
Due after one year through five years	92,970	23.2%
Due after five years through ten years	26,793	6.7%
Due after ten years	64,840	16.2%
Asset-backed securities	75,657	19.0%
Residential mortgage-backed securities	90,380	22.7%
Total fixed maturities	$398,779	100.0%

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties. As of September 30, 2016, our fixed maturity security portfolio contained $90.4 million (9.8%) of residential mortgage-backed securities. Residential mortgage-backed securities (“RMBSs”), including collateralized mortgage obligations, are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, RMBSs generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. As a result, during periods of falling interest rates, proceeds from such prepayments generally must be reinvested at lower prevailing yields. In addition, RMBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. Conversely, during periods of rising interest rates, the rate of prepayments generally slows. RMBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayments. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. Our investment policy does not permit us to own any interest only, principal only or residual tranches of RMBSs.

At September 30, 2016, our portfolio of fixed maturity securities contained corporate fixed maturity securities with a fair value of $129.4 million. A summary of these securities by industry segment is shown below as of September 30, 2016:

	September 30, 2016
Industry	Fair Value	% of Total
	($ in thousands)
Industrials and other	$34,667	26.8%
Financial	91,724	70.9%
Utilities	2,968	2.3%
Total	$129,359	100.0%

Approximately 3% of our total cash and investments were invested in Vanguard exchange traded funds (“ETFs”), which provided low-cost diversification. At September 30, 2016, our ETF balance was comprised of the following funds:

	September 30, 2016
Fund	Fair Value	% of Total
	($ in thousands)
Intermediate-term corporate bond fund	$967	5.4%
Dividend yield equity fund	5,108	28.7%
Domestic stock market fund	8,761	49.3%
Foreign stock market fund	2,952	16.6%
Total	$17,788	100.0%

Competition

The P&C insurance industry is highly competitive. We compete with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. We currently have a rating from A.M. Best of “A-” (Excellent). Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

Today, our primary competitors in the E&S sector include Alleghany Corporation, Argo Group International Holdings, Ltd., James River Group Holdings, Ltd., Markel Corporation, Navigators Group Inc., RLI Corp. and W. R. Berkley Corporation.

Ratings

A.M. Best, which rates insurance companies based on factors of concern to policyholders, rates our insurance subsidiary. Our insurance subsidiary, Kinsale Insurance, has a rating of “A-” (Excellent) from A.M. Best. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “S” (Rating Suspended). “A-” (Excellent) is the fourth highest rating. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities.

Employees

As of September 30, 2016, we had 143 employees, all of whom were employed by Kinsale Insurance through arrangements with Kinsale Management, Inc. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement.

Facilities

Our executive offices and insurance operations are located in Richmond, Virginia, which occupy approximately 34,000 square feet of office space for annual rent and rent-related operating expenses of approximately $0.6 million. The lease for this space expires in 2020.

We do not own any real property. We believe that our facilities are adequate for our current needs.

Legal proceedings

We are party to legal proceedings which arise in the ordinary course of business. We believe that the outcome of such matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position.

Regulation

Insurance regulation

We are regulated by insurance regulatory authorities in the states in which we conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments.

Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter, and in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the FIO was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the U.S. financial system. See “—Federal and state legislative and regulatory changes” below.

Among the various legislative changes that state legislatures have considered, commercial lines deregulation initiatives have been adopted in many states. In some states, the deregulation of commercial lines generally enables admitted insurers to underwrite certain commercial P&C risks without the necessity of obtaining prior approval for rates and forms, although the content of policy forms is still regulated. In other states, the terms and conditions of commercial insurance policy forms have been deregulated. The deregulation of commercial lines may permit risks that would not otherwise be considered attractive by standard market carriers to be underwritten by such carriers using forms and rates that are attractive to them. In such states, competition in the E&S markets could increase.

Required licensing

Kinsale Insurance is organized and domiciled in the state of Arkansas and is authorized (licensed) in the State of Arkansas to transact certain lines of P&C insurance. This license is in good standing, and, pursuant to applicable Arkansas laws and regulations, will continue in force unless otherwise suspended, revoked or otherwise terminated, subject to certain conditions, including the payment by Kinsale Insurance of annual continuation fees and the filing of an annual registration statement with the Arkansas Insurance Department.

Kinsale Insurance currently operates on a surplus lines basis in all 50 states and the District of Columbia. While Kinsale Insurance does not have to apply for and maintain a license in those states (with the exception of Arkansas, its domiciliary state), it is subject to maintaining suitability standards or approval under each particular state’s surplus lines laws to be included as an approved surplus lines carrier (as discussed below, the Dodd-Frank Act has brought uniformity to these standards (see “—Federal and state legislative and regulatory changes”)). In states in which it operates on a surplus line basis, Kinsale Insurance has freedom of rate and form on the majority of its business. This means that Kinsale Insurance can implement a change in policy form, underwriting guidelines, or rates for a product on an immediate basis without regulatory approval.

All insurance is written through licensed agents and brokers. In states in which we operate on a non-admitted basis, general agents and their retail insurance brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

Insurance holding company regulation

We operate as an insurance holding company system and are subject to the insurance holding company laws of the State of Arkansas, the state in which Kinsale Insurance is organized and domiciled. These statutes require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system domiciled in that state. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.

Changes of control

Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state and obtain approval thereon. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than ten percent of voting securities.

As Kinsale Insurance is domiciled in Arkansas, the insurance laws and regulations of that state would be applicable to any proposed acquisition of control of Kinsale Insurance. Under applicable Arkansas insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Arkansas insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of an Arkansas-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Kinsale Insurance and would trigger the applicable change of control filing requirements under Arkansas insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Arkansas Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.

Restrictions on paying dividends

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our insurance subsidiary. State insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The maximum dividend distribution absent the approval or non-disapproval of the insurance regulatory authority in Arkansas is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer’s business. The maximum amount of dividends Kinsale Insurance can pay us during 2016 without regulatory approval is $21.9 million. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment regulation

Kinsale Insurance is subject to state laws which require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Restrictions on cancellation, non-renewal or withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Some state statutes may explicitly or by interpretation apply these restrictions to insurers operating on a surplus lines basis.

Licensing of our employees and adjustors

In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and employees of the Company and are not required to be licensed agents. As of September 30, 2016, thirteen of our employees were required to maintain and did maintain requisite licenses for these activities in most states in which we conduct business.

Enterprise risk and other new developments

The NAIC, as part of its solvency modernization initiative, has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. The NAIC’s solvency modernization initiative, among other things, aims to expand the authority and focus of state insurance regulators to encompass U.S. insurance holding company systems at the group level. The holding company reform efforts at the NAIC culminated in December 2010 in the adoption of significant amendments to the NAIC’s Insurance Holding Company System Regulatory Act (the “Model Holding Company Act”) and its Insurance Holding Company System Model Regulation (the “Model Holding Company Regulation”). Among other things, the revised Model Holding Company Act and Model Holding Company Regulation explicitly address “enterprise” risk - the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole - and require annual reporting of potential enterprise risk as well as access to information to allow the state insurance regulator to assess such risk. In addition, the Model Holding Company Act amendments include a requirement to the effect that any person divesting control over an insurer must provide 30 days’ notice to the regulator and the insurer (with an exception for cases where a Form A is being filed). The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction.

Some form of the 2010 amendments to the Model Holding Company Act has been adopted in all states, including Arkansas. In April 2015, Arkansas adopted the principal components of the amended Model Holding Company Act. Under the Arkansas amendments, the ultimate controlling person of insurers subject to registration is required to file an annual enterprise risk report with the lead state commissioner, when applicable, of the insurance holding company system as determined by the procedures within the Financial Analysis Handbook adopted by the NAIC.

In December 2014, the NAIC adopted additional revisions to the Model Holding Company Act, updating the model to clarify the group-wide supervisor for a defined class of internationally active insurance groups. The revisions also outline the process for determining the lead state for domestic insurance groups, outline the activities the commissioner may engage in as group-wide supervisor and extend confidentiality protections to cover information received in the course of group-wide supervision. The 2014 revisions to the Model Holding Company Act have been adopted in Arkansas.

In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. If and when the ORSA Model Act is adopted by a particular state, the ORSA Model Act would impose more extensive filing requirements on parents and other affiliates of domestic insurers. Effective July 2015, Arkansas adopted its version of the ORSA Model Act.

Federal and state legislative and regulatory changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. As discussed above, the NAIC has undertaken a solvency modernization initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. The 2010 and 2014 revisions to the Model Holding Company Act (discussed above), as well as the ORSA Model Act, are a result of these efforts.

The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act. Prior to the enactment of the Dodd-Frank Act in July 2010, the U.S. federal government’s regulation of the insurance industry was essentially limited to certain insurance products, such as flood insurance, multi-peril crop insurance and reinsurance of losses from terrorism. As part of the overall federal financial regulatory reform package contained in the Dodd-Frank Act, Congress has legislated reforms in the reinsurance and surplus lines sectors.

Under reinsurance credit rules established under the Dodd-Frank Act, a U.S. ceding insurer need not satisfy the reinsurance credit rules of any nondomestic state if the following two conditions are met: (1) the ceding insurer’s domestic state is NAIC-accredited or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and (2) the ceding insurer’s domestic state recognizes credit for reinsurance for its ceded risk.

The Dodd-Frank Act also incorporates the Nonadmitted and Reinsurance Reform Act of 2010 (“NRRA”), which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer’s state of domicile the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.

The Dodd-Frank Act also established the FIO in the U.S. Department of the Treasury and vested the FIO with the authority to monitor all aspects of the insurance sector, monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the “IAIS”). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Federal Reserve as a bank holding company.

In limited circumstances, the FIO can declare a state insurance law or regulation “preempted,” but this can be done only after extensive consultation with state insurance regulators, the Office of the U.S. Trade Representative and key insurance industry players (in trade associations representing insurers and intermediaries). Additionally, the FIO must publish a notice regarding the basis for the preemption in the Federal Register, allowing a reasonable opportunity for comments. The FIO cannot preempt state antitrust laws governing rate making, underwriting, sales practices or coverage requirements. No later than September 30th of each year, the FIO must submit an annual report to Congress explaining any use of the preemption authority during the prior year.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

On December 12, 2013, the FIO submitted a report to Congress as required under the Dodd-Frank Act on improving U.S. insurance regulation (the “Modernization Report”). The Modernization Report concludes that the federal government should continue its involvement in insurance regulation, emphasizing the need for improved uniformity and efficiency in the U.S. insurance regulatory system, but that the current “hybrid” state and federal regulatory system should remain in place. The Modernization Report also recommends certain steps that should be taken to modernize and improve the U.S. insurance regulatory system through a combination of actions to be taken by the state and federal governments. Many of the recommendations in the Modernization Report are subject to NAIC initiatives. As the FIO does not have regulatory authority, the recommendations in its report could be viewed as advisory in nature. Most suggestions for U.S. federal standards and involvement in insurance regulation would require U.S. Congressional action. Whether many of the recommendations will be implemented, altered considerably, or delayed for an extended period is still uncertain.

On November 20, 2015, the FIO and the Office of the U.S. Trade Representative announced their intention to exercise their authority under the Dodd-Frank Act to negotiate a “covered agreement” with the European Union (the “EU”). Once complete, the covered agreement would establish standards on collateral requirements for reinsurance, insurance group supervision and confidentiality. This announcement was significant because it is expected that the covered agreement negotiated with the EU would likely serve as the basis for preempting certain state insurance laws, including laws relating to credit for reinsurance ceded to a reinsurer domiciled in the EU. Following this announcement, negotiations of the covered agreement have taken place in 2016, with EU and U.S. representatives advising that they have made progress on key issues.

International developments

The IAIS has proposed a common framework for the supervision of Internationally Active Insurance Groups (“IAIGs”), which is scheduled to be effective in 2019. Under the proposed framework, IAIGs would be supervised on a group-wide basis across national boundaries and each IAIG would be required to conduct its own risk and solvency assessment to monitor and manage its overall solvency. The IAIS is also developing a risk-based global Insurance Capital Standard, which would apply to IAIGs. In addition, the Financial Stability Board is pursuing enhanced group supervisory and capital requirements for Global Systemically Important Insurers. Finally, Insurance Core Principles, another set of supervisory requirements under development by the IAIS, would apply to all insurers and insurance groups, regardless of size or systemic importance. These frameworks may influence applicable capital requirements in the jurisdictions in which we operate in the future, potentially leading to an increase in our capital requirements.

Trade practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We set business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Unfair claims practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Quarterly and annual financial reporting

Our insurance subsidiary is required to file quarterly and annual financial reports with state insurance regulators using statutory accounting practices (SAP) rather than generally accepted accounting principles (GAAP). In keeping with the intent to assure policyholder protection, SAP emphasize solvency considerations. For a summary of the significant differences for our insurance subsidiary between SAP and GAAP, see note 16 to our audited consolidated financial statements included in this prospectus.

Credit for reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. The NRRA contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S.

ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premium (which are that portion of written premiums which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.

Periodic financial and market conduct examinations

The insurance regulatory authority in the State of Arkansas, our insurance subsidiary’s state of domicile, conducts on-site visits and examinations of the affairs of our insurance subsidiary, including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and in that connection to restrict or rescind licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Risk-based capital

Risk-based capital (RBC) laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.

The Arkansas Insurance Department has largely adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by Arkansas-domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Arkansas-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation by the Arkansas Insurance Department. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of Kinsale Insurance to maintain the regulatory authority necessary to conduct our business. However, as of December 31, 2015, Kinsale Insurance maintained RBC levels significantly in excess of amounts that would require any corrective actions.

IRIS ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

As of December 31, 2015, Kinsale Insurance had two IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results
Change in net written premiums	-33% to 33%	37.0%
Investment yield	3.0% to 6.5%	1.8%

Our results for these ratios are attributable to the significant growth in premiums and surplus and low investment yields due to the current interest rate environment.

Management

Directors and executive officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus. Certain directors were appointed pursuant to the terms of the stockholders’ agreement. See “Certain relationships and related party transactions — Stockholders’ agreement.”

Name	Age	Position
Michael P. Kehoe	50	President and Chief Executive Officer, Director
Brian D. Haney	46	Senior Vice President and Chief Operating Officer
William J. Kenney	65	Senior Vice President and Chief Information Officer
Ann Marie Marson	58	Senior Vice President and Chief Claims Officer
Bryan P. Petrucelli	50	Senior Vice President, Treasurer and Chief Financial Officer
Steven J. Bensinger	61	Director
Joel G. Killion	40	Director
Robert Lippincott III	69	Chairman of the Board
James J. Ritchie	62	Director
Frederick L. Russell, Jr.	57	Director
Edward D. Yun	49	Director

Michael P. Kehoe has served as our President and Chief Executive Officer, and as one of our directors, since June 2009 when he founded Kinsale. From 2002 to 2008, Mr. Kehoe was the President and Chief Executive Officer at James River Insurance Company, and before that, served in various senior positions at Colony Insurance Company from 1994 to 2002, finishing as Vice President of Brokerage Underwriting. Mr. Kehoe received a B.A. in Economics from Hampden Sydney College and a J.D. from the University of Richmond School of Law.

We believe Mr. Kehoe’s qualifications to serve on our Board of Directors include his 25 years of underwriting and claims experience in the E&S industry.

Brian D. Haney has served as our Senior Vice President and Chief Operating Officer since March 2015, and was previously our Chief Actuary from 2009. From 2002 to 2009, Mr. Haney was the Chief Actuary of James River Insurance Company, where he was responsible for the actuarial functions, as well as catastrophe modeling and the purchasing of ceded reinsurance. From 1997 to 2002, Mr. Haney was the Chief Actuary of Colony Insurance Company, and was previously a business manager at Capital One Financial Corporation. Mr. Haney began his career at GEICO as an actuarial associate. He is a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries. Mr. Haney received a B.A. in Mathematics and Economics from the University of Virginia in 1992.

William J. Kenney has served as our Senior Vice President and Chief Information Officer since June 2009. From 2001 to 2009, Mr. Kenney was the Senior Vice President and Chief Information Office at James River Insurance Company. Prior to James River Insurance Company, he served as Vice President and Chief Information Officer at Colony Insurance Company since 1997. Mr. Kenney received a B.A. in Political Science from Merrimack College and a Masters in Information Technology from Virginia Polytechnic and State University.

Ann Marie Marson has served as our Senior Vice President and Chief Claims Officer since August 2009. From February 2003 to June 2009, Ms. Marson was the Senior Vice President and Chief Claims Officer at James River Insurance Company. Prior to James River Insurance Company, she served as Claims Vice President with ACE USA managing its National Claims Facility where she was accountable for a nationwide program focused on the resolution of aged, complex casualty claims. Ms. Marson received a B.A. in History and Political Science from Farleigh Dickinson University and a J.D. from Temple University Beasley School of Law.

Bryan P. Petrucelli has served as our Senior Vice President and Chief Financial Officer since March 2015, and as our Treasurer since December 2015, and before that, was our Vice President of Finance from 2009. Prior to the Company, Mr. Petrucelli was a Senior Manager in Ernst & Young’s audit practice with over 13 years of experience serving clients in the insurance industry. Prior to Ernst & Young, Mr. Petrucelli spent seven years with Travelers Insurance Company, leaving as a senior auditor. Mr. Petrucelli received a B.B.A. in Finance from James Madison University and a Post Baccalaureate Certificate in Accounting from Virginia Commonwealth University. Mr. Petrucelli is a Certified Public Accountant.

Steven J. Bensinger has served as one of our directors since July 2015. Mr. Bensinger currently serves as Senior Advisor with TigerRisk Partners LLC, a privately held firm providing sophisticated advisory services to the insurance industry. Prior to joining TigerRisk in October 2015, Mr. Bensinger was a Senior Managing Director at FTI Consulting in its Global Insurance Services Practice. From January 2010 to June 2011, he worked at The Hanover Insurance Group as Executive Vice President and Chief Financial Officer. From September 2002 to October 2008, Mr. Bensinger worked at American International Group, Inc. (AIG), where he held a number of senior executive positions, including Chief Financial Officer. He was appointed Vice Chairman, Financial Services, in May 2008 in addition to retaining Chief Financial Officer responsibilities. Mr. Bensinger has also held senior positions with Combined Specialty Group, Inc. (Aon), Chartwell Re Corporation, Skandia America Corporation and Coopers & Lybrand. Mr. Bensinger is a Certified Public Accountant and a Certified Global Management Accountant. He received a B.S. from New York University’s Leonard N. Stern School of Business.

We believe Mr. Bensinger’s qualifications to serve on our Board of Directors include his more than 30 years of experience in the insurance industry and his financial and business acumen, which have provided him with significant expertise in our area of business.

Joel G. Killion has served as one of our directors since March 2015, and was previously a member of our Board of Directors from June 2009 to January 2013. Mr. Killion is a Partner at NexPhase Capital. Prior to NexPhase Capital, Mr. Killion worked at Sun Capital, Catterton Partners, Lehman Brothers and Legg Mason. Mr. Killion is also a director at Dr. Fresh, LLC, Flexible Architecture and Simplified Technology, LLC (FAST), Insurance Technologies, LLC, Joerns WoundCo Holdings, Inc. (Joerns Healthcare), SwipeClock LLC and InsideRE, LLC. He received a B.S. in Economics from Pennsylvania State University and an M.B.A. from Columbia Business School.

We believe Mr. Killion’s qualifications to serve on our Board of Directors include his 16 years of private equity investment experience.

Robert Lippincott, III has served as Chairman of the Board of Directors since May 2015, and has served as one of our directors from July 2010. Mr. Lippincott has been the President of Lippincott Consulting, LLC since January 2005. From November 2005 to September 2006, he was the Interim Chief Executive Officer of Quanta Capital Holdings Inc., and before that served as Executive Vice President at Towers Perrin Re. Prior to Towers Perrin, Mr. Lippincott was the Chairman and Chief Executive Officer of the AXA Property and Casualty Reinsurance and Insurance companies, which he founded in October 1983. Mr. Lippincott is also a director and member of the compensation committee at AXA Art Insurance Company and AXA Art Americas Corporation. He also served as a director at Quanta Capital Holdings Inc. from 2005 to 2008, having been elected chairman in August 2006, and before that at Reinsurance Association of America from 1998 to 2003, having served as chairman in 2000. Mr. Lippincott received a B.S. in marketing and management science from St. Joseph’s College.

We believe Mr. Lippincott’s qualifications to serve on our Board of Directors include his 45 years of insurance and reinsurance industry experience.

James J. Ritchie has served as one of our directors since January 2013. From 2001 until his retirement in 2003, Mr. Ritchie served as Managing Director and Chief Financial Officer of White Mountains Insurance Group, Ltd.’s OneBeacon Insurance Company, a specialty insurance company, and as the group chief financial officer for White Mountains Insurance Group, Ltd., a financial services holding company. Mr. Ritchie’s former board experience includes: board member and chairman of the audit committee of Ceres Group, Inc.; board member and non-executive chairman of the board and member of the compensation committee of Fidelity & Guaranty Life Insurance Company (formerly

Old Mutual Financial Life Insurance Company, Inc.); board member and member of the audit and compensation committees of KMG America Corporation; board member, chairman of the audit committee and member of the compensation committee of Lloyd’s Syndicate 4000; and board member and non-executive chairman of the board and former chairman of the audit committee of Quanta Capital Holdings Ltd. He is the non-executive chairman of OMAM Inc. and has served as chairman and a member of the Audit and Risk Committee of the Board of Directors of OMAM Inc. since August 2007. Mr. Ritchie is also a Director and Chairman of the audit committee of Old Mutual (Bermuda) Ltd. He is a member of the National Association of Corporate Directors and the American Institute of Certified Public Accountants. Mr. Ritchie received a B.A. in Economics with honors from Rutgers College and an M.B.A. from Rutgers Graduate School of Business Administration.

We believe Mr. Ritchie’s qualifications to serve on our Board of Directors include his extensive background in the insurance industry, substantial board experience, strategic and operational leadership and wide-ranging knowledge of operational, risk and control initiatives. His background in financial risk and regulation provides valuable guidance to our Board of Directors and our Company in addressing risk management.

Frederick L. Russell, Jr. has served as one of our directors since April 2010. Mr. Russell has been a Managing Partner at Virginia Capital Partners since its inception in 1997. From September 2012 to June 2014, he served as director at Smith-Midland Corp. He received a B.S. from the McIntire School of Commerce at the University of Virginia and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

We believe Mr. Russell’s qualifications to serve on our Board of Directors include his more than 25 years of venture capital and private equity experience.

Edward D. Yun has served as one of our directors since May 2015. Mr. Yun is a Managing Partner at NexPhase Capital. Prior to NexPhase Capital, Mr. Yun was a Managing Partner at Moelis Capital Partners and prior to that, was a founder and Managing Partner of West Hill Partners, a private equity firm focused on middle market growth company buyouts. Prior to West Hill Partners, he spent 11 years at J.W. Childs as a Partner and Chairman of the Investment Committee. Previously, Mr. Yun worked at DLJ Merchant Banking, The Blackstone Group and Drexel Burnham Lambert. He is also a director at Comprehensive Pharmacy Services, Dr. Fresh, LLC, OmniSYS, LLC and WIN Holdings, Inc. Mr. Yun graduated magna cum laude with a B.S. in Economics with a concentration in finance from the Wharton School of Business at the University of Pennsylvania and a B.A.S. from the School of Engineering and Applied Science at the University of Pennsylvania and received an M.B.A. from Stanford University.

We believe Mr. Yun’s qualifications to serve on our Board of Directors include his 25 years of investment experience and expertise in building and managing private equity firms.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships between any of our executive officers or directors.

Board of directors

The Board of Directors is responsible for the oversight of management of the Company. Our Board of Directors currently consists of seven members. As discussed under “Certain relationships and related party transactions — Director nomination agreement,” the Moelis Funds have the right to nominate certain of our directors.

Classified board

In accordance with the terms of our amended and restated certificate of incorporation, our Board of Directors is divided into three classes, with each class serving staggered three-year terms, as follows:

•	the Class I directors are Messrs. Kehoe, Killion and Yun, and their term expires at the annual meeting of stockholders to be held in 2017;

•	the Class II directors are Messrs. Lippincott and Russell, and their term expires at the annual meeting of stockholders to be held in 2018; and
•	the Class III directors are Messrs. Bensinger and Ritchie, and their term expires at the annual meeting of stockholders to be held in 2019.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation also provides that the number of directors on our Board of Directors is fixed exclusively pursuant to resolution adopted by our Board of Directors. Any additional directorships resulting from an increase in the number of directors is distributed among the three classes so that, as nearly as possible, each class consists of one-third of the total number of directors. See “Description of share capital — Anti-takeover effects of certain provisions of Delaware law, our charter and by-laws — Classified board; number of directors fixed by board only.”

Director independence

Under the listing requirements and rules of NASDAQ, independent directors must comprise a majority of a listed company's board of directors within a specified period of time after the completion of its initial public offering. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under NASDAQ rules, a director will only qualify as an "independent director" if such person is not an executive officer or employee of the listed company and, in the opinion of that company's board of directors, that person does not otherwise have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that Messrs. Bensinger, Lippincott, Ritchie and Russell are independent within the meaning of the NASDAQ listing rules.

Committees of the Board of Directors

We have three standing committees of the Board of Directors: the Audit Committee; the Compensation, Nominating and Corporate Governance Committee; and the Investment Committee.

Audit committee

Our Audit Committee consists of Mr. Ritchie, who serves as the Chair of the Audit Committee, and Messrs. Bensinger and Lippincott. Our Board of Directors has determined that each of Messrs. Ritchie, Bensinger and Lippincott qualifies as an independent director under NASDAQ listing rules and Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Mr. Ritchie qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication as defined under NASDAQ listing rules. The Audit Committee assists our Board of Directors in fulfilling its oversight responsibilities relating to:

•	the quality and integrity of our financial statements and our financial reporting process;
•	internal and external auditing and the independent registered public accounting firm’s qualifications and independence;
•	the performance of our internal audit function and independent registered public accounting firm;
•	the integrity of our systems of internal accounting and financial controls; and
•	our compliance with legal and regulatory requirements.

In so doing, the Audit Committee is responsible for maintaining free and open communication between the committee, our independent registered public accounting firm and our management. In this role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our Company and has the power to retain outside counsel or other experts for this purpose.

The Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee meets in executive session with the independent registered public accounting firm at least quarterly.

Compensation, nominating and corporate governance committee

Our Compensation, Nominating and Corporate Governance Committee consists of Mr. Lippincott, who serves as the Chair, and Messrs. Bensinger and Killion. Our Board of Directors has determined that each of Messrs. Lippincott and Bensinger qualifies as an independent director under NASDAQ listing rules. The committee assists our Board of Directors with reviewing the performance of our management in achieving corporate goals and objectives and assuring that our executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of appropriate regulatory bodies. Toward that end, the Compensation, Nominating and Corporate Governance Committee, among other responsibilities, reviews and approves director and executive officer compensation, incentive compensation and equity-based compensation plans, and employee benefit plans. The Compensation, Nominating and Corporate Governance Committee also assists our Board of Directors by:

•	identifying individuals qualified to become board members;
•	recommending to the Board of Directors the director nominees for the next annual meeting of stockholders;
•	leading the Board of Directors in its annual review of performance; and
•	recommending a code of conduct to the Board of Directors.

Investment committee

Our Investment Committee consists of Mr. Russell, who serves as the Chair, and Messrs. Bensinger, Kehoe and Killion. The investment committee develops our investment policy and oversees our investment managers.

Compensation committee interlocks and insider participation

None of the members of our Compensation, Nominating and Corporate Governance Committee and none of our executive officers has had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participating in compensation decisions.

Code of conduct

We have a Code of Conduct applicable to our directors, officers and employees that complies with the requirements of applicable rules and regulations of the SEC and NASDAQ. This code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;
•	compliance with applicable governmental laws, rules and regulations; and
•	prompt internal reporting to an appropriate person or persons identified in the Code of Conduct of violations of the Code of Conduct; and accountability for adherence to the Code of Conduct.

Our Code of Conduct is available on the investor relations portion of our website.

Director compensation

The following table sets forth information concerning compensation earned by our directors for the year ended December 31, 2015:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Steven J. Bensinger(1)(2)	20,000	12,000	—	32,000
Mark Fuller(3)(4)	20,000	—	—	20,000
Joel G. Killion(3)	40,000	—	—	40,000
Robert Lippincott III	40,000	—	—	40,000
James J. Ritchie	40,000	—	—	40,000
Frederick L. Russell, Jr.(3)	40,000	—	—	40,000
Edward D. Yun(3)(5)	20,000	—	—	20,000

(1) Mr. Bensinger has served as one of our directors since July 2015 and received half of the annual retainer otherwise payable to non-employee directors for 2015.

(2) Stock awards represent a grant of 10,000 shares of restricted Class B Common Stock.

(3) Pursuant to a management and support services agreement by and among the Company, Moelis Capital Partners LLC and Virginia Capital Partners LLC, the Company paid a cash fee directly to each fund for each representative of such fund serving on the Board of Directors in an amount equal to the annual retainer payable to non-employee directors. No compensation was payable by the Company to the funds for such management and support services; however, the funds were entitled to reimbursement of certain reasonably documented out-of-pocket third-party legal fees and expenses actually incurred. Before the IPO, the representatives of Moelis Capital Partners LLC and Virginia Capital Partners LLC serving on our Board of Directors did not receive grants under our equity incentive plans for their service. The management and support services agreement was terminated in connection with the IPO.

(4) Mr. Fuller served as one of our directors until May 2015 and Moelis Capital Partners LLC was therefore entitled to only half of the annual retainer otherwise payable to non-employee directors for 2015 in connection with Mr. Fuller’s service as a representative of Moelis Capital Partners LLC.

(5) Mr. Yun has served as one of our directors since May 2015 and Moelis Capital Partners LLC was therefore entitled to only half of the annual retainer otherwise payable to non-employee directors for 2015 in connection with Mr. Yun’s service as a representative of Moelis Capital Partners LLC.

Directors who are also our employees receive no compensation for serving as directors. In 2015, non-employee directors or their designees received an annual retainer in the amount of $40,000 for their service on the Board of Directors. Beginning in 2016, non-employee directors or their designees receive an annual retainer in the amount of $60,000, the chairman of our Board of Directors receives an additional annual retainer of $20,000 and the chair of the Audit Committee receives an additional annual retainer of $15,000. Directors do not receive any fees for attending board or committee meetings. We also reimburse all directors (including employee directors) for reasonable out-of-pocket expenses they incur in connection with their service as directors.

Our directors or their designees were eligible to receive grants of restricted shares of Class B Common Stock under the 2010 Incentive Plan. As determined by the Compensation, Nominating and Corporate Governance Committee, our directors are eligible to receive non-qualified stock options and other equity-based awards under the 2016 Incentive Plan. Each of our non-employee directors (other than directors affiliated with Moelis Capital Partners LLC and Virginia Capital Partners LLC) has received a grant of 10,000 shares of restricted Class B Common Stock on or about the time of their appointment to the Board of Directors.

Executive compensation

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

Summary compensation table

The following table shows the compensation earned by Michael Kehoe, Brian Haney and Edward Desch (collectively, the “named executive officers”) for the year ended December 31, 2015 as well as the compensation of Bryan Petrucelli, who became our Chief Financial Officer on March 1, 2015. We expect Mr. Petrucelli to be one of our named executive officers in 2016. Our compensation packages for the named executive officers and Mr. Petrucelli primarily consist of salary and annual bonuses.

Name and Principal Position	Year	Salary	Bonus(1)	All Other Compensation(2)	Total
		($)	($)	($)	($)
Named Executive Officers
Michael P. Kehoe Chief Executive Officer and President, Director	2015	450,000	300,000	16,680	766,680
Brian D. Haney Senior Vice President and Chief Operating Officer	2015	227,035	120,000	16,620	363,655
Edward Desch
Chief Financial Officer (until March 1, 2015)	2015	223,348	110,000	16,241	349,589
Other Executive Officers
Bryan P. Petrucelli Chief Financial Officer (from March 1, 2015)	2015	195,311	100,000	16,510	311,821

(1) Represents discretionary cash bonuses.

(2) Represents items listed in the following table:

Name	Contributions to our tax qualified 401(k) plans	Life Insurance Premiums
Michael P. Kehoe	$15,900	$780
Brian D. Haney	$15,900	$720
Edward Desch	$15,900	$341
Bryan P. Petrucelli	$15,900	$610

Elements of compensation

Each of our named executive officers was provided with the following primary elements of compensation in 2015:

Base salary

Each of our named executive officer received a fixed base salary in an amount determined based on a number of factors, including:

•	The nature, responsibilities and duties of the officer’s position;
•	The officer’s expertise, demonstrated leadership ability and prior performance;
•	The officer’s salary history and total compensation, including annual cash bonuses and long-term incentive compensation; and
•	The competitiveness of the market for the officer’s services.

Each named executive officer’s base salary for 2015 is listed in “—Summary compensation table.”

2015 bonus arrangements

Each named executive officer was eligible to earn an annual cash incentive in 2015. Our practice with respect to annual incentive compensation has historically been to provide an opportunity to earn cash bonus awards based on the Company’s underwriting income and our discretionary assessment of the executive officer’s individual performance for the year. The Compensation, Nominating and Corporate Governance Committee selected underwriting income as the basis for the bonus calculation because it believes this is the most accurate reflection of the Company’s short-term financial and operational performance. For a reconciliation of underwriting income to net income in accordance with GAAP, see “Management’s discussion and analysis of financial condition and results of operations — Reconciliation of non-GAAP financial measures.” When evaluating financial performance at the end of the year and adjusting the calculated preliminary award, the Compensation, Nominating and Corporate Governance Committee may also consider the state of the insurance market, the state of the investment market or other factors affecting underwriting income that may be outside of management’s control. Our Compensation, Nominating and Corporate Governance Committee retains and exercises discretion with respect to whether any annual bonus is to be paid to a particular named executive officer and, if so, the ultimate amount of such annual bonus. Our Compensation, Nominating and Corporate Governance Committee reviewed the 2015 performance of our named executive officers and recommended to the Board of Directors discretionary cash bonus grants based upon such review. The Board of Directors considered the Compensation, Nominating and Corporate Governance Committee’s recommendations and approved them as proposed.

Other benefits

All of our employees are eligible to participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance and a 401(k) plan. Our named executive officers are eligible to participate in these plans generally on the same basis as our other employees. We do not sponsor or maintain any deferred compensation or supplemental retirement plans in addition to our 401(k) plan. Our 401(k) plan provides substantially all employees with the ability to make pre- or post-tax retirement contributions in accordance with applicable IRS limits. Matching contributions are provided in an amount equal to 100% of the first 6% of elective contributions by the employee. The 401(k) plan matching contributions provided to our named executive officers in 2015 are reflected above in the “—Summary compensation table” section under the “All Other Compensation” column heading.

Employment agreement

In June, 2009, Kinsale Management entered into an employment agreement with Michael P. Kehoe, our Chief Executive Officer. The agreement had an initial term of three years and provides for automatic renewal for one year terms thereafter unless written notice not to extend the term is provided by Kinsale Management or Mr. Kehoe at least 90 days prior to the end of the term.

Mr. Kehoe’s annual base salary shall be determined by the Board of Directors, but shall not be less than $400,000. Mr. Kehoe is eligible to receive such discretionary bonuses as the Board of Directors may determine. Mr. Kehoe may also participate in benefit plans generally available to the Company’s executive employees.

Kinsale Management may terminate the agreement for cause (as defined in the agreement), without cause, upon disability and may permit the agreement to expire at the end of a term. Mr. Kehoe may terminate the agreement for good reason (as defined in the agreement), resign or permit the agreement to expire at the end of a term.

If Kinsale Management terminates the agreement without cause or permits the term to expire, or Mr. Kehoe terminates the agreement for good reason, Mr. Kehoe is entitled to his base salary for 12 months and a continuation of benefits for 12 months. If Kinsale Management terminates the agreement for cause or disability, or Mr. Kehoe resigns without good reason or permits the term to expire, Kinsale Management has no further obligations to Mr. Kehoe, except as provided in any bonus or incentive plan. Mr. Kehoe is also subject to confidentiality, non-competition and non-solicitation covenants under the agreement.

Outstanding equity awards at fiscal year-end

The following table shows the outstanding equity awards held by the named executive officers of the Company as well as by Bryan Petrucelli as of December 31, 2015, which consist solely of one-time grants of restricted shares of Class B Common Stock. For additional information on the restricted shares of Class B Common Stock described in the table below, see “—Equity awards.”

Name	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested
			($)
Michael P. Kehoe	75,080	(1)	169,680
Brian D. Haney	19,111	(2)	43,191
Edward Desch	19,111	(3)	43,191
Bryan P. Petrucelli	7,188	(4)	16,244

(1) Restricted shares of Class B Common Stock, all of which vested on June 4, 2016.

(2) Restricted shares of Class B Common Stock, all of which vested on June 22, 2016.

(3) Restricted shares of Class B Common Stock, all of which vested on June 15, 2016.

(4) Restricted shares of Class B Common Stock, all of which vested on June 8, 2016.

Equity awards

2010 incentive plan

In 2010, our Board of Directors adopted the Kinsale 2010 Stock Incentive Plan (the “2010 Incentive Plan”). The purpose of this plan was to assist us in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees and to achieve long-term objectives which inured to the benefit of all of our stockholders through the additional incentive inherent in the ownership of shares of our common stock.

There were 2,730,167 shares of Class B Common Stock authorized for issuance under the 2010 Incentive Plan. As of July 1, 2016, we had granted 1,783,858 restricted shares of Class B Common Stock, of which 1,677,706 shares of Class B Common Stock had vested per the terms of the 2010 Incentive Plan. All grants of Class B Common Stock pursuant to the 2010 Incentive Plan vested and were converted in accordance with the terms of the 2010 Incentive Plan into grants of our common stock prior to the completion of our IPO. In connection with our IPO, we terminated the 2010 Incentive Plan.

2016 incentive plan

In connection with the completion of our IPO in July of 2016, we adopted the 2016 Incentive Plan. Our 2016 Incentive Plan provides for grant of options, restricted shares, restricted stock units and other share-based awards to our officers, employees, directors, independent contractors and consultants are an important part of our long-term incentive compensation program which we use in order to strengthen the commitment of such individuals to us, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated individuals whose efforts are expected to are expected to result in our long-term growth and profitability. All of our outstanding equity awards are governed by our 2016 Incentive Plan.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above under “Management” and “Executive compensation” the following is a description of transactions since January 1, 2013, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial owners of more than 5% of our common stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Stockholders’ agreement

In connection with our founding in 2009, we entered into a stockholders agreement with certain funds affiliated with our principal stockholders, the Moelis Funds, certain funds affiliated with Virginia Capital Partners, LLC and certain other investors, stockholders and executive officers. In connection with our IPO, we terminated this agreement in accordance with its terms.

Registration rights agreement

On August 2, 2016, we amended and restated the registration rights agreement, dated March 8, 2010, pursuant to which Moelis Capital Partners Opportunity Fund I, LP, Moelis Capital Partners Opportunity Fund I-A, LP, Virginia Capital Private Equity, LP and other investors listed therein, are entitled to certain rights with respect to the registration of shares of our common stock they hold under the Securities Act. See “Description of share capital — Registration rights.”

Director nomination agreement

So long as the Moelis Funds own more than 35% of our outstanding common stock, the Moelis Funds will have the right (but not the obligation) to nominate three individuals to our Board of Directors, so long as the Moelis Funds own more than 20% or more but less than 35% of our outstanding common stock, the Moelis Funds will have the right (but not the obligation) to nominate two individuals to our board of directors, and so long as the Moelis Funds own 10% or more but less than 20% of our outstanding common stock, the Moelis Funds will have the right (but not the obligation) to nominate one individual to our board of directors. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our stockholders for election as directors.

Director and officer indemnification agreements

We entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and by-laws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and by-laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We believe that these indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help us to attract and retain qualified persons as directors and officers.

Policy concerning related party transactions

Our Board of Directors adopted a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial owners of more than 5% of our common stock (or their immediate family members) is implicated, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee approves only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith in the exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member is excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction retroactively.

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2016, and as adjusted to reflect the sale of the shares of common stock by the selling stockholder in this offering for:

•	each of our named executive officers for the year ended December 31, 2015, as well as our Chief Financial Officer;
•	each of our directors;
•	all of our directors and executive officers as a group;
•	each person, or group of persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and
•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise noted below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Shares Beneficially Owned Before This Offering			Shares Offered	Shares Beneficially Owned After This Offering			Shares Offered Assuming Full Exercise of Overallotment Option	Shares of Common Stock Beneficially Owned After This Offering Assuming Full Exercise of Overallotment Option
Name of Beneficial Owner	Number	%			Number	%			Number	%
Greater than 5% and Selling Stockholders:
Moelis Funds(1)	8,171,774	39.0		3,360,000	4,811,774	22.9		3,864,000	4,307,774	20.5
Named Executive Officers and Directors:
Michael P. Kehoe(2)	1,006,989	4.8		—	1,006,989	4.8		—	1,006,989	4.8
Brian D. Haney	168,518		*	—	168,518		*	—	168,518		*
Edward Desch	199,906		*	—	199,906		*	—	199,906		*
Steven J. Bensinger	20,787		*	—	20,787		*	—	20,787		*
Joel G. Killion(3)	—	—		—	—	—		—	—	—
Robert Lippincott III	14,906		*	—	14,906		*	—	14,906		*
James J. Ritchie	18,245		*	—	18,245		*	—	18,245		*
Frederick L. Russell, Jr.(4)	735,773	3.5			735,773	3.5		—	735,773	3.5
Edward D. Yun(3)	—	—		—	—	—		—	—	—
Other Executive Officers:
Bryan P. Petrucelli	52,216		*	—	52,216		*	—	52,216		*
All executive officers and directors as a group (12 persons)	2,494,365	11.9		—	2,494,365	11.9		—	2,494,365	11.9

* Less than 1%.

(1) Consists of (i) 7,591,183 shares of common stock held by Moelis Capital Partners Opportunity Fund I, L.P. (“Opportunity Fund I”) and (ii) 580,591 shares of common stock held by Moelis Capital Partners Opportunity Fund I-A, L.P. (“Opportunity Fund I-A”). Moelis Capital Partners Opportunity Fund I, LLC (“Opportunity Fund I, LLC”) is the general partner of Opportunity Fund I and Opportunity Fund I-A. Moelis Capital Partners LLC is the owner and managing member of Opportunity Fund I, LLC. Moelis Asset Management LP is the owner of Moelis Capital Partners LLC. Moelis & Company Holdings GP LLC is the general partner of Moelis Asset Management LP. Moelis & Company Manager LLC is the managing member of Moelis & Company Holdings GP LLC and is the ultimate beneficial owner, but not the sole owner, of each of the entities listed above (together with all other affiliated investment funds, the “Moelis Funds”). Kenneth D. Moelis is the chief executive officer of Moelis Capital Partners LLC, which, through its affiliates, manages the Moelis Funds. Accordingly, Mr. Moelis may be deemed to share voting and investment power with respect to all shares of common stock beneficially owned by the Moelis Funds. In addition, NexPhase Capital provides investment advisory services to Moelis Capital Partners LLC pursuant to a sub-investment advisory arrangement whereby it acts as investment advisor to the Moelis Funds. The address of the Moelis Funds and NexPhase Capital is 399 Park Avenue, 6th Floor, New York, New York, 10022.

(2) Consists of (i) 433,029 shares of common stock held by Michael P. Kehoe directly, (ii) 538,088 shares of common stock held by M.P. Kehoe, LLC, of which Michael P. Kehoe is the sole manager and (iii) 35,872 shares of common stock held by the Marilyn F Kehoe Revocable Trust, of which Michael P. Kehoe is a trustee.

(3) Edward D. Yun is a Managing Partner and Joel G. Killion is a Partner of NexPhase Capital. See note (1) above for additional information regarding investment advisory services provided by NexPhase Capital to Moelis Capital Partners LLC. Excludes shares held by the Moelis Funds.

(4) Consists of (i) 717,452 shares of common stock held by Virginia Capital Private Equity, LP (“Virginia Capital”), and (ii) 18,321 shares of common stock held by Margin of Safety, LLC. VCP GP LLC is the general partner of Virginia Capital. VCP GP LLC is owned by Virginia Capital Partners, LLC (“VCP”). The majority of VCP is owned by Goose Creek Partners, LLC and Margin of Safety, LLC, each of which is substantially owned by revocable trusts of which Mr. Russell is the trustee. Mr. Russell is also the manager of VCP GP LLC which manages Virginia Capital. Accordingly, Mr. Russell may be deemed to share voting and investment power with respect to all shares of common stock beneficially owned by Virginia Capital, as well as those beneficially owned by Margin of Safety, LLC and Goose Creek Partners, LLC. Mr. Russell disclaims beneficial ownership of all shares of common stock held by Virginia Capital, Margin of Safety, LLC and Goose Creek Partners, LLC with respect to which Mr. Russell does not have a pecuniary interest therein.

Description of share capital

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated by-laws. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated by-laws, which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and the Delaware General Corporation Law (the “DGCL”).

Reclassification of Class A and Class B Common Stock

In connection with our IPO, we amended our certificate of incorporation to provide for the automatic reclassification of our Class A Common Stock and Class B Common Stock into a single class of common stock, which was issued in the offering.

See additional information and assumptions set forth under “Principal and selling stockholders.”

General

Our authorized capital stock consists of:

•	400,000,000 shares of common stock, par value $0.01 per share; and
•	100,000,000 shares of preferred stock, par value $0.01 per share.

At September 30, 2016, there were:

•	20,968,707 shares of common stock issued and outstanding; and
•	no shares of preferred stock outstanding.

Common stock

We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below:

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors.

Directors standing for election at an annual meeting of stockholders will be elected by a plurality of the votes cast in the election of directors at the annual meeting, either in person or represented by properly authorized proxy.

Dividend rights

Subject to the prior rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available therefor.

Liquidation rights

Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of our preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets legally available for distribution to stockholders.

Preemptive rights

Holders of our common stock are not entitled to preemptive or other similar subscription rights.

Preferred stock

Our Board of Directors has the authority to issue from time to time, without action by our stockholders, preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting, dividend, conversion, exchange, redemption and liquidation rights. The rights with respect to a series of preferred stock may be greater than the rights attached to our common stock.

It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our Board of Directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends on our common stock;
•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of our common stock; or
•	delaying, discouraging or preventing a change of control of us.

Anti-takeover effects of certain provisions of Delaware law, our amended and restated certificate of incorporation and by-laws

Our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor or may consider in their best interests. A summary of these provisions is set forth below.

Classified board; number of directors fixed by board only

Our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our Board of Directors) is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Our amended and restated certificate of incorporation also provides that the number of directors on our board is fixed exclusively pursuant to resolution adopted by our Board of Directors.

In connection with our IPO, we entered into a Director Nomination Agreement that grants the Moelis Funds the right to nominate individuals to our Board of Directors provided certain ownership requirements are met. See “Certain relationships and related party transactions — Director nomination agreement.”

Vacancies filled by board

Our amended and restated certificate of incorporation provides that, subject to the provisions of the Director Nomination Agreement, any vacancy in our Board of Directors whether from an increase in the size of the board or otherwise will be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Removal of directors only for cause

The DGCL provides that for classified boards, a director may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide otherwise.

No action by stockholders without a meeting

The DGCL permits stockholder action by written consent unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once the Moelis Funds cease to beneficially own at least 40% of our outstanding shares.

Calling of special meetings of stockholders

Our amended and restated certificate of incorporation and by-laws provide that special meetings of our stockholders for any purpose or purposes may be called at any time only (1) by the chairman of our Board of Directors, (2) by our chief executive officer (or, in the absence of a chief executive officer, our president), (3) pursuant to a resolution adopted by a majority of our Board of Directors or (4) until the date that the Moelis Funds cease to beneficially own 40% or more of our outstanding shares, at the request of holders of at least 40% of our outstanding shares. Except as described above, stockholders do not have the authority to call a special meeting of stockholders.

Advance notice of stockholder nominations and proposals

Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board of Directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting (i.e., by precluding the conduct of certain business at the current annual meeting if the proper procedures are not followed) that are favored by the holders of a majority of our outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Exclusive forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director or officer to us or our stockholders, (3) any action asserting a claim against us pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws or (4) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

“Blank check” preferred stock

We believe that the availability of authorized shares of preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock are available for issuance without action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Our Board of Directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our Board of Directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our Board of Directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws require a greater percentage.

Section 203

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares.

Our amended and restated certificate of incorporation does not “opt out” of Section 203.

Corporate opportunities; conflicts of interest

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity of the Moelis Funds and certain related persons or any director who is not our employee. We do not renounce any interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Our amended and restated certificate of incorporation provides that the Moelis Funds and certain related persons will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In the event that the Moelis Funds or such related person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.

Limitations on liability and indemnification of directors and officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

In addition, our amended and restated certificate of incorporation and by-laws provide that we indemnify our directors and officers to the fullest extent permitted by law. We also are expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for certain liabilities.

We have also entered into separate indemnification agreements with each of our directors and executive officers. See “Certain relationships and related party transactions — Director and officer indemnification agreements.”

We believe that these amended and restated certificate of incorporation and by-laws provisions and indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Transfer agent and registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Registration rights

Certain of our stockholders are entitled to rights with respect to the registration of the shares of our common stock they hold under the Securities Act. For a description of these registration rights, see “Certain relationships and related party transactions — Related party transactions — Registration rights agreement.” If these shares of our common stock are registered, they will be freely tradable without restriction under the Securities Act unless acquired or owned by us or one of our affiliates.

Shares eligible for future sale

Future sales of significant amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Resale of restricted shares and lock-up agreements

All of the shares of our common stock sold in this offering will be, and the 7,590,000 shares of common stock sold in our IPO are, freely tradable without restriction under the Securities Act, except shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act).

All remaining outstanding shares of common stock outstanding will be “restricted securities” within the meaning of Rule 144A and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

Lock-up agreements

We, our directors and executive officers and the selling stockholders have signed lock-up agreements under which they have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, or to enter into any hedging transactions with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days commencing on the date of this prospectus, subject to certain exceptions. See “Underwriting (conflicts of interest).”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not and was not during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is or was during the 90 days preceding the sale, an affiliate of ours, and who has held restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our last reported outstanding common shares or the average weekly trading volume of our common shares reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk factors.”

Equity incentive plans

As of December 31, 2015, we had outstanding grants of 1,789,491 restricted shares of Class B Common Stock, of which grants of 1,513,592 shares of Class B Common Stock had vested. The Class B Common Stock underlying the outstanding grants of restricted shares was converted to shares of our common stock in connection with our IPO. We filed a registration statement on Form S-8 on August 1, 2016 to register an aggregate of 2,073,832 shares of our common stock reserved for issuance under the 2016 Plan. On July 27, 2016, the Board of Directors approved, and the Company granted, 1,036,916 stock options with an exercise price equal to the IPO price of $16.00 per share. See “Executive compensation — Equity awards” for additional information regarding the 2016 incentive plan. Shares of our common stock issued under any S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares of our common stock.

United States tax considerations for non-U.S. holders

The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock. This summary applies only to Non-U.S. Holders who purchase our common stock in this offering and hold our common stock as a capital asset (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, Non-U.S. Holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our common stock.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common stock, and partners in such partnerships, should consult their own tax advisers as to the U.S. federal income tax consequences applicable to them in their particular circumstances.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on common stock

Distributions on our common stock generally will be treated as dividends to the extent such distributions are paid from the company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds the company’s current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in

“—Sale, exchange or other taxable disposition of common stock.” Generally, the gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will be subject to withholding of U.S. federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and the company (or the company’s agent) has received proper certification as to the application of that treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefits of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder generally will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, exchange or other taxable disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) the company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned above. The Company believes it is not, has not been and does not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

If gain or loss is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), the U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our common stock in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

Information reporting and backup withholding

Non-U.S. Holders will generally be required to comply with certain certification procedures to establish that they are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a sale, exchange or other taxable disposition of our common stock. In addition, the company is required to annually report to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

Foreign account tax compliance act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the company will in turn provide to the U.S. Department of the Treasury. Prospective investors are urged to consult their tax advisers regarding the possible implications of these rules on their investment in our common stock.

Underwriting (conflicts of interest)

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and William Blair & Company, L.L.C. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the price to the public less the underwriting discounts and commissions which we show on the cover of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	1,512,000
William Blair & Company, L.L.C.	840,000
RBC Capital Markets, LLC	403,200
SunTrust Robinson Humphrey, Inc.	263,760
Dowling & Partners Securities LLC	257,040
Moelis & Company LLC	84,000
Total	3,360,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the price to the public which we show on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $0.8250 per share. After the offering of the common stock at the price to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 504,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the price to the public per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $1.375 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.375	$1.375
Total	$4,620,000	$5,313,000

We and the selling stockholders estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA of up to $25,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than (a) the shares of our common stock to be sold hereunder, (b) any shares of our common stock issued upon the exercise of options granted under our existing incentive plans (c) any filing of a Registration Statement on Form S-8 relating to our incentive or similar plans, and (d) any equity awards granted under our incentive plan as described in this prospectus, provided that we shall cause each recipient of such grant to execute and deliver to J.P. Morgan Securities LLC a lock-up letter.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, but not limited to, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions in the paragraph above shall not apply to (i) transfers of shares of common stock as a bona fide gift or gifts, (ii) distributions of shares of common stock to members, partners or stockholders or other equity owners of our stockholders, (iii) transfers to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of our stockholders, (iv) the establishment of a written trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock (provided that such plan does not provide for the sale or transfer of shares of our common stock during the restricted period), (v) transfers pursuant to the rules of intestate succession or by will upon death and (vi) transfers to any trust, family limited liability company or like entity for the direct or indirect benefit of the individual or their family; provided that in the case of any transfer or distribution pursuant to clause (i), (ii), (iii), (v) or (vi) each donee, distributee or transferee shall execute and deliver to the Representatives a lock-up letter; and provided, further, that in the case of any transfer or distribution pursuant to clause (i), (ii), (iii), (iv), (v) or (vi) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made on the earlier of the expiration of the 90-day period or the due date thereof).

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on NASDAQ under the symbol “KNSL.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Conflicts of interest

Moelis & Company LLC, an underwriter of this offering, is an affiliate of the Moelis Funds, who will be receiving all of the net proceeds of this offering. Since the Moelis Funds beneficially own more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Rule 5121 permits Moelis & Company LLC to participate in the offering notwithstanding this conflict of interest because J.P. Morgan Securities LLC, William Blair & Company, L.L.C. and RBC Capital Markets, LLC, the underwriters primarily responsible for managing this offering, satisfy the criteria required by Rule 5121(f)(12)(E) and none of J.P. Morgan Securities LLC, William Blair & Company, L.L.C. or RBC Capital Markets, LLC nor their respective affiliates have a conflict of interest with us. In accordance with Rule 5121, Moelis & Company LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of common stock may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and
•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•	where no consideration is or will be given for the transfer;
•	where the transfer is by operation of law;
•	as specified in Section 276(7) of the SFA; or
•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY. Certain matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, NY.

Experts

The consolidated financial statements and schedules of Kinsale Capital Group, Inc. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by KPMG LLP, Independent Registered Public Accounting Firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Glossary of selected insurance and other terms

The following are abbreviations and definitions of certain insurance, reinsurance and financial terms used in this prospectus.

Accident year - The calendar year in which loss events occur, regardless of when the losses are actually reported, booked or paid.

Actuary or Actuarial firm - A person or firm which conducts various statistical studies used to evaluate risks, the adequacy of premium charged and the adequacy of provisions made for losses and loss expenses.

Admitted insurer - An insurer that has received a license or certificate of authority from a state regulatory authority to sell insurance in that state.

A.M. Best - A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Case reserves - Loss reserves established with respect to individual reported claims.

Cede - When an insurance company reinsures its risk with another insurance company: it “cedes” business and is referred to as the “ceding company” or “cedant.”

Claims made and reported basis - A policy written on a claims made and reported basis provides coverage to the insured only for losses incurred during the coverage period, and only if the claim was reported during a specified reporting period.

Class A Common Stock - The Kinsale Capital Group, Inc. Class A common stock, $0.0001 par value per share, as currently outstanding and issued.

Class B Common Stock - The Kinsale Capital Group, Inc. Class B common stock, $0.0001 par value per share, as currently outstanding and issued.

Combined ratio - The sum of the loss ratio and the expense ratio. A combined ratio below 100.0% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100.0% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commission - The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage of the written premium.

Deferred policy acquisition costs - The costs that vary with and are primarily related to the acquisition of new and renewal insurance policies, including commissions and certain other underwriting expenses. These costs are capitalized and charged to expense in proportion to premium revenue earned.

Excess and surplus lines (“E&S”) - Lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction.

Excess of loss - A type of reinsurance that indemnifies the reinsured against all, or a specified portion of, losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance may be written in multiple layers, in which, on any given layer a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the risk of a reinsurer’s insolvency.

Expense ratio - The ratio of other operating expenses to net earned premiums.

GAAP - Generally accepted accounting principles in the United States.

Gross written premiums - Total premiums recorded on the books of an insurer at the time an insurance policy is issued, before deductions for premiums on ceded reinsurance.

Hard market - The portion of the market cycle of the P&C insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and, typically, enhanced underwriting performance.

Incurred but not yet reported (IBNR) reserves - Loss reserves for estimated losses which have been incurred but not yet reported to the insurer.

Incurred losses - The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

Loss ratio - The ratio of the sum of incurred losses and loss adjustment expenses to net earned premiums.

Loss adjustment expenses (“LAE”) - The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim resolution.

Loss and LAE reserves - Liabilities established by insurers to reflect the estimated cost of claims payments that the insurer will ultimately be required to pay in respect of insurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves.

Loss development - Increases or decreases in losses and LAE greater than or less than anticipated loss and LAE experience over a given period of time.

National Association of Insurance Commissioners (“NAIC”) - A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria, and performs other services with respect to the insurance industry.

Net earned premiums - The portion of net written premiums that is recognized for accounting purposes as income during a period.

Net written premiums - Gross written premiums for a given period less premiums ceded to reinsurers during such period.

Non-admitted market - The insurance market of companies not licensed to transact the business of insurance in a particular U.S. jurisdiction. A non-admitted company is permitted to issue insurance policies only in accordance with an exemption from the jurisdiction’s insurance licensing laws, for example, through an E&S lines broker licensed in that jurisdiction, or to issue policies “self-procured” by the insured or its broker from the insurer outside the jurisdiction of the insured.

Occurrence basis - Coverage to the insured for liabilities arising from events occurring during the term of policy, regardless of when a claim is actually made.

Reinsurance - The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Reinsurer – An insurer that agrees to indemnify another insurer against all or part of a loss which the latter may incur under a policy or policies it has issued.

Retention - The amount or portion of risk which an insurer or reinsurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer or a retrocessionaire. In proportional treaties, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Soft market - The portion of the market cycle of the P&C insurance industry characterized by heightened premium rate competition among insurers, increased underwriting capacity and, typically, depressed underwriting performance.

Statutory accounting practices (“SAP”) - Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.

Statutory surplus - Total admitted assets less total liabilities, as determined in accordance with SAP.

Submission - An application for insurance coverage received by a direct insurer from a prospective policyholder or its broker acting for consideration in connection with possible issuance of an insurance policy by that insurer.

Underwriting - The insurer’s process of reviewing applications submitted for the insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting expenses - The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profits; Underwriting profitability - Refers to the profits or profitability of an insurance company’s operations prior to inclusion of investment income or loss and gains or losses from sale of invested assets.

Unearned premiums - The portion of a premium representing the unexpired portion of the contract term as of a certain date.

Where you can find more information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect our SEC filings, including the registration statement and its exhibits and schedules without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

We are subject to the informational requirements of the Exchange Act, as amended, and are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You are also able to obtain copies of this material from the Public Reference Room as described above, or inspect them without charge at the SEC's website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.kinsalecapitalgroup.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not a part of this prospectus.

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets (unaudited)

	September 30, 2016	December 31, 2015
	(in thousands, except share and per share data)
Assets
Fixed maturity securities available-for-sale, at fair value (amortized cost: $391,659 in 2016; $326,953 in 2015)	$398,779	$327,602
Equity securities available-for-sale, at fair value (cost: $14,487 in 2016; $12,184 in 2015)	17,788	14,240
Short-term investments	254	2,299
Total investments	416,821	344,141
Cash and cash equivalents	103,757	24,544
Investment income due and accrued	1,833	1,844
Premiums receivable, net	15,483	15,550
Receivable from reinsurers	7,306	11,928
Reinsurance recoverables	77,610	95,670
Ceded unearned premiums	24,143	39,329
Deferred policy acquisition costs, net of ceding commissions	5,558	—
Intangible assets	3,538	3,538
Deferred income tax asset, net	4,940	6,822
Other assets	2,282	1,912
Total assets	$663,271	$545,278
Liabilities and Stockholders’ Equity
Reserves for unpaid losses and loss adjustment expenses	$253,458	$219,629
Unearned premiums	88,276	81,713
Funds held for reinsurers	52,545	87,206
Payable to reinsurers	3,914	3,833
Accounts payable and accrued expenses	6,239	7,410
Deferred policy acquisition costs, net of ceding commissions	—	1,696
Note payable	27,223	29,603
Other liabilities	21,732	737
Total liabilities	453,387	431,827
Stockholders’ equity:
Class A common stock, $0.0001 par value, none authorized, issued or outstanding as of September 30, 2016; 15,000,000 shares authorized; 13,803,183 shares issued and outstanding as of December 31, 2015	—	1
Class B common stock, $0.0001 par value, none authorized, issued or outstanding as of September 30, 2016; 3,333,333 shares authorized; 1,513,592 shares issued and outstanding as of December 31, 2015	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 20,968,707 shares issued and outstanding as of September 30, 2016; none authorized, issued or outstanding as of December 31, 2015	210	—
Preferred stock, $0.01 par value, 100,000,000 shares authorized, none issued or outstanding as of September 30, 2016; none authorized, issued or outstanding as of December 31, 2015	—	—
Additional paid-in capital	153,189	80,229
Retained earnings	47,818	29,570
Accumulated other comprehensive income	8,667	3,651
Stockholders’ equity	209,884	113,451
Total liabilities and stockholders’ equity	$663,271	$545,278

See accompanying notes to condensed consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands, except share and per share data)
Revenues:
Gross written premiums	$47,823	$45,798	$141,012	$131,840
Ceded written premiums	(14,177)	(26,919)	(23,910)	(77,137)
Net written premiums	33,646	18,879	117,102	54,703
Change in unearned premiums	(672)	(600)	(21,748)	(2,967)
Net earned premiums	32,974	18,279	95,354	51,736
Net investment income	1,894	1,436	5,389	4,027
Net realized investment (losses) gains	—	(8)	383	8
Other income	—	128	136	443
Total revenues	34,868	19,835	101,262	56,214
Expenses:
Losses and loss adjustment expenses	15,949	10,369	51,526	27,648
Underwriting, acquisition and insurance expenses	6,302	46	19,031	408
Other expenses	523	468	1,469	1,481
Total expenses	22,774	10,883	72,026	29,537
Income before income taxes	12,094	8,952	29,236	26,677
Total income tax expense	4,112	3,008	9,940	9,008
Net income	$7,982	$5,944	$19,296	$17,669
Other comprehensive income:
Unrealized gains (losses), net of taxes of $(1) and $2,700 in 2016 and $63 and $(590) in 2015	(1)	118	5,016	(1,095)
Total comprehensive income	$7,981	$6,062	$24,312	$16,574

Earnings per share:
Basic:
Common Stock	$0.24	$—	$0.24	$—
Class A common stock	$0.19	$0.40	$0.98	$1.20
Class B common stock	$0.21	$0.27	$0.48	$0.83
Diluted:
Common Stock	$0.24	$—	$0.24	$—
Class A common stock	$0.19	$0.40	$0.98	$1.20
Class B common stock	$0.20	$0.27	$0.46	$0.81
Weighted average common shares outstanding:
Basic:
Common Stock	20,656,207	—	20,656,207	—
Class A common stock	14,110,967	13,795,530	13,844,221	13,795,530
Class B common stock	1,681,685	1,477,800	1,573,702	1,381,055
Diluted:
Common Stock	20,741,400	—	20,741,400	—
Class A common stock	14,110,967	13,795,530	13,844,221	13,795,530
Class B common stock	1,817,679	1,477,800	1,643,618	1,408,661

Cash dividends paid per common share	$0.05	$—	$0.05	$—

See accompanying notes to condensed consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

	Class A Common Stock	Class B Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	(in thousands)
Balance at December 31, 2014	$1	$—	$—	$80,074	$7,297	$5,214	$92,586
Stock-based compensation	—	—	—	60	—	—	60
Other comprehensive loss, net of tax	—	—	—	—	—	(1,095)	(1,095)
Net income	—	—	—	—	17,669	—	17,669
Balance at September 30, 2015	$1	$—	$—	$80,134	$24,966	$4,119	$109,220

Balance at December 31, 2015	$1	$—	$—	$80,229	$29,570	$3,651	$113,451
Reclassification of capital structure	(1)	—	160	(159)	—	—	—
Common stock issuance, net of transaction costs	—	—	50	72,791	—	—	72,841
Stock-based compensation	—	—	—	328	—	—	328
Dividends	—	—	—	—	(1,048)	—	(1,048)
Other comprehensive income, net of tax	—	—	—	—	—	5,016	5,016
Net income	—	—	—	—	19,296	—	19,296
Balance at September 30, 2016	$—	$—	$210	$153,189	$47,818	$8,667	$209,884

See accompanying notes to condensed consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Operating activities:
Net cash provided by operating activities	$56,603	$58,408

Investing activities:
Purchase of property and equipment	(376)	(176)
Change in short-term investments, net	2,045	1,959
Securities available-for-sale:
Purchases – fixed maturity securities	(89,921)	(88,053)
Purchases – equity securities	(2,303)	(223)
Sales – fixed maturity securities	13,541	7,767
Maturities and calls – fixed maturity securities	30,441	24,641
Net cash used in investing activities	(46,573)	(54,085)

Financing activities:
Common stock issued, net of transaction costs	72,841	—
Repayment of note payable	(2,500)	—
Dividends paid	(1,048)	—
Payments on capital lease	(110)	(99)
Net cash provided by (used in) financing activities	69,183	(99)
Net change in cash and cash equivalents	79,213	4,224
Cash and cash equivalents at beginning of year	24,544	23,958
Cash and cash equivalents at end of period	$103,757	$28,182

See accompanying notes to condensed consolidated financial statements.

Kinsale Capital Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

1.	Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements and notes have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial information and do not contain all of the information and footnotes required by U.S. GAAP for complete financial statements. For a more complete description of the Company’s business and accounting policies, these condensed consolidated interim financial statements should be read in conjunction with the 2015 audited consolidated financial statements of Kinsale Capital Group, Inc. and its wholly owned subsidiaries (the “Company”) included in the final prospectus filed with the SEC on July 29, 2016. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. Such adjustments consist only of normal recurring items. All significant intercompany balances and transactions have been eliminated in consolidation. Interim results are not necessarily indicative of results of operations for the full year.

On August 2, 2016, the Company completed its IPO of 7,590,000 shares of common stock at a price to the public of $16.00 per share. The Company issued 5,000,000 shares of common stock and the selling stockholders sold 2,590,000 shares of common stock, which included 990,000 shares sold to the underwriters pursuant to their option to purchase additional shares. See Note 6, “Stockholders’ Equity,” for further discussion.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management periodically reviews its estimates and assumptions.

Adopted accounting pronouncements

ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” This ASU was issued to simplify the accounting for share-based payment awards, including income tax consequences, statutory tax withholding requirements, forfeitures and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2016. Early adoption is permitted in any interim or annual reporting period. The standard requires the guidance related to forfeitures and the timing of when excess tax benefits are recognized to be applied using a modified retrospective transition method, the guidance related to the accounting for income taxes to be applied prospectively, and the guidance related to the presentation of excess tax benefits on the statement of cash flows to be applied either prospectively or retrospectively. The Company early adopted ASU 2016-09 in the third quarter of 2016 and elected to account for forfeitures as they occur. The adoption of this standard did not have a significant impact on the consolidated financial statements and related disclosures.

Prospective accounting pronouncements

ASU 2015-09, Financial Services-Insurance (Topic 944): Disclosures about Short-Duration Contracts

In May 2015, the FASB issued ASU 2015-09, “Insurance (Topic 944), Disclosures about Short-Duration Contracts.” This ASU was issued to enhance disclosures about an entity’s insurance liabilities, including the nature, amount, timing and uncertainty of cash flows related to those liabilities. The new guidance requires the disclosure of the following information related to unpaid claims and claim adjustment expenses:

•	net incurred and paid claims development information by accident year for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years;
•	a reconciliation of incurred and paid claims development information to the aggregate carrying amount of the liability for unpaid claims and claim adjustment expenses, with separate disclosure of reinsurance recoverable on unpaid claims for each period presented in the statement of financial position;
•	for each accident year presented, the total of incurred-but-not-reported liabilities plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses;
•	for each accident year presented, quantitative information about claim frequency accompanied by a qualitative description of methodologies used for determining claim frequency information; and
•	for all claims, the average annual percentage payout of incurred claims by age.

This ASU is effective for annual reporting periods beginning after December 15, 2015 and for interim periods beginning after December 15, 2016. Early adoption is permitted. The Company has not early-adopted this ASU and while disclosures will be increased, the Company does not believe adoption will have a material effect on its consolidated financial statements.

ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires equity investments to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

ASU 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to improve the financial reporting of leasing transactions. Under this ASU, lessees will recognize a right-of-use asset and corresponding liability on the balance sheet for all leases, except for leases covering a period of fewer than 12 months. The liability is to be measured as the present value of the future minimum lease payments taking into account renewal options (if probable of exercise) plus initial incremental direct costs such as commissions. The minimum payments are discounted using the rate implicit in the lease or, if not known, the lessee’s incremental borrowing rate. The lessee’s income statement treatment for leases will vary depending on the nature of what is being leased. A financing type lease is present when, among other matters, the asset is being leased for a substantial portion of its economic life or has an end-of-term title transfer or a bargain purchase option. The payment of the liability set up for such leases will be apportioned between interest and principal; the right-of use asset will be generally amortized on a straight-line basis. If the lease does not qualify as a financing type lease, it will be accounted for on the income statement as rent on a straight-line basis. This ASU is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” to provide more useful information about the expected credit losses on financial instruments. Current GAAP delays the recognition of credit losses until it is probable a loss has been incurred. The update will require a financial asset measured at amortized cost to be presented at the net amount expected to be collected by means of an allowance for credit losses that runs through net income. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses. However, the amendments would limit the amount of the allowance to the amount by which fair value is below amortized cost. The measurement of credit losses on available-for-sale securities is similar under current GAAP, but the update requires the use of the allowance account through which amounts can be reversed, rather than through an irreversible write-down.

This ASU is effective for annual and interim reporting periods beginning after December 15, 2019. Early adoption is permitted beginning after December 15, 2018. Upon adoption, the update will be applied using the modified-retrospective approach, by which a cumulative-effect adjustment will be made to retained earnings as of the beginning of the first reporting period presented. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

There are no other prospective accounting standards which, upon their effective date, would have a material impact on the Company’s consolidated financial statements.

2.	Investments

Available-for-sale investments

The following tables summarize the Company’s available-for-sale investments:

	September 30, 2016
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$12,407	$32	$—	$12,439
Obligations of states, municipalities and political subdivisions	87,059	4,011	(126)	90,944
Corporate and other securities	128,387	1,165	(193)	129,359
Asset-backed securities	74,906	829	(78)	75,657
Residential mortgage-backed securities	88,900	1,519	(39)	90,380
Total fixed maturities	391,659	7,556	(436)	398,779

Equity securities:
Exchange traded funds	14,487	3,501	(200)	17,788
Total available-for-sale investments	$406,146	$11,057	$(636)	$416,567

	December 31, 2015
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$3,422	$13	$(2)	$3,433
Obligations of states, municipalities and political subdivisions	69,997	2,562	(46)	72,513
Corporate and other securities	130,758	306	(1,543)	129,521
Asset-backed securities	58,680	58	(431)	58,307
Residential mortgage-backed securities	64,096	760	(1,028)	63,828
Total fixed maturities	326,953	3,699	(3,050)	327,602

Equity securities:
Exchange traded funds	12,184	2,392	(336)	14,240
Total available-for-sale investments	$339,137	$6,091	$(3,386)	$341,842

Available-for-sale securities in a loss position

The Company regularly reviews all securities with unrealized losses to assess whether the decline in the securities’ fair value is deemed to be an other-than-temporary impairment (“OTTI”). The Company considers a number of factors in completing its OTTI review, including the length of time and the extent to which fair value has been below cost and the financial condition of an issuer. In addition to specific issuer information, the Company also evaluates the current market and interest rate environment. Generally, a change in a security’s value caused by a change in the market or interest rate environment does not constitute an OTTI, but rather a temporary decline in fair value.

For fixed maturities, the Company considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due. When assessing whether it intends to sell a fixed maturity or if it is likely to be required to sell a fixed maturity before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing. For equity securities, the Company considers the near-term prospects of an issuer and its ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery.

For fixed maturities where a decline in fair value is considered to be other-than-temporary and the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, an impairment is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity security below its amortized cost is considered to be other-than-temporary based upon other considerations, the Company compares the estimated present value at the security’s effective yield of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the OTTI, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the noncredit portion of the OTTI, which is recognized in other comprehensive income (loss). For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.

The following tables summarize gross unrealized losses and fair value for available-for-sale securities by length of time that the securities have continuously been in an unrealized loss position:

	September 30, 2016
	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$—	$—	$—	$—	$—	$—
Obligations of states, municipalities and political subdivisions	17,331	(126)	—	—	17,331	(126)
Corporate and other securities	13,543	(12)	15,340	(181)	28,883	(193)
Asset-backed securities	3,749	(7)	11,423	(71)	15,172	(78)
Residential mortgage-backed securities	7,721	(20)	6,811	(19)	14,532	(39)
Total fixed maturities	42,344	(165)	33,574	(271)	75,918	(436)

Equity securities:
Exchange traded funds	—	—	2,759	(200)	2,759	(200)
Total	$42,344	$(165)	$36,333	$(471)	$78,677	$(636)

As discussed above, the Company regularly reviews all securities within its investment portfolio to determine whether any impairment has occurred. At September 30, 2016, the Company held 84 fixed maturity securities with a total estimated fair value of $75.9 million and gross unrealized losses of $0.4 million. Of these securities, 28 were in a continuous unrealized loss position for greater than one year. Unrealized losses on these fixed maturity securities were caused by interest rate changes or other market factors and were not credit specific issues. At September 30, 2016, 90.5% of the Company’s fixed maturity securities were rated “A-” or better and continue to pay the expected coupon payments under the contractual terms of the securities. At September 30, 2016, the Company held one exchange traded fund (“ETFs”) with a total estimated fair value of $2.8 million and gross unrealized losses of $0.2 million, which was in a continuous unrealized loss position for greater than one year. Based on its review, the Company concluded that there were no OTTIs from fixed maturity or equity securities with unrealized losses for the nine months ended September 30, 2016.

	December 31, 2015
	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$2,999	$(2)	$—	$—	$2,999	$(2)
Obligations of states, municipalities and political subdivisions	844	(2)	2,550	(44)	3,394	(46)
Corporate and other securities	89,334	(1,515)	6,978	(28)	96,312	(1,543)
Asset-backed securities	30,002	(209)	13,070	(222)	43,072	(431)
Residential mortgage-backed securities	30,243	(434)	16,072	(594)	46,315	(1,028)
Total fixed maturities	153,422	(2,162)	38,670	(888)	192,092	(3,050)

Equity securities:
Exchange traded funds	3,256	(331)	26	(5)	3,282	(336)
Total	$156,678	$(2,493)	$38,696	$(893)	$195,374	$(3,386)

At December 31, 2015, the Company held 156 fixed maturity securities with a total estimated fair value of $192.1 million and gross unrealized losses of $3.1 million. Of those securities, 36 were in a continuous unrealized loss position for greater than one year. Unrealized losses were caused by interest rate changes or other market factors and were not credit specific issues. Unrealized losses of $1.1 million at December 31, 2015 were related to corporate bonds in the energy sector. At December 31, 2015, 88.1% of the Company’s fixed maturity securities were rated “A-” or better and made expected coupon payments under the contractual terms of the securities. At December 31, 2015, the Company held 5 ETFs in its equity portfolio with a total estimated fair value of $3.3 million and gross unrealized losses of $0.3 million. One of these securities was in a continuous unrealized loss position for greater than one year. Based on its review, the Company concluded that there were no OTTIs from fixed maturity or equity securities with unrealized losses at December 31, 2015.

Contractual maturities of available-for-sale fixed maturity securities

The amortized cost and estimated fair value of available-for-sale fixed maturity securities at September 30, 2016 are summarized, by contractual maturity, as follows:

	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less	$48,080	$48,139
Due after one year through five years	92,148	92,970
Due after five years through ten years	25,375	26,793
Due after ten years	62,250	64,840
Asset-backed securities	74,906	75,657
Residential mortgage-backed securities	88,900	90,380
Total fixed maturities	$391,659	$398,779

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.

Net investment income

The following table presents the components of net investment income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Interest:
Municipal bonds (tax exempt)	$1,606	$1,091	$4,519	$3,175
Taxable bonds	384	454	1,165	1,148
Dividends on equity securities	101	86	303	266
Cash, cash equivalents, and short-term investments	32	1	52	5
Gross investment income	2,123	1,632	6,039	4,594
Investment expenses	(229)	(196)	(650)	(567)
Net investment income	$1,894	$1,436	$5,389	$4,027

Realized investment gains and losses

There were no significant gross realized investment gains or losses for the three months ended September 30, 2016. Gross realized investment gains for the nine months ended September 30, 2016 of $0.4 million resulted from the sales of fixed maturity securities. There were no significant gross realized investment gains or losses for the three months or nine months ended September 30, 2015.

Change in net unrealized gains (losses) on investments

The following table presents the change in available-for-sale net unrealized gains (losses) by investment type:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Change in net unrealized gains (losses):
Fixed maturities	$(545)	$1,339	$6,471	$(584)
Equity securities	544	(1,158)	1,245	(1,101)
Net increase (decrease)	$(1)	$181	$7,716	$(1,685)

Insurance – statutory deposits

The Company had invested assets with a carrying value of $7.4 million and $7.2 million on deposit with state regulatory authorities at September 30, 2016 and December 31, 2015, respectively.

Payable for investments purchased

The Company recorded a payable for investments purchased, not yet settled, of $19.6 million at September 30, 2016. The payable was included in the “other liabilities” line item of the balance sheet and was treated as a non-cash transaction for purposes of cash flow presentation. There were no payables for investments purchased at December 31, 2015.

3.	Fair value measurements

Fair value was estimated for each class of financial instrument for which it was practical to estimate fair value. Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

The three levels of the fair value hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

Fair values of the Company’s investment portfolio are estimated using unadjusted prices obtained by its investment manager from third party pricing services, where available. For securities where the Company is unable to obtain fair values from a pricing service or broker, fair values are estimated using information obtained from the Company’s investment manager. Management performs several procedures to ascertain the reasonableness of investment values included in the condensed consolidated financial statements including 1) obtaining and reviewing internal control reports from the Company’s investment manager that obtain fair values from third party pricing services, 2) discussing with the Company’s investment manager its process for reviewing and validating pricing obtained from outside pricing services and 3) reviewing the security pricing received from the Company’s investment manager and monitoring changes in unrealized gains and losses. The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs.

The following tables present the balances of assets measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015, by level within the fair value hierarchy.

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$12,439	$—	$—	$12,439
Obligations of states, municipalities and political subdivisions	—	90,944	—	90,944
Corporate and other securities	—	129,359	—	129,359
Asset-backed securities	—	75,657	—	75,657
Residential mortgage-backed securities	—	90,380	—	90,380
Total fixed maturities	12,439	386,340	—	398,779

Equity securities:
Exchange traded funds	17,788	—	—	17,788
Short-term investments	—	254	—	254
Total	$30,227	$386,594	$—	$416,821
	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$3,433	$—	$—	$3,433
Obligations of states, municipalities and political subdivisions	—	72,513	—	72,513
Corporate and other securities	—	129,521	—	129,521
Asset-backed securities	—	58,307	—	58,307
Residential mortgage-backed securities	—	63,828	—	63,828
Total fixed maturities	3,433	324,169	—	327,602

Equity securities:
Exchange traded funds	14,240	—	—	14,240
Short-term investments	—	2,299	—	2,299
Total	$17,673	$326,468	$—	$344,141

There were no transfers into or out of Level 1 and Level 2 during the three and nine months ended September 30, 2016. There were no assets or liabilities measured at fair value on a nonrecurring basis as of September 30, 2016 and December 31, 2015.

Due to the relatively short-term nature of cash, cash equivalents, receivables and payables, their carrying amounts are reasonable estimates of fair value. Additionally, due to variable interest rates and no change in the Company’s credit standing, the carrying value of the note payable approximates fair value as of September 30, 2016 and December 31, 2015.

4.	Deferred policy acquisition costs

The following table presents the amounts of policy acquisition costs deferred and amortized for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Balance, beginning of period	$5,515	$(4,050)	$(1,696)	$(3,763)
Policy acquisition costs deferred:
Direct commissions	7,119	6,765	20,967	19,534
Ceding commissions	(4,918)	(10,138)	(7,122)	(28,876)
Other underwriting and policy acquisition costs	830	833	2,256	2,435
Policy acquisition costs deferred	3,031	(2,540)	16,101	(6,907)
Amortization of net policy acquisition costs	(2,988)	2,309	(8,847)	6,389
Balance, end of period	$5,558	$(4,281)	$5,558	$(4,281)

For the three and nine months ended September 30, 2016, the deferred ceding commissions decreased as a result of the change in the ceding percentage under the Company’s multi-line quota share reinsurance treaty (“MLQS”). The negative, or liability, balance at September 30, 2015 was also due to the effect of the deferred ceding commissions related to the MLQS. See Note 9 for further details regarding the MLQS.

5.	Underwriting, acquisition and insurance expenses

Underwriting, acquisition and insurance expenses consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Underwriting, acquisition and insurance expenses incurred:
Gross commissions	$6,839	$6,558	$19,913	$18,606
Ceding commissions	(6,473)	(11,616)	(17,099)	(32,513)
Other operating expenses	5,936	5,104	16,217	14,315
Total	$6,302	$46	$19,031	$408

Other operating expenses within underwriting, acquisition and insurance expenses include salaries, bonus and employee benefits expenses of $5.1 million and $4.2 million for the three months ended September 30, 2016 and 2015. Salaries, bonus and employee benefits expenses were $13.9 million and $11.8 million for the nine months ended September 30, 2016 and 2015.

6.	Stockholders’ Equity

Amendment of Certificate of Incorporation and Reclassification of Common Stock

At December 31, 2015, the Company was authorized to issue 18,333,333 shares of Common Stock, $0.0001 par value per share (“Common Stock”), of which 15,000,000 shares were designated as Class A Common Voting Shares (“Class A Common Stock”) and 3,333,333 were designated as Class B Common Non-Voting Shares (“Class B Common Stock”). On July 28, 2016, in connection with the initial public offering (the “IPO”), the Company amended and restated its certificate of incorporation to recapitalize the Company’s authorized capital stock to consist of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

In addition, the amended and restated certificate of incorporation provided for automatic reclassification of the Company’s Class A Common Stock and Class B Common Stock into a single class of common stock, equal to the sum of:

•	the number of shares of common stock equal to the amount of accrued and unpaid dividends based on a reclassification date of July 28, 2016, or $90.3 million, divided by the IPO price of $16.00 per share, plus
•	the number of shares of common stock equal to a conversion ratio of 0.65485975, calculated based on the IPO price of $16.00 per share.

On July 28, 2016, the Company had outstanding grants of 1,783,858 restricted shares of Class B Common Stock. At that date, all restricted shares of Class B Common Stock were reclassified into 1,286,036 shares of common stock equal to a conversion ratio of 0.72095061. The conversion ratio was calculated based on the IPO price of $16.00 per share.

All fractional shares resulting from the reclassification of Class A Common Stock and Class B Common Stock into a single class of common stock were settled in cash.

Initial Public Offering

On August 2, 2016, the Company completed its IPO of 7,590,000 shares of common stock at a price to the public of $16.00 per share. The Company issued 5,000,000 shares of common stock and the selling stockholders sold 2,590,000 shares of common stock, which included 990,000 shares sold to the underwriters pursuant to the underwriter’s option to purchase additional shares. After underwriter discounts and commissions and offering expenses, the Company received net proceeds from the offering of approximately $72.8 million. The Company did not receive any net proceeds from the sale of shares of common stock by the selling stockholders. The issuance of common stock by the Company and the related net proceeds were recorded in the consolidated financial statements on August 2, 2016, the closing date of the IPO.

Changes in the shares of common stock for the nine months ended September 30, 2016 were as follows:

	Class A Common Stock	Class B Common Stock	Common Stock
Shares outstanding at beginning of year	13,803,183	1,513,592	—
Share dividend	8,617,963	—	—
Reclassification of capital structure	(22,421,146)	(1,783,858)	15,968,707
Common stock issuance, net of transaction costs	—	—	5,000,000
Stock-based compensation	—	270,266	—
Shares outstanding at September 30, 2016	—	—	20,968,707

Equity-based Compensation

On July 27, 2016, the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”), became effective. The 2016 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards to directors, officers and other employees, as well as independent contractors or consultants providing consulting or advisory services to the Company. The number of shares of common stock available for issuance under the 2016 Incentive Plan may not exceed 2,073,832. On July 27, 2016, the Board of Directors approved, and the Company granted, 1,036,916 stock options with an exercise price equal to the IPO price of $16.00 per share. The options have a maximum contractual term of 10 years and will vest in 4 equal annual installments following the date of the grant.

The weighted average fair market value of options granted as of September 30, 2016 was $2.71 per share. The value of the options granted was estimated at the date of grant using the Black-Scholes pricing model using the following assumptions:

Risk-free rate of return	1.26%
Dividend yield	1.25%
Expected share price volatility(1)	18.50%
Expected life(2)	6.3 years

(1) Expected volatility was based on the Company’s competitors within the industry.

(2) Expected life was calculated using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period, as the Company does not have sufficient historical data for determining the expected term of our stock option awards.

As discussed above, prior to the IPO the Company had granted certain employees 1,783,858 shares of restricted Class B Common Stock under the 2010 Incentive Plan. In connection with the reclassification, all unvested shares of Class B Common Stock were immediately vested and reclassified into a single class of common stock. The 2010 Incentive Plan was then terminated upon the completion of the IPO. The Company recognized equity-based compensation of $0.3 million and $0.1 million during the nine months ended September 30, 2016 and 2015, respectively. As of September 30, 2016, total unrecognized compensation expense related to non-vested stock awards was $2.5 million.

Dividend Declaration

On August 30, 2016, the Company’s Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend was payable on September 30, 2016 to all stockholders of record on September 15, 2016.

On November 8, 2016, the Company’s Board of Directors declared a cash dividend of $0.05 per share of common stock. This dividend is payable on December 15, 2016 to all stockholders of record on December 1, 2016.

7.	Earnings per share

The following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands, except share and per share data)
Earnings allocable to Common stockholders	$4,911	$—	$4,911	$—
Earnings allocable to Class A stockholders	$2,716	$5,551	$13,625	$16,522
Earnings allocable to Class B stockholders	$355	$393	$760	$1,147
Basic earnings per share:
Common stock	$0.24	$—	$0.24	$—
Class A common stock	$0.19	$0.40	$0.98	$1.20
Class B common stock	$0.21	$0.27	$0.48	$0.83
Diluted earnings per share:
Common stock	$0.24	$—	$0.24	$—
Class A common stock	$0.19	$0.40	$0.98	$1.20
Class B common stock	$0.20	$0.27	$0.46	$0.81
Basic weighted average shares outstanding:
Common stock	20,656,207	—	20,656,207	—
Class A common stock	14,110,967	13,795,530	13,844,221	13,795,530
Class B common stock	1,681,685	1,477,800	1,573,702	1,381,055
Dilutive effect of shares issued under stock compensation arrangements:
Common stock	85,193	—	85,193	—
Class A common stock	—	—	—	—
Class B common stock	135,994	—	69,916	27,606
Diluted weighted average shares outstanding:
Common stock	20,741,400	—	20,741,400	—
Class A common stock	14,110,967	13,795,530	13,844,221	13,795,530
Class B common stock	1,817,679	1,477,800	1,643,618	1,408,661

Prior to the reclassification of common stock on July 28, 2016, all of the earnings of the Company were allocated to Class A and Class B common stock and earnings per share was calculated using the two-class method. Under the two-class method, earnings attributable to Class A and Class B common stockholders was determined by allocating undistributed earnings to each class of stock. The undistributed earnings attributable to common stockholders was allocated based on the contractual participation rights of the Class A common stock and Class B common stock as if those earnings for the period had been distributed. Earnings attributable to Class A common stockholders equaled the sum of dividends at the rate per annum of 12% compounding annually during the period (“Accruing Dividends”) plus seventy-five percent of any remaining assets of the Company available for distribution to its stockholders in the event of a liquidation, dissolution, winding up or sale of the Company after payment of the Accruing Dividends (“Residual Proceeds”). Earnings attributable to Class B common stockholders equaled twenty-five percent of the Residual Proceeds. After the reclassification of common stock on July 28, 2016, all of the earnings of the Company were attributable to the single class of common stock.

Basic earnings per share for each class of common stock was computed by dividing the earnings attributable to the common stockholders by the weighted average number of shares of each respective class of common stock outstanding during the period. Diluted earnings per share attributable to each class of common stock was computed by dividing earnings attributable to common stockholders by the weighted average shares outstanding for each respective class of common stock outstanding during the period, including potentially dilutive shares of common stock for the period determined using the treasury stock method. There were no potentially dilutive shares attributable to Class A common stockholders. For purposes of the diluted earnings per share attributable to Class B common stockholders calculation, unvested restricted grants of common stock were considered to be potentially dilutive shares of common stock. There were no material anti-dilutive Class B shares for the three months and nine months ended September 30, 2015. See Note 6 for details regarding changes to the Company’s capital structure on July 28, 2016.

There were no anti-dilutive stock options for the three months and nine months ended September 30, 2016.

8.	Reserves for unpaid losses and loss adjustment expenses

The following table presents a reconciliation of consolidated beginning and ending reserves for unpaid losses and loss adjustment expenses:

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Net reserves for unpaid losses and loss adjustment expenses, beginning of year	$124,126	$91,970
Commutation of MLQS	24,296	8,587
Adjusted net reserves for losses and loss adjustment expenses, beginning of year	148,422	100,557
Incurred losses and loss adjustment expenses:
Current year	60,392	36,172
Prior years	(8,866)	(8,524)
Total net losses and loss adjustment expenses incurred	51,526	27,648

Payments:
Current year	2,260	1,275
Prior years	21,693	12,208
Total payments	23,953	13,483
Net reserves for unpaid losses and loss adjustment expenses, end of period	175,995	114,722
Reinsurance recoverable on unpaid losses	77,463	87,369
Gross reserves for unpaid losses and loss adjustment expenses, end of period	$253,458	$202,091

During the nine months ended September 30, 2016, $8.9 million of redundancy developed on the reserves for unpaid losses and loss adjustment expenses held at December 31, 2015. This favorable development was primarily attributable to loss experience in the Company’s casualty lines for accident years 2014 and 2015, which was below the Company’s initial expected loss ratios.

During the nine months ended September 30, 2015, $8.5 million of redundancy developed on the reserves for unpaid losses and loss adjustment expenses held at December 31, 2014. The favorable development was attributable primarily to loss experience in the Company’s casualty lines for accident years 2013 and 2014, which was below the Company’s initial expected loss ratios.

See Note 9 for further details regarding the commutation of the MLQS.

9.	Reinsurance

The following table summarizes the effect of reinsurance on premiums written and earned:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Written:
Direct	$47,823	$45,798	$140,974	$131,696
Assumed	—	—	38	144
Ceded	(14,177)	(26,919)	(23,910)	(77,137)
Net written	$33,646	$18,879	$117,102	$54,703

Earned:
Direct	$46,418	$44,082	$134,405	$125,287
Assumed	10	36	44	111
Ceded	(13,454)	(25,839)	(39,095)	(73,662)
Net earned	$32,974	$18,279	$95,354	$51,736

Incurred losses and loss adjustment expenses were net of reinsurance (ceded incurred losses and loss adjustment expenses) of $3.1 million and $10.2 million for the three months ended September 30, 2016 and 2015, respectively. Ceded incurred losses and loss adjustment expenses were $10.9 million and $31.8 million for the nine months ended September 30, 2016 and 2015 respectively. At September 30, 2016, reinsurance recoverables on paid and unpaid losses were $0.1 million and $77.5 million, respectively. At December 31, 2015, reinsurance recoverables on paid and unpaid losses were and $0.2 million and $95.5 million, respectively.

Multi-line quota share reinsurance

The Company participates in a MLQS treaty that transfers a proportion of the risk related to certain lines of business written by its subsidiary, Kinsale Insurance Company, an Arkansas insurance company (“Kinsale Insurance”), to reinsurers in exchange for a proportion of the direct written premiums on that business. Under the terms of the MLQS covering the period January 1, 2015 to December 31, 2015 (the “2015 MLQS”), Kinsale Insurance received a provisional ceding commission equal to 41% of ceded written premiums and paid a reinsurance margin equal to 4.00% of ceded written premium. The 2015 MLQS contract includes a sliding scale commission provision that can adjust the ceding commissions within a range of 25% to 41% based on the loss experience of the business ceded. The 2015 MLQS ceding percentage during the first nine months of 2015 was 50%. The ceding percentage remained at 50% until October 1, 2015, at which time the Company decreased the percentage to 40%. Effective January 1, 2016, the Company further reduced the ceding percentage from 40% to 15%. The change in the ceding percentage reduced ceded written premiums by $17.0 million at January 1, 2016, with a corresponding reduction to ceded unearned premiums.

Effective January 1, 2016, the Company commuted the MLQS covering the period January 1, 2014 to December 31, 2014 (the “2014 MLQS”). The commutation reduced reinsurance recoverables on unpaid losses and receivable from reinsurers by $34.2 million at January 1, 2016, with a corresponding reduction to funds held for reinsurers. Effective January 1, 2015, the Company commuted 55% of the treaty covering the period July 1, 2012 to December 31, 2013 (the “2013 MLQS”). The commutation reduced reinsurance recoverables on unpaid losses and receivable from reinsurers by $11.9 million at January 1, 2015, with a corresponding reduction to funds held for reinsurers. The commutations did not have any effect on the Company’s results of operations or cash flows for the applicable periods.

Effective October 1, 2016, the Company terminated and commuted the MLQS covering the period January 1, 2016 to September 30, 2016 (the “2016 MLQS”). The commutation will reduce reinsurance recoverables on unpaid losses and receivable from reinsurers by approximately $15.5 million on October 1, 2016, with a corresponding reduction to funds held for reinsurers.

10.	Credit Agreement

The Company has a loan and security agreement (the “Credit Agreement”) with The PrivateBank and Trust Company (“PrivateBank”) with a five-year secured term loan in the amount of $30.0 million. Pursuant to the terms of the Credit Agreement, the applicable interest rate on the term loan accrues daily at a rate equal to the 3 month LIBOR plus a margin, and is payable on the last day of each calendar quarter. The term loan has a maturity of December 4, 2020. The Company’s wholly-owned subsidiaries, Kinsale Management, Inc. (“Kinsale Management”) and Aspera Insurance Services Inc. (“Aspera”), are guarantors of the term loan. The assets of Kinsale Management and the stock of Kinsale Insurance have been pledged as collateral to PrivateBank.

On June 28, 2016, the Company amended and restated its Credit Agreement to, among other things, (1) increase the materiality thresholds and grace periods for events of default thereunder, (2) add additional permitted categories to the debt, lien, restricted payments, mergers, disposals, transactions with affiliates and investment covenants, as well as to increase the general permitted baskets under the debt, lien, restricted payments and investment covenants, (3) remove certain representations and warranties and affirmative covenants, (4) add materiality qualifiers to certain representations and warranties, (5) add reinvestment rights and a minimum threshold with respect to net cash proceeds of certain asset disposals (other than disposals of the stock of Kinsale Insurance, which has been pledged as collateral to PrivateBank) which must be used to prepay the outstanding term loans and (6) make the creation and perfection requirements with respect to collateral less onerous.

On September 30, 2016, the Company repaid $2.5 million of the term loan.

11.	Other comprehensive income (loss)

The following table summarizes the components of other comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(in thousands)
Unrealized gains (losses) arising during the period, before income taxes	$(2)	$177	$8,077	$(1,673)
Income taxes	1	(61)	(2,826)	586
Unrealized gains (losses) arising during the period, net of income taxes	(1)	116	5,251	(1,087)
Less reclassification adjustment:
Net realized investment gains (losses)	—	(4)	361	12
Income taxes	—	2	(126)	(4)
Reclassification adjustment included in net income	—	(2)	235	8
Other comprehensive income (loss)	$(1)	$118	$5,016	$(1,095)

The sale of an available-for-sale security results in amounts being reclassified from accumulated other comprehensive income to realized gains or losses in current period earnings. The related tax effect of the reclassification adjustment is recorded in income tax expense in current period earnings. See Note 2 for additional information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kinsale Capital Group, Inc.:

We have audited the accompanying consolidated balance sheets of Kinsale Capital Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinsale Capital Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Richmond, Virginia
April 22, 2016

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
	2015	2014
	(in thousands, except share amounts)
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost: $326,953 in 2015; $247,148 in 2014)	$327,602	$249,734
Equity securities available-for-sale, at fair value (cost: $12,184 in 2015; $11,812 in 2014)	14,240	14,336
Short-term investments	2,299	4,257
Total investments	344,141	268,327
Cash and cash equivalents	24,544	23,958
Investment income due and accrued	1,844	1,397
Premiums receivable, net	15,550	14,226
Receivable from reinsurers	11,928	5,909
Reinsurance recoverables	95,670	70,348
Ceded unearned premiums	39,329	42,565
Intangible assets	3,538	3,538
Deferred income tax asset, net	6,822	5,101
Other assets	1,912	2,235
Total assets	$545,278	$437,604

Liabilities and Stockholders’ Equity
Liabilities:
Reserves for unpaid losses and loss adjustment expenses	$219,629	$162,210
Unearned premiums	81,713	75,253
Payable to reinsurers	3,833	5,229
Funds held for reinsurers	87,206	63,932
Accounts payable and accrued expenses	7,410	4,903
Deferred policy acquisition costs, net of ceding commissions	1,696	3,763
Note payable	29,603	27,484
Other liabilities	737	2,244
Total liabilities	431,827	345,018

Commitments and contingencies

Stockholders’ equity:
Class A common stock, $0.0001 par value. Authorized 15,000,000 shares; issued and outstanding 13,803,183 shares in 2015 and 13,795,530 shares in 2014; liquidation preference $162,002 in 2015; $144,454 in 2014	1	1
Class B common stock, $0.0001 par value. Authorized 3,333,333 shares; issued and outstanding 1,513,592 shares in 2015 and 1,287,696 shares in 2014	—	—
Additional paid-in capital	80,229	80,074
Accumulated other comprehensive income	3,651	5,214
Retained earnings	29,570	7,297
Stockholders’ equity	113,451	92,586
Total liabilities and stockholders’ equity	$545,278	$437,604

See accompanying notes to consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income and
Comprehensive Income

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per share data)
Revenues:
Gross written premiums	$177,009	$158,523	$125,267
Ceded written premiums	(92,991)	(97,012)	(80,870)
Net written premiums	84,018	61,511	44,397
Change in unearned premiums	(9,696)	(2,515)	725
Net earned premiums	74,322	58,996	45,122
Net investment income	5,643	4,070	3,344
Net investment gains (losses):
Net realized investment gains, excluding other-than-temporary impairment losses	59	323	8
Other-than-temporary impairment losses	—	(122)	—
Net investment gains	59	201	8
Other income	572	409	10
Total revenues	80,596	63,676	48,484

Expenses:
Losses and loss adjustment expenses	42,238	41,108	28,890
Underwriting, acquisition and insurance expenses	2,809	1,451	6,894
Other expenses	1,992	1,644	597
Total expenses	47,039	44,203	36,381
Income before income taxes	33,557	19,473	12,103
Income tax expense (benefit)	11,284	6,500	(164)
Net income	$22,273	$12,973	$12,267

Other comprehensive income (loss):
Unrealized gains (losses), net of taxes of $(841) in 2015, $1,572 in 2014 and $1,677 in 2013	(1,563)	2,921	(3,115)
Total comprehensive income	$20,710	$15,894	$9,152

Earnings per share:
Basic - Class A	$1.53	$0.94	$0.89
Diluted - Class A	$1.53	$0.94	$0.89

Weighted-average common shares outstanding:
Basic - Class A	13,796,327	13,787,365	13,788,536
Diluted - Class A	13,796,327	13,787,365	13,788,536

Earnings per share:
Basic - Class B	$0.84	$—	$—
Diluted - Class B	$0.81	$—	$—

Weighted-average common shares outstanding:
Basic - Class B	1,413,142	1,188,370	962,739
Diluted - Class B	1,451,691	1,300,244	1,069,167

See accompanying notes to consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Other Compre- hensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders’ Equity
	(in thousands)
Balance at December 31, 2012	$1	$—	$79,968	$5,408	$(17,943)	$67,434
Class A shares repurchased	—	—	(107)	—	—	(107)
Restricted stock grants	—	—	55	—	—	55
Other comprehensive loss	—	—	—	(3,115)	—	(3,115)
Net income	—	—	—	—	12,267	12,267
Balance at December 31, 2013	1	—	79,916	2,293	(5,676)	76,534
Class A shares issued	—	—	100	—	—	100
Restricted stock grants	—	—	58	—	—	58
Other comprehensive income	—	—	—	2,921	—	2,921
Net income	—	—	—	—	12,973	12,973
Balance at December 31, 2014	1	—	80,074	5,214	7,297	92,586
Class A shares issued	—	—	90	—	—	90
Restricted stock grants	—	—	65	—	—	65
Other comprehensive loss	—	—	—	(1,563)	—	(1,563)
Net income	—	—	—	—	22,273	22,273
Balance at December 31, 2015	$1	$—	$80,229	$3,651	$29,570	$113,451

See accompanying notes to consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Operating activities:
Net income	$22,273	$12,973	$12,267
Adjustments to reconcile net income to net cash provided by operating activities:
Net investment gains	(59)	(201)	(8)
Deferred tax benefit	(879)	(2,231)	(4,004)
Depreciation and amortization	642	570	448
Stock compensation expense	65	58	55
Change in operating assets and liabilities:
Investment income due and accrued	(447)	(331)	(289)
Premiums receivable, net	(1,324)	(957)	(5,821)
Reserves for unpaid loss and loss adjustment expenses	57,418	65,846	45,862
Unearned premiums	6,460	12,235	23,155
Reinsurance balances, net	(29,501)	(42,379)	(51,352)
Funds held for reinsurers	23,274	28,156	32,611
Deferred policy acquisition costs	(2,067)	2,974	4,531
Income taxes payable	(1,393)	259	1,732
Accounts payable and accrued expenses	2,506	1,637	1,605
Other	1,734	1,459	1,005
Net cash provided by operating activities	78,702	80,068	61,797

Investing activities:
Purchase of property and equipment	(231)	(1,059)	(215)
Payable for investments purchased	—	(263)	(4,661)
Change in short-term investments, net	1,957	(258)	(3,999)
Securities available-for-sale:
Purchases – fixed maturity securities	(128,204)	(93,667)	(78,938)
Purchases – equity securities	(372)	(5,298)	(1,210)
Sales – fixed maturity securities	14,328	4,796	3,252
Maturities and calls – fixed maturity securities	32,475	13,179	11,827
Net cash used in investing activities	(80,047)	(82,570)	(73,944)

Financing activities:
Proceeds from note payable	2,000	10,500	17,500
Repayment of note payable	—	—	(4,000)
Debt issuance costs	(30)	(233)	(459)
Class A common stock repurchased	—	—	(107)
Class A common stock issued	90	100	—
Payments on capital lease	(129)	(125)	(290)
Net cash provided by financing activities	1,931	10,242	12,644
Net change in cash and cash equivalents	586	7,740	497
Cash and cash equivalents at beginning of year	23,958	16,218	15,721
Cash and cash equivalents at end of year	$24,544	$23,958	$16,218

See accompanying notes to consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Description of business

Kinsale Capital Group, Inc., a Delaware domiciled insurance holding company, was formed on June 3, 2009 for the purpose of acquiring and managing insurance entities (referred to as “KCGI” or, with its subsidiaries, the “Company”). Prior to September 5, 2014, KCGI was a Bermuda registered holding company, formerly known as Kinsale Capital Group, Ltd. (“KCGL”). Effective September 5, 2014, KCGL was re-domesticated from Bermuda to Delaware. A wholly owned subsidiary of KCGL, Kinsale Capital Group, Inc., which was formed on June 4, 2009 as a U.S. holding company, was immediately merged into the re-domesticated entity and Kinsale Capital Group, Ltd. changed its name to Kinsale Capital Group, Inc. The Company’s wholly-owned subsidiaries are:

•	Kinsale Management, Inc., which is domiciled in Delaware and which provides management services to all of the Company’s subsidiaries; and
•	Kinsale Insurance Company, which is an Arkansas-domiciled excess and surplus lines insurance company authorized to write business in 50 states and the District of Columbia.

On August 21, 2013, KCGI established Aspera Insurance Services, Inc. (“AISI”), an excess and surplus lines insurance broker. AISI is domiciled in Virginia and is licensed in Virginia, Alabama, Connecticut, Delaware, Florida, Georgia, Louisiana, Maine, Maryland, Massachusetts, Mississippi, New Hampshire, New Jersey, North Carolina, Pennsylvania, South Carolina and Texas.

1.	Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of KCGI and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management periodically reviews its estimates and assumptions. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, reinsurance allowance for doubtful accounts, income tax uncertainties and other contingencies, fair value of certain investments, as well as evaluating the investment portfolio for other-than-temporary declines in fair value.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term investments

Short-term investments are carried at cost, which approximates fair value. Short-term investments have maturities greater than three months but less than one year at the date of purchase.

Fixed maturity and equity securities

Fixed maturity and equity securities are classified as available-for-sale and reported at fair value. The Company’s equity securities consist of selected exchange traded funds. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income (loss) and stockholders’ equity, net of deferred income taxes.

The Company regularly evaluates its fixed maturity and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. See note 2 for further discussion of other-than-temporary impairment (“OTTI”).

Interest on fixed maturities is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are included in earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

Reinsurance

Reinsurance premiums, commissions, and ceded unearned premiums on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are capitalized and amortized as a reduction of underwriting, acquisition and insurance expenses.

Reinsurance recoverables represent paid losses and loss adjustment expenses and reserves for unpaid losses and loss adjustment expenses ceded to reinsurers that are subject to reimbursement under reinsurance treaties. The method for determining reinsurance recoverables for unpaid losses and loss adjustment expenses involves reviewing actuarial estimates of gross unpaid losses and loss adjustment expenses to determine the Company’s ability to cede unpaid losses and loss adjustment expenses under the Company’s existing reinsurance contracts. This method is continually reviewed and updated and any resulting adjustments are reflected in earnings in the period identified. See note 8 for a further discussion of the Company’s reinsurance program.

Premiums receivable, net

Premiums receivable balances are carried at face value, net of any allowance for doubtful accounts. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible based on the Company’s assessment of the collectability of receivables that are past due. The Company recorded an allowance for doubtful accounts of $2.1 million and $0.6 million at December 31, 2015 and 2014, respectively, and believes that all other amounts due are collectible.

Deferred policy acquisition costs, net of ceding commissions

The Company defers commissions, net of ceding commissions, and certain other costs that are directly related to the successful acquisition of insurance contracts. All eligible costs are capitalized and charged to expense in proportion to premium earned over the estimated policy life. To the extent that unearned premiums on existing policies are not adequate to cover the related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers anticipated investment income in determining whether a premium deficiency exists.

The negative (liability) balances at December 31, 2015 and 2014 are due to the effect of the deferred ceding commissions associated with the Company’s multi-line quota share reinsurance agreement (“MLQS”). See note 8 for details regarding the MLQS.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from seven to ten years for furniture and equipment, three to seven years for electronic data processing hardware and software, and from two to six years for leasehold improvements, which is the shorter of the estimated useful life or the lease term. Property and equipment is included in “other assets” in the accompanying consolidated balance sheets.

Intangible assets

Intangible assets are recorded at fair value at the date of acquisition. The Company’s intangible assets are comprised solely of indefinite-lived intangible assets acquired with American Healthcare Specialty Insurance Company, which arise from regulatory approvals granted by the various state insurance departments to write insurance business in the respective states on a non-admitted basis. In accordance with U.S. GAAP, the amortization of indefinite-lived intangible assets is not permitted. Indefinite-lived intangible assets are tested for impairment during the fourth quarter on an annual basis , or earlier if there is reason to suspect that their values may have been diminished or impaired. There were no impairments recognized in 2015, 2014, or 2013. In addition, as of December 31, 2015, no triggering events occurred that suggested an updated review was necessary.

Reserves for unpaid losses and loss adjustment expenses

Reserves for unpaid losses and loss adjustment expenses represent management’s best estimate of ultimate unpaid cost of all reported and unreported losses and loss adjustment expenses incurred prior to the financial statement date. The estimates are based on an actuarial method that uses management’s initial expected loss ratio, expected reporting patterns for losses based on industry data and the Company’s actual reported losses and loss adjustment expenses. All estimates are regularly reviewed and, as experience develops and new information becomes known, the reserves for unpaid losses and loss adjustment expenses are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Although management believes that the reserve for losses and loss adjustment expenses is reasonable, due to the inherent uncertainty in estimating reserves for unpaid losses and loss adjustment expenses, it is possible that the Company’s actual incurred losses and loss adjustment expenses will not develop in a manner consistent with the assumptions inherent in the determination of these reserves. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses which will result in a reduction to the reserves. The Company believes that the reserves for unpaid losses and loss adjustment expenses at December 31, 2015 and 2014 are adequate and represent a reasonable provision to meet the future obligations. See note 7 for a further discussion of unpaid losses and loss adjustment expenses.

Revenue recognition

Premiums are recognized as revenue ratably over the term of the insurance contracts, net of ceded reinsurance. Unearned premiums are calculated on a daily pro rata basis.

Income taxes

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities, using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that some portion, or all, of the deferred tax assets will not be realizable. Management evaluates the realizability of the deferred tax assets and assesses the need for any valuation allowance adjustment. Valuation allowances on deferred tax assets are estimated based on the Company’s assessment of the realizability of such amounts.

The Company provides for uncertain tax positions, and the related interest and penalties, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent that the anticipated tax outcome of these uncertain tax positions changes, such changes in estimate will impact the income tax provision in the period in which such determination is made. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

Impairment of long-lived assets

Long-lived assets, such as property and equipment and intangible assets, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group with its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment indicators were identified and no impairment losses were recognized as of December 31, 2015, 2014 and 2013.

Commitments and contingencies

Liabilities for loss contingencies, arising from noninsurance policy claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair value of financial instruments

The fair values of certain financial instruments are determined based on the fair value hierarchy. U.S. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

The following was considered in the estimation of fair value for each class of financial instruments for which it was practicable to estimate that value. The Company’s investment manager uses independent pricing vendors to estimate the fair value of fixed maturity securities and the Company’s management reviews these prices for reasonableness. U.S. Treasury Securities that have quoted prices in active markets are included in the amounts disclosed as Level 1. For other fixed maturity securities, the pricing vendors use a pricing methodology involving the market approach, including pricing models which use prices and relevant market information regarding a particular security or securities with similar characteristics to establish a valuation. The estimates of fair value of these fixed maturity investments are included in the amounts disclosed as Level 2. For those bonds where significant inputs are unobservable, Level 3 inputs, the Company’s investment manager obtains valuations from pricing vendors using the market approach and income approach valuation techniques.

For equity securities, the Company’s investment manager uses prices from independent pricing vendors. Prices are based on quoted prices in an active market and are therefore disclosed as Level 1.

Fair value disclosures for investments are included in note 3.

Stock-based compensation

Stock-based compensation is expensed based upon the estimated fair value of employee stock awards. Compensation cost for awards of equity instruments to employees is measured based on the grant-date fair value of those awards and compensation expense is recognized over the service period that the awards vest.

See note 9 for further discussion and related disclosures regarding restricted stock grants.

Adopted accounting pronouncements

ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This ASU was issued to simplify the presentation of debt issuance costs by requiring them to be presented in the balance sheet as a direct deduction from the carrying amount of the related recognized debt liability, consistent with debt discounts. The Company adopted ASU 2015-03 on December 31, 2015 on a retrospective basis. The adoption of the new standard decreased note payable and other assets by $0.4 million at December 31, 2015 and by $0.5 million at December 31, 2014.

Prospective accounting pronouncements

ASU 2015-09, Financial Services-Insurance (Topic 944): Disclosures about Short-Duration Contracts

In May 2015, the FASB issued ASU 2015-09, “Insurance (Topic 944), Disclosures about Short-Duration Contracts.” This ASU was issued to enhance disclosures about an entity’s insurance liabilities, including the nature, amount, timing and uncertainty of cash flows related to those liabilities. The new guidance requires the disclosure of the following information related to unpaid claims and claim adjustment expenses:

•	net incurred and paid claims development information by accident year for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years;
•	a reconciliation of incurred and paid claims development information to the aggregate carrying amount of the liability for unpaid claims and claim adjustment expenses, with separate disclosure of reinsurance recoverable on unpaid claims for each period presented in the statement of financial position;
•	for each accident year presented, the total of incurred-but-not-reported liabilities plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses;
•	for each accident year presented, quantitative information about claim frequency accompanied by a qualitative description of methodologies used for determining claim frequency information; and
•	for all claims, the average annual percentage payout of incurred claims by age.

This ASU is effective for annual reporting periods beginning after December 15, 2015 and for interim periods beginning after December 15, 2016. Early adoption is permitted. The Company has not early-adopted this ASU and while disclosures will be increased, the Company does not believe adoption will have a material effect on its financial statements.

ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires equity investments to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

ASU 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” to improve the financial reporting of leasing transactions. Under this ASU, lessees will recognize a right-of-use asset and corresponding liability on the balance sheet for all leases, except for leases covering a period of fewer than 12 months. The liability is to be measured as the present value of the future minimum lease payments taking into account renewal options if applicable plus initial incremental direct costs such as commissions. The minimum payments are discounted using the rate implicit in the lease or, if not known, the lessee’s incremental borrowing rate. The lessee’s income statement treatment for leases will vary depending on the nature of what is being leased. A financing type lease is present when, among other matters, the asset is being leased for a substantial portion of its economic life or has an end-of-term title transfer or a bargain purchase option as in today’s practice. The payment of the liability set up for such leases will be apportioned between interest and principal; the right-of use asset will be generally amortized on a straight-line basis. If the lease does not qualify as a financing type lease, it will be accounted for on the income statement as rent on a straight-line basis. This ASU is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

There are no other prospective accounting standards which, upon their effective date, would have a material impact on the Company’s financial statements.

2.	Investments

Available-for-sale investments

The following tables summarize the Company’s available-for-sale investments:

	December 31, 2015
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$3,422	$13	$(2)	$3,433
Obligations of states, municipalities and political subdivisions	69,997	2,562	(46)	72,513
Corporate and other securities	130,758	306	(1,543)	129,521
Asset-backed securities	58,680	58	(431)	58,307
Residential mortgage-backed securities	64,096	760	(1,028)	63,828
Total fixed maturities	326,953	3,699	(3,050)	327,602

Equity securities:
Exchange traded funds	12,184	2,392	(336)	14,240
Total available-for-sale investments	$339,137	$6,091	$(3,386)	$341,842
	December 31, 2014
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$10,395	$49	$—	$10,444
Obligations of states, municipalities and political subdivisions	59,827	1,854	(49)	61,632
Corporate and other securities	87,536	402	(182)	87,756
Asset-backed securities	36,492	291	(145)	36,638
Residential mortgage-backed securities	52,898	980	(614)	53,264
Total fixed maturities	247,148	3,576	(990)	249,734

Equity securities:
Exchange traded funds	11,812	2,640	(116)	14,336
Total available-for-sale investments	$258,960	$6,216	$(1,106)	$264,070

Available-for-sale securities in a loss position

The Company regularly reviews all securities with unrealized losses to assess whether the decline in the securities’ fair value is deemed to be an OTTI. The Company considers a number of factors in completing its OTTI review, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of an issuer. In addition to specific issuer information, the Company also evaluates the current market and interest rate environment. Generally, a change in a security’s value caused by a change in the market or interest rate environment does not constitute an other-than-temporary impairment, but rather a temporary decline in market value.

For fixed maturities, the Company considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due. When assessing whether it intends to sell a fixed maturity or if it is likely to be required to sell a fixed maturity before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing. For equity securities, the ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery is considered.

For fixed maturities where a decline in fair value is considered to be other-than-temporary and the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, an impairment is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity security below its amortized cost is considered to be other-than-temporary based upon other considerations, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the OTTI, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the noncredit portion of the OTTI, which is recognized in other comprehensive income (loss). For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.

The following tables summarize gross unrealized losses and fair value for available-for-sale securities by length of time that the securities have continuously been in an unrealized loss position:

	December 31, 2015
	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$2,999	$(2)	$—	$—	$2,999	$(2)
Obligations of states, municipalities and political subdivisions	844	(2)	2,550	(44)	3,394	(46)
Corporate and other securities	89,334	(1,515)	6,978	(28)	96,312	(1,543)
Asset-backed securities	30,002	(209)	13,070	(222)	43,072	(431)
Residential mortgage-backed securities	30,243	(434)	16,072	(594)	46,315	(1,028)
Total fixed maturities	153,422	(2,162)	38,670	(888)	192,092	(3,050)

Equity securities:
Exchange traded funds	3,256	(331)	26	(5)	3,282	(336)
Total	$156,678	$(2,493)	$38,696	$(893)	$195,374	$(3,386)

At December 31, 2015, the Company held 156 fixed maturity securities with a total estimated fair value of $192.1 million and gross unrealized losses of $3.1 million. Of those securities, 36 were in a continuous unrealized loss position for greater than one year. Unrealized losses were caused by interest rate changes or other market factors and were not credit specific issues. In particular, the majority of unrealized losses related to corporate fixed maturity securities are attributable to unrealized losses in the energy sector of approximately $1.1 million as falling oil prices disrupted the market values for this sector. Substantially all fixed maturity securities are of high credit quality and continue to pay the expected coupon payments under the contractual terms of the securities. Based on its review, the Company concluded that none of the fixed maturity securities with an unrealized loss at December 31, 2015 experienced an other-than-temporary impairment.

At December 31, 2015, the Company held five exchange traded funds (“ETFs”) in its equity portfolio with a total estimated fair value of $3.3 million and gross unrealized losses of $0.3 million. One of these securities was in a continuous unrealized loss position for greater than one year. Given the Company’s intent to hold and expectation of recovery to cost within a reasonable time, the Company did not consider any of the equities securities to be other-than-temporarily impaired at December 31, 2015.

	December 31, 2014
	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses	Estimated Fair Value	Gross Unrealized Holding Losses
	(in thousands)
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$2,003	$—	$—	$—	$2,003	$—
Obligations of states, municipalities and political subdivisions	3,486	(2)	4,442	(47)	7,928	(49)
Corporate and other securities	55,110	(182)	—	—	55,110	(182)
Asset-backed securities	11,831	(54)	11,161	(91)	22,992	(145)
Residential mortgage-backed securities	2,515	(8)	28,919	(606)	31,434	(614)
Total fixed maturities	74,945	(246)	44,522	(744)	119,467	(990)

Equity securities:
Exchange traded funds	2,412	(116)	—	—	2,412	(116)
Total	$77,357	$(362)	$44,522	$(744)	$121,879	$(1,106)

At December 31, 2014, the Company held 106 fixed maturity securities with a total estimated fair value of $119.5 million and gross unrealized losses of $1.0 million. Of these securities, 40 were in a continuous unrealized loss position for greater than one year. As discussed above, the Company regularly reviews of all securities within its investment portfolio to determine whether any impairment has occurred. In connection with this review, during 2014 the Company recognized an impairment loss of $0.1 million on a municipal bond issued by the Commonwealth of Puerto Rico. The impairment was based on management’s assessment of that country’s economic conditions and debt burden. All other fixed maturity securities with unrealized losses within the investment portfolio were caused by interest rate changes and were not credit specific issues. These fixed maturity securities are of high credit quality and continue to pay the expected coupon payments under the contractual terms of the securities. As such, the Company concluded that none of the other the fixed maturity securities in an unrealized loss position were other-than-temporarily impaired at December 31, 2014.

At December 31, 2014, the Company held three ETFs in its equity portfolio with a total estimated fair value of $2.4 million and gross unrealized losses of $0.1 million. None of these securities were in a continuous unrealized loss position for greater than one year. Given the Company’s intent to hold and expectation of recovery to cost within a reasonable time, the Company did not consider any of the equities securities to be other-than-temporarily impaired at December 31, 2014.

Contractual maturities of available-for-sale fixed maturity securities

The amortized cost and estimated fair value of available-for-sale fixed maturity securities at December 31, 2015 are summarized, by contractual maturity, as follows:

	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less	$19,723	$19,709
Due after one year through five years	111,059	110,733
Due after five years through ten years	27,383	27,335
Due after ten years	46,012	47,690
Asset-backed securities	58,680	58,307
Residential mortgage-backed securities	64,096	63,828
Total fixed maturities	$326,953	$327,602

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.

Net investment income

The following table presents the components of net investment income:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Interest:
Municipal bonds (tax exempt)	$4,509	$817	$484
Taxable bonds	1,514	3,557	3,159
Cash, cash equivalents, and short-term investments	9	16	1
Dividends on equity securities	372	307	180
Gross investment income	6,404	4,697	3,824
Investment expenses	(761)	(627)	(480)
Net investment income	$5,643	$4,070	$3,344

Net investment gains and losses

The following table presents net investment gains on investments:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Realized gains:
Sales of fixed maturities	$63	$328	$9
Other	6	1	4
Total realized gains	69	329	13

Realized losses:
Sales of fixed maturities	(10)	(6)	(5)
Other-than-temporary impairments	—	(122)	—
Total realized losses	(10)	(128)	(5)
Net investment gains	$59	$201	$8

Change in unrealized gains (losses) of investments

The following table presents the change in available-for-sale gross unrealized gains or losses by investment type:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Change in net unrealized gains (losses):
Fixed maturities	$(1,937)	$3,819	$(6,116)
Equity securities	(468)	675	1,324
Net increase (decrease)	$(2,405)	$4,494	$(4,792)

Insurance – statutory deposits

The Company had invested assets with a carrying value of $7.2 million and $6.3 million on deposit with state regulatory authorities at December 31, 2015 and 2014, respectively.

3.	Fair value measurements

Fair value was estimated for each class of financial instrument for which it was practical to estimate fair value. Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

The three levels of the fair value hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

Fair values of the Company’s investment portfolio are estimated using unadjusted prices obtained by its investment manager from third-party pricing services, where available. For securities where the Company is unable to obtain fair values from a pricing service or broker, fair values are estimated using information obtained from the Company’s investment manager. Management performs several procedures to ascertain the reasonableness of investment values included in the consolidated financial statements at December 31, 2015, including 1) obtaining and reviewing internal control reports from the Company’s investment manager that obtain fair values from third-party pricing services, 2) discussing with the Company’s investment managers their process for reviewing and validating pricing obtained from outside pricing services and 3) reviewing the security pricing received from the Company’s investment manager and monitoring changes in unrealized gains and losses. The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs.

The following tables present the balances of assets measured at fair value on a recurring basis as of December 31, 2015 and 2014, by level within the fair value hierarchy.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$3,433	$—	$—	$3,433
Obligations of states, municipalities and political subdivisions	—	72,513	—	72,513
Corporate and other securities	—	129,521	—	129,521
Asset-backed securities	—	58,307	—	58,307
Residential mortgage-backed securities	—	63,828	—	63,828
Total fixed maturities	3,433	324,169	—	327,602

Equity securities:
Exchange traded funds	14,240	—	—	14,240
Short-term investments	—	2,299	—	2,299
Total	$17,673	$326,468	$—	$344,141
	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government agencies	$2,413	$8,031	$—	$10,444
Obligations of states, municipalities and political subdivisions	—	61,632	—	61,632
Corporate and other securities	—	87,756	—	87,756
Asset-backed securities	—	36,638	—	36,638
Residential mortgage-backed securities	—	53,264	—	53,264
Total fixed maturities	2,413	247,321	—	249,734

Equity securities:
Exchange traded funds	14,336	—	—	14,336
Short-term investments	—	4,257	—	4,257
Total	$16,749	$251,578	$—	$268,327

The following table summarizes changes in Level 3 investments measured at fair value on a recurring basis:

	Year Ended December 31,
	2015	2014
	(in thousands)
Balance, beginning of year	$—	$6,692
Total gains (losses) included in:
Net income	—	57
Other comprehensive income	—	142
Purchases	—	444
Settlements	—	—
Transfers into Level 3	—	—
Transfers out of Level 3	—	(7,335)
Balance, end of year	$—	$—

There were no transfers into or out of Level 1 and Level 2 during the year ended December 31, 2015. During 2013, the Company purchased certain municipal bonds for $7.0 million, which were classified as Level 3 investments since the fair values of those securities were estimated using broker quotes at that time. During 2014, those municipal bonds were transferred from Level 3 to Level 2 based on observable inputs at the valuation date. There were no transfers into or out of Level 1 during the year ended December 31, 2014. There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014.

Due to the relatively short-term nature of cash, cash equivalents, receivables, and payables, their carrying amounts are reasonable estimates of fair value. Additionally, due to variable rates associated with the note payable, carrying value approximates fair value.

4.	Deferred policy acquisition costs

The following table presents the amounts of policy acquisition costs deferred and amortized for the years ended:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Balance, beginning of year	$(3,763)	$(789)	$3,742
Policy acquisition costs deferred:
Direct commissions	26,142	23,524	18,406
Ceding commissions	(34,478)	(34,808)	(25,862)
Other underwriting and policy acquisition costs	3,013	2,364	1,778
Policy acquisition costs deferred	(5,323)	(8,920)	(5,678)
Amortization of net policy acquisition costs	7,390	5,946	1,147
Balance, end of year	$(1,696)	$(3,763)	$(789)

5.	Underwriting, acquisition and insurance expenses

Underwriting, acquisition and insurance expenses consist of the following:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Underwriting, acquisition and insurance expenses incurred:
Direct commissions	$25,241	$21,617	$15,001
Ceding commissions	(42,081)	(34,689)	(19,738)
Other expenses	19,649	14,523	11,631
Total	$2,809	$1,451	$6,894

Other expenses within underwriting, acquisition and insurance expenses include salaries, employee benefits and bonus expense of $15.5 million, $9.8 million and $7.9 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

6.	Income taxes

The Company’s U.S. based subsidiaries file a consolidated U.S. federal income tax return. Under a tax sharing agreement, KCGI collects from or refunds to its subsidiaries the amount of taxes determined as if KCGI and the subsidiaries filed separate returns. Prior to the redomestication effective September 5, 2014, pre-tax income and losses attributable to KCGL were excluded from the U.S. federal income tax provision calculation, as Bermuda does not impose income taxes. The Company is no longer subject to income tax examination by tax authorities for the years ended before January 1, 2012.

Income tax expense includes the following components for the years ending December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Current federal income tax expense	$12,163	$8,731	$3,840
Deferred federal income tax benefit	(879)	(2,231)	(4,004)
Income tax expense (benefit)	$11,284	$6,500	$(164)

The Company paid $13.6 million, $8.5 million and $2.1 million in federal income taxes during the years ended December 31, 2015 , 2014 and 2013, respectively. Current income taxes payable were $0.6 million and $2.0 million at December 31, 2015 and 2014, respectively, and were included in “other liabilities” on the consolidated balance sheets.

The Company’s effective income tax rate on income before income taxes differs from the prevailing federal income tax rate and is summarized as follows:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Income tax expense at federal income tax rate of 35%	$11,745	$6,815	$4,236
Change in deferred tax valuation allowance	—	—	(4,251)
Tax-exempt investment income	(436)	(236)	(148)
Other	(25)	(79)	(1)
Total	$11,284	$6,500	$(164)

The significant components of the net deferred tax asset at the current prevailing tax rate are summarized as follows:

	December 31,
	2015	2014
	(in thousands)
Deferred tax assets:
Unpaid losses and loss adjustment expenses	$3,143	$2,492
Unearned premiums	2,967	2,288
Organizational costs	1,704	1,890
State operating loss carryforwards	365	306
Allowance for doubtful accounts	731	209
Deferred policy acquisition costs, net of ceding commissions	594	1,317
Other	319	387
Deferred tax assets before allowance	9,823	8,889
Less: valuation allowance	(529)	(489)
Total deferred tax assets	9,294	8,400

Deferred tax liabilities:
Unrealized gain on investments	959	1,802
Intangible assets	1,238	1,238
Other	275	259
Total deferred tax liabilities	2,472	3,299
Net deferred tax assets	$6,822	$5,101

At December 31, 2015 and 2014, the Company had state net operating loss carryforwards (“NOLS”) of $0.4 million and $0.3 million, respectively. The state NOLs are available to offset future taxable income or reduce taxes payable and begin expiring in 2029.

Management evaluates the need for a valuation allowance related to its deferred tax assets. At December 31, 2015 and 2014, the Company recorded a tax valuation allowance equal to the state NOLs and the deferred tax assets, net of existing deferred tax liabilities that were expected to reverse in future periods, related to certain state jurisdictions. No other valuation allowances were established against the Company’s deferred tax assets at December 31, 2015 and 2014, as the Company believes that it is more likely than not that the remaining deferred tax assets will be realized given the carry back availability, future taxable income and reversal of existing temporary differences attributable to deferred tax liabilities.

At December 31, 2012, the Company recorded a tax valuation allowance equal to total deferred tax assets net of existing deferred tax liabilities that were expected to reverse in future periods. During 2013, management concluded that it was more likely than not that the Company would realize the entire deferred tax asset and released 100% of the valuation allowance in 2013. Management based its conclusion primarily on: (a) the Company’s consecutive profitable quarters, (b) the Company’s generation of taxable income on an inception-to-date basis sufficient to exhaust all of the Company’s net operating loss carryforwards created in its start-up phase, (c) the Company’s cumulative pre-tax income over the past three years and (d) the Company’s projected future taxable income. The decrease in the deferred tax valuation allowance in 2013 of $4.3 million was recorded entirely in operations.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2015 and 2014 was as follows:

	December 31,
	2015	2014
	(in thousands)
Balance at beginning of year	$1,234	$1,356
Decreases for tax positions taken during prior years	(122)	(122)
Balance at end of year	$1,112	$1,234

At December 31, 2015 and 2014, the Company’s uncertain tax position, if recognized, would not affect the effective tax rate. Management does not expect that the Company’s unrecognized tax benefits will significantly change during 2016.

7.	Reserves for unpaid losses and loss adjustment expenses

The following table presents a reconciliation of consolidated beginning and ending reserves for unpaid losses and loss adjustment expenses:

	December 31,
	2015	2014	2013
	(in thousands)
Net reserves for unpaid losses and loss adjustment expenses, beginning of year	$91,970	$56,589	$37,672
Incurred losses and loss adjustment expenses:
Current year	51,434	42,620	30,991
Prior year	(9,196)	(1,512)	(2,101)
Total net losses and loss adjustment expenses incurred	42,238	41,108	28,890

Payments:
Current year	2,226	1,907	2,086
Prior year	7,856	3,820	7,887
Total payments	10,082	5,727	9,973
Net reserves for unpaid losses and loss adjustment expenses, end of year	124,126	91,970	56,589
Reinsurance recoverable on unpaid losses	95,503	70,240	39,776
Gross reserves for unpaid losses and loss adjustment expenses, end of year	$219,629	$162,210	$96,365

The foregoing reconciliation shows that $9.2 million of redundancy developed in 2015 on the reserves for unpaid losses and loss adjustment expenses held at December 31, 2014. This favorable development was primarily attributable to medical malpractice and professional liability lines of business. Additionally, $1.5 million of redundancy developed in 2014 on the reserves for unpaid losses and loss adjustment expenses held at December 31, 2013. This favorable development was primarily attributable to medical malpractice and professional liability lines of business.

In 2013, $2.1 million of redundancy developed on the reserves for unpaid losses and loss adjustment expenses held at December 31, 2012. The favorable development was attributable primarily to better than expected loss experience on the Company’s casualty lines for accident years 2012 and prior.

8.	Reinsurance

The Company purchases reinsurance under various excess of loss and quota-share contracts in order to limit its exposure to large losses and enable it to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

The following table summarizes the effect of reinsurance on premiums written and earned:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Written:
Direct	$176,865	$158,477	$124,575
Assumed	144	46	692
Ceded	(92,991)	(97,012)	(80,870)
Net written	$84,018	$61,511	$44,397

Earned:
Direct	$170,401	$145,948	$101,717
Assumed	148	340	395
Ceded	(96,227)	(87,292)	(56,990)
Net earned	$74,322	$58,996	$45,122

Incurred losses and loss adjustment expenses were net of reinsurance recoverables (ceded incurred losses and loss adjustment expenses) of $41.2 million, $44.5 million and $29.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Multi-line quota share reinsurance

The Company participates in an MLQS that transfers a proportion of the risk related to certain lines of business written by KIC to reinsurers in exchange for a proportion of the direct written premiums on that business. The Company’s MLQS contract also reduces the amount of capital required to support the insurance operations of KIC. Under the terms of the MLQS contract, KIC receives a provisional ceding commission and pays a reinsurance margin. The reinsurers do not receive a margin when they are in a loss position on the contracts. The MLQS contract includes a sliding scale commission provision that would reduce or increase the ceding commission based on the loss experience of the business ceded. Under the contract, KIC is entitled to an additional contingent profit commission up to an amount equal to all of the reinsurers’ profits above the margin based on the underwriting results of the business ceded, upon commutation of the contract. The contracts have a loss ratio cap of 110%, which means that the Company cannot cede any losses in excess of 110% of ceded earned premiums to the reinsurers.

During 2012, the Company entered into the MLQS reinsurance contract on certain lines of business written by KIC from July 1, 2012 through December 31, 2013 (“2012 MLQS”). Under the terms of the 2012 MLQS contract, KIC received a provisional ceding commission equal to 35% of ceded written premiums and paid a reinsurance margin equal to 7.5% of ceded written premium. The 2012 MLQS contract included a sliding scale commission provision that would reduce the ceding commission to 22.5% or increase the ceding commission to 37.5% based on the loss experience of the business ceded. Effective December 31, 2014, 45% of the 2012 MLQS contract was commuted, and the remaining 55% of this contract was commuted effective January 1, 2015. The commutation reduced the funds-held account and reinsurance recoverables on unpaid losses by $9.7 million at December 31, 2014 and $11.9 million at January 1, 2015. The commutation did not have any effect on the Company’s results of operations for the applicable periods.

Effective January 1, 2014, the Company entered into a MLQS contract through December 31, 2014 (“2014 MLQS”). Under the terms of the 2014 MLQS contract, KIC received a provisional ceding commission equal to 40% of ceded written premiums and paid a reinsurance margin equal to 4.25% of ceded written premium. The 2014 MLQS contract includes a sliding scale commission provision that can adjust the ceding commissions within a range of 25% to 40% based on the loss experience of the business ceded.

Effective January 1, 2015, the Company entered into a MLQS contract through December 31, 2015 (“2015 MLQS”). Under the terms of the 2015 MLQS contract, KIC received a provisional ceding commission equal to 41% of ceded written premiums and paid a reinsurance margin equal to 4.00% of ceded written premium. The 2015 MLQS contract includes a sliding scale commission provision that can adjust the ceding commissions within a range of 25% to 41% based on the loss experience of the business ceded.

The Company maintains a funds-held account for the reinsurers who are a party to the MLQS contracts, which is credited with interest at a rate equal to the 10 year U.S. Treasury rate plus a spread (150 basis points for the 2014 MLQS contract; 235 basis points for the 2012 MLQS contract), subject to a 4% minimum. The funds-held account represents the excess of the ceded written premium and interest credited over ceded paid losses and LAE, the Company’s ceding commission and the reinsurers’ margin. Assets supporting the funds-held liability are not segregated or restricted. The funds-held account is shown as a liability on the accompanying consolidated balance sheets, and at December 31, 2015 and 2014, the balance of the account was $87.2 million and $63.9 million, respectively.

The following table summarizes the amounts related to the MLQS contracts:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Ceded earned premiums	$67,950	$60,838	$38,310
Ceded losses and loss adjustment expenses	30,978	30,093	19,904
Ceding commissions earned	34,254	28,160	15,533
Reinsurers’ margin incurred	$2,718	$2,585	$2,873

Reinsurance balances

A credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. At December 31, 2015 and 2014, the Company had reinsurance recoverables on unpaid losses of $95.7 million and $70.3 million, respectively. There were no significant reinsurance recoverables on paid losses at December 31, 2015 and 2014. Correspondingly, at December 31, 2015 and 2014, the Company had ceded unearned premiums relating to reinsurers of $39.3 million and $42.6 million, respectively. Allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. All reinsurance receivables are from companies with A.M. Best ratings of “A” (Excellent) or better. To further reduce credit exposure to reinsurance recoverable balances, the Company has received letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. As discussed above, under the terms of an MLQS, the Company has retained funds due reinsurers, (the funds-held account) as security for those recoverable balances. The Company has not recorded an allowance for doubtful accounts related to its reinsurance balances at December 31, 2015 and 2014 and believes this to be appropriate after consideration of all currently available information; however, the deterioration in the credit quality of existing reinsurers or disputes over reinsurance agreements could result in future charges.

At December 31, 2015, the net reinsurance receivable, defined as the sum of paid and unpaid reinsurance recoverables, ceded unearned premiums and other reinsurance receivables less reinsurance payables, from four reinsurers represented 86.5% of the total balance.

9.	Stockholders’ equity

Common shares

The total number of shares of all classes of stock that the Company has the authority to issue is 18,333,333 shares of Common Stock, $0.0001 par value per share (“Common Stock”), of which 15,000,000 shares are designated as Class A Common Voting Shares (“Class A Common Stock”) and 3,333,333 are designated as Class B Common Non-Voting Shares (“Class B Common Stock”).

Dividends at the rate per annum of 12% of the Base Price, as defined in the Certificate of Incorporation, compounding annually (as of December 31 of each calendar year), shall accrue on such shares of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Common Stock) (“Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared (and whether or not the Company has earnings or profits or funds legally available for distribution), and shall be cumulative; provided however such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay such Accruing Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Class A Common Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Class A Common Stock in an amount at least equal to the amount of the aggregate Preference, as defined in the Certificate of Incorporation, then accrued on such share of Class A Common Stock and not previously paid. To the extent the Preference on each share of Class A Common Stock has been paid in full and the Company declares, pays or sets aside a dividend, the portion of such dividend in excess of the Preference shall be paid to the holders of Class A Common Stock and Class B Common Stock as though such portion were Residual Proceeds, as defined below, being distributed by the Company to the holders of shares of Common Stock in accordance with the method outlined in the Certificate of Incorporation.

In the event of a liquidation, dissolution or winding up of the Company and a sale of the Company, and after the payment of the Preference on each share of Class A Common Stock, any remaining assets of the Company available for distribution to its stockholders (“Residual Proceeds”) shall be distributed among the holders of the shares of Class A Common Stock and Class B Common Stock. The holders of Class A Common Stock are entitled to seventy five percent of the Residual Proceeds and the holders of Class B Common Stock are entitled to twenty five percent of the Residual Proceeds.

The Company had $79.3 million, $61.8 million and $46.3 million of cumulative dividends in arrears on Class A Common Stock as of December 31, 2015, 2014 and 2013, respectively.

As discussed in note 1, Kinsale Capital Group, Ltd. was re-domesticated from Bermuda to Delaware effective September 5, 2014. As part of the re-domestication, authorized shares of Class A Common Stock were increased from 10,000,000 shares, par value $0.0001, to 15,000,000 shares, par value $0.0001 per share. Each voting Class A Common Share existing immediately before the filing of the Certificate of Incorporation in Delaware became a Class A Common Voting Share after the filing of the Certificate of Incorporation in Delaware. Each non-voting Class B Common Share existing immediately before the filing of the Certificate of Incorporation in Delaware became a Class B Common Non-Voting Share after the filing of the Certificate of Incorporation in Delaware.

Immediately prior to the effectiveness of the re-domestication described above, Kinsale Capital Group, Ltd. issued 5,604,858 of additional Class A Common Shares to the holders of Class A Common Shares pro-rata based on each Stockholder’s percentage ownership.

Changes in the shares of outstanding Class A and Class B Common Stock were as follows:

	Year Ended December 31,
	2015	2014	2013
Class A Common Stock Outstanding:
Shares outstanding at beginning of year	13,795,530	8,180,500	8,190,500
Issuance of common shares:
Share dividend	—	5,604,858	—
Other	7,653	10,172	—
Repurchase of common shares	—	—	(10,000)
Shares outstanding at end of year	13,803,183	13,795,530	8,180,500

Class B Common Stock Outstanding:
Shares outstanding at beginning of year	1,287,696	1,060,488	841,960
Restricted stock grants vested	225,896	227,208	218,528
Shares outstanding at end of year	1,513,592	1,287,696	1,060,488

Employee stock incentive plan

In 2015, 2014 and 2013, the Compensation Committee, pursuant to the Kinsale Capital Group, Ltd. 2010 Stock Incentive Plan (“Incentive Plan”), awarded 33,500, 21,500 and 25,000, respectively, in restricted stock grants to certain directors, executive officers, and employees as part of each recipient’s comprehensive compensation package. These restricted stock grants had total grant-date fair values of $40, $6 and $3 in 2015, 2014 and 2013, respectively. Upon vesting, each restricted stock grant will ultimately allow the recipient to receive one share of the Company’s Class B Common Stock. Twelve and one half percent of the restricted stock grants vests on the employee’s date of hire and twelve and one half percent on each of the following seven anniversary dates of hire. Violation of restrictive covenant clauses contained in the restricted stock grant agreement may result in cancellation of the award, even after vesting. Upon a recipient’s termination from the Company, the Company has the right, but not the obligation, to purchase any vested shares at fair value. The total number of shares initially reserved for issuance under the Incentive Plan was 2,730,167.

The following table summarizes nonvested share-based awards:

	Year ended December 31,
	2015		2014		2013
	Number of Awards	Weighted Average Grant-date Fair Value	Number of Awards	Weighted Average Grant-date Fair Value	Number of Awards	Weighted Average Grant-date Fair Value
Nonvested awards, beginning of year	474,107	$0.25	689,127	$0.26	891,960	$0.26
Granted	33,500	1.20	21,500	0.29	25,000	0.12
Vested	(225,896)	0.31	(227,208)	0.26	(218,528)	0.25
Forfeited	(5,812)	0.21	(9,312)	0.17	(9,305)	0.29
Nonvested awards, end of year	275,899	$0.33	474,107	$0.25	689,127	$0.26

The fair value of the Company’s restricted stock grants was determined based on a valuation of Class B Common Stock on the grant date using a binomial lattice option pricing model. As of

December 31, 2015, unrecognized compensation cost related to the nonvested share-based awards was $0.1 million, which is expected to be recognized over the next seven years. The fair value of the Company’s share-based awards that vested was $0.1 million in each of the years ended December 31, 2015, 2014 and 2013.

The model the Company has used to value the Class B Common Stock, like any option pricing model for a nonpublic security, requires the input of highly subjective assumptions including the underlying security price, strike price, risk-free rate of return, expected term and expected stock price volatility. The underlying security price was based on the Company’s book value of equity and the application of a multiple of tangible equity. The strike price was based on the liquidation preference of the Company’s Class A Common Stock at the grant date. The risk-free interest rate was based on the U.S. Treasury rate at the date of the grant. The expected term was based on an equal chance for a liquidity event at any time between 0.5 years and 3.25 years from the grant date. The expected stock volatility was based on stock price volatility using a set of comparable publicly traded companies.

10.	Earnings per share

Earnings per share for Class A and Class B common stock were calculated using the two-class method. Under the two-class method, net income attributable to Class A and Class B common stockholders was determined by allocating undistributed earnings to each class of stock. The net income per share attributable to common stockholders was allocated based on the contractual participation rights of the Class A common stock and Class B common stock as if the income for the year has been distributed. Net income attributable to Class A common stockholders equaled the sum of Accruing Dividends during the year plus seventy five percent of the Residual Proceeds. Net income attributable to Class B common stockholders equaled twenty five percent of the Residual Proceeds.

Basic net income per share for each class of common stock was computed by dividing the net income attributable to the common stockholders by the weighted-average number of shares of each respective class of common stock outstanding during the period. Diluted net income per share attributable to each class of common stock was computed by dividing net income attributable to common stockholders by the weighted-average shares outstanding for each respective class of common stock outstanding during the period, including potentially dilutive shares of common stock for the period determined using the treasury stock method. There were no potentially dilutive shares attributable to Class A common stockholders. For purposes of the diluted net income per share attributable to Class B common stockholders calculation, unvested shares of common stock were considered to be potentially dilutive shares of common stock. See note 9 for further discussion regarding stockholders’ equity.

The following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the consolidated financial statements:

	Year ended December 31,
	2015	2014	2013
	(in thousands, except share and per share data)
Earnings per share Class A stockholders:
Numerator for earnings per share
Net income	$22,273	$12,973	$12,267
Less: net income attributable to Class B stockholders	1,181	—	—
Net income attributable to Class A stockholders	$21,092	$12,973	$12,267

Denominator for earnings per share
Weighted average common shares outstanding	13,796,327	13,787,365	13,788,536

Net income per common share - basic	$1.53	$0.94	$0.89
Net income per common share - diluted	$1.53	$0.94	$0.89

Earnings per share Class B stockholders:
Numerator for earnings per share
Net income attributable to Class B stockholders	$1,181	$—	$—

Denominator for earnings per share
Weighted average shares outstanding - basic	1,413,142	1,188,370	962,739
Unvested restricted stock grants	38,549	111,874	106,428
Weighted average shares outstanding - diluted	1,451,691	1,300,244	1,069,167

Net income per Class A common share - basic	$0.84	$—	$—
Net income per Class A common share - diluted	$0.81	$—	$—

For the years ended December 31, 2015, 2014, and 2013, there were no material anti-dilutive securities.

11.	Debt

On June 21, 2013, KCGI entered into a loan and security agreement (the “Credit Agreement”) with The PrivateBank and Trust Company (“PrivateBank”) to obtain a five-year secured term loan in the amount of $17.5 million. Pursuant to the terms of the Credit Agreement, the applicable interest rate was 3 month LIBOR plus a margin. The term loan had an initial maturity of June 30, 2018. KCGI’s wholly-owned subsidiaries, KMI and Aspera, are guarantors of the term loan. KCGI invested $11.0 million in KIC as additional paid-in capital. In addition, KGCI repaid principal and interest of $4.2 million on a loan previously made by certain Class A Stockholders in 2012 and $2.3 million was retained by KCGI to fund estimated interest payments. The assets of KMI and the stock of KIC have been pledged as collateral to PrivateBank.

On March 10, 2014, the Company amended the Credit Agreement with PrivateBank to increase the term loan commitment by $7.5 million to $25.0 million. On September 29, 2014, the Credit Agreement with PrivateBank was further amended to increase the term loan commitment by an additional $3.0 million to $28.0 million. KCGI invested $9.0 million in KIC as additional paid-in capital. The Company retained $1.5 million to fund estimated interest payments.

On December 4, 2015, the Company amended the Credit Agreement to increase the term loan commitment by $2.0 million to $30.0 million. The Company invested $2.0 million in KIC as additional paid-in capital and extended the term loan maturity to December 4, 2020.

Interest on the term loan accrues daily at a rate equal to the 3 month LIBOR plus a margin. The margin was 2.75% as of December 31, 2015 and was 3.50% as of December 31, 2014. Interest on the term loan is payable on the last day of each calendar quarter. Total interest expense on the PrivateBank and Class A Stockholder loans for the years ending December 31, 2015, 2014 and 2013 was $1.2 million, $1.0 million and $0.5 million, respectively, and is included in “other expenses” on the accompanying statements of income and comprehensive income. Interest paid was $1.1 million for the year ending December 31, 2015, $0.9 million for the year ending December 31, 2014, and $0.5 million for the year ending December 31, 2013. Interest payable is included in “accounts payable and accrued expenses” on the accompanying consolidated balance sheets.

The outstanding principal balance on the term loan is payable quarterly in equal amounts of $750 thousand beginning on September 30, 2016, with a final payment of $17.3 million on December 4, 2020. The term loan is prepayable at any time without penalty. The following table summarizes the future principal payments of the Company’s debt (in thousands):

Year ending December 31:
2016	$1,500
2017	3,000
2018	3,000
2019	3,000
2020	19,500
Total principal payments	$30,000
12.	Commitments and contingencies

The Company has a capital lease obligation related to a software license agreement and operating leases for office space. These leases expire in various years through 2020. Expense associated with these leases totaled $0.5 million in 2015, $0.5 million in 2014, and $0.6 million in 2013.

Minimum future rental payments, excluding taxes, insurance and other operating expenses payable under the noncancelable operating leases in effect at December 31, 2015 are as follows (in thousands):

Year ending December 31:
2016	$398
2017	410
2018	422
2019	435
2020	184
Total minimum rental payments	$1,849

During 2014, the Company terminated its existing lease agreement and entered into a new agreement to lease office space for its insurance and corporate operations. The new lease has term of 5 years and has been classified as an operating lease for accounting purposes. In addition, under the terms of the new agreement, the landlord directly paid for certain leasehold improvements in the amount of $0.6 million. These leasehold improvements were capitalized and reflected as non-cash investing transactions for purposes of the Company’s cash flow presentation.

Contingencies arise in the normal conduct of the Company’s operations and are not expected to have a material effect on the Company’s financial condition or results of operations. However, adverse outcomes are possible and could negatively affect the Company’s financial condition and results of operations.

13.	Employee benefit plan

In 2010, the Company established a defined contribution employee retirement plan (“Plan”) in accordance with Section 401(k) of the Internal Revenue Code. Expenses related to the Plan were $0.8 million, $0.5 million and $0.5 million in 2015, 2014 and 2013, respectively.

14.	Other comprehensive income (loss)

The following table summarizes the components of other comprehensive income (loss):

	Year Ending December 31,
	2015	2014	2013
	(in thousands)
Unrealized gains (losses) arising during the period, before income taxes	$(2,347)	$4,691	$(4,748)
Income taxes	821	(1,642)	1,662
Unrealized gains (losses) arising during the period, net of income taxes	(1,526)	3,049	(3,086)
Less reclassification adjustment:
Net realized investment gains	57	197	44
Income taxes	(20)	(69)	(15)
Reclassification adjustment included in net income	37	128	29
Other comprehensive income (loss)	$(1,563)	$2,921	$(3,115)
15.	Underwriting information

The Company has one reportable segment, the Excess and Surplus Lines Insurance segment, which primarily offers commercial excess and surplus lines liability and property insurance products through its underwriting divisions. Gross written premiums by underwriting division are presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Commercial:
Construction	$36,932	$31,667	$22,709
Small business	21,468	14,462	8,246
General casualty	20,511	20,597	15,702
Energy	19,022	17,381	12,714
Excess casualty	16,194	15,595	12,748
Professional liability	14,636	14,698	14,108
Life sciences	11,935	10,456	7,826
Product liability	9,480	8,931	6,797
Allied health	8,644	8,341	8,373
Health care	6,579	6,479	7,334
Commercial property	6,181	7,024	8,181
Environmental	1,005	164	160
Management liability	420	—	—
Inland marine	195	—	—
Total commercial	173,202	155,795	124,898

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Personal:
Personal insurance	3,807	2,728	369
Total personal	3,807	2,728	369
Total	$177,009	$158,523	$125,267

The Company had two insurance brokers that accounted for 22.8% of direct written premiums in 2015. The Company had two insurance brokers that accounted for 24.2% of direct written premiums in 2014 and one insurance broker that accounted for 10.3% of direct written premium in 2013.

16.	Statutory financial information

KIC maintains its accounts in conformity with accounting practices prescribed or permitted by state regulatory authorities that vary in certain respects from GAAP. In converting from statutory accounting principles to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets and the inclusion of net unrealized gains or losses relating to fixed maturities in stockholders’ equity. The Company does not use any permitted practices that are different from prescribed statutory accounting practices.

Statutory net income and statutory capital and surplus for KIC as of December 31, 2015, 2014, and 2013 and for the years then ended are summarized as follows:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Statutory net income	$21,972	$11,645	$7,805
Statutory capital and surplus	127,675	104,101	81,407

KIC is subject to risk-based capital (“RBC”) requirements. RBC is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of RBC is calculated using various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. The adequacy of a company’s actual capital is evaluated by a comparison to the RBC results, as determined by the formula. Companies that do not maintain statutory capital and surplus at a level in excess of the company action level RBC are required to take specified actions. At December 31, 2015 and 2014, actual statutory capital and surplus for KIC substantially exceeded the regulatory requirements.

Dividend payments to KCGI from KIC are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Arkansas. The maximum dividend distribution is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on its business. The maximum dividend distribution that can be paid by KIC during 2016 without prior approval is $21.9 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kinsale Capital Group, Inc.:

Under date of April 22, 2016, we reported on the consolidated balance sheets of Kinsale Capital Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
April 22, 2016

Schedule II

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Condensed Financial Information of Registrant
Balance Sheets

	December 31,
	2015	2014
	(in thousands)
Assets
Cash and cash equivalents	$1,744	$2,712
Due from subsidiaries	673	1,542
Investment in subsidiaries	140,801	117,221
Deferred tax assets	562	623
Other assets	23	25
Total assets	$143,803	$122,123

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued expenses	$150	$61
Due to subsidiaries	—	—
Income taxes payable	599	1,992
Note payable	29,603	27,484
Total liabilities	30,352	29,537

Stockholders’ equity:
Class A common stock	1	1
Class B common stock	—	—
Additional paid-in capital	80,229	80,074
Accumulated other comprehensive income	3,651	5,214
Retained earnings	29,570	7,297
Stockholders’ equity	113,451	92,586
Total liabilities and stockholders’ equity	$143,803	$122,123

See accompanying notes.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Condensed Financial Information of Registrant
Statements of Income and Comprehensive Income (Loss)

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues:
Management fees from subsidiaries	$636	$178	$—
Total revenues	636	178	—

Expenses:
Other operating expenses	640	227	47
Other expenses	66	180	56
Interest expenses	1,230	394	—
Total expenses	1,936	801	103

Loss before equity in net income of subsidiaries	(1,300)	(623)	(103)
Equity in net income of subsidiaries	23,141	13,422	12,370
Income before income taxes	21,841	12,799	12,267
Income tax benefit	(432)	(174)	—
Net income	$22,273	$12,973	$12,267

Other comprehensive income (loss):
Equity in other comprehensive earnings (losses) of subsidiaries	(1,563)	2,921	(3,115)
Total comprehensive income	$20,710	$15,894	$9,152

See accompanying notes.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Condensed Financial Information of Registrant
Statements of Cash Flows

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Operating activities
Net income	$22,273	$12,973	$12,267
Adjustments to reconcile net income to net cash used in operating activities:
Deferred tax expense	61	20	—
Stock compensation expense	65	58	55
Equity in undistributed earnings of subsidiaries	(23,141)	(13,422)	(12,370)
Changes in operating assets and liabilities	(286)	(110)	24
Net cash used in operating activities	(1,028)	(481)	(24)

Financing activities
Merger with subsidiary	—	2,971	—
Contribution to subsidiary	(2,000)	(3,000)	—
Proceeds from note payable	2,000	3,000	—
Debt issuance costs	(30)	(69)	—
Additional paid-in capital	90	100	(107)
Net cash provided by (used in) financing activities	60	3,002	(107)
Net change in cash and cash equivalents	(968)	2,521	(131)
Cash and cash equivalents at beginning of year	2,712	191	322
Cash and cash equivalents at end of year	$1,744	$2,712	$191

See accompanying notes.

See accompanying Report of Independent Registered Public Accounting Firm.

KINSALE CAPITAL GROUP, INC.
Condensed Financial Information of Registrant
Notes to Condensed Financial Information

1.	Accounting policies

Organization

Kinsale Capital Group, Inc., a Delaware domiciled insurance holding company, was formed on June 3, 2009 for the purpose of acquiring and managing insurance entities. Prior to September 5, 2014, the Company was a Bermuda registered holding company, formerly known as Kinsale Capital Group, Ltd. (“KCGL”). Effective September 5, 2014, KCGL was re-domesticated from Bermuda to Delaware. A wholly owned subsidiary of KCGL, Kinsale Capital Group, Inc., which was formed on June 4, 2009 as a U.S. holding company, was immediately merged into the re-domesticated entity and Kinsale Capital Group, Ltd. changed its name to Kinsale Capital Group, Inc.

Basis of presentation

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

Estimates and assumptions

Preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

Schedule V

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts

		Additions	Deductions
	Balance at Beginning of Period	Amounts Charged to Expense	Amounts Written Off or Disposals	Balance at End of Period
	(in thousands)
Year Ended December 31, 2015:
Allowance for premiums receivable	$595	$1,493	$—	$2,088
Valuation allowance for deferred tax assets	489	40	—	529

Year Ended December 31, 2014:
Allowance for premiums receivable	229	366	—	595
Valuation allowance for deferred tax assets	313	176	—	489

Year Ended December 31, 2013:
Allowance for premiums receivable	177	52	—	229
Valuation allowance for deferred tax assets	4,575	—	(4,262)	313

See accompanying Report of Independent Registered Public Accounting Firm.

3,360,000 shares

Common stock

Prospectus

J.P. Morgan	William Blair

RBC Capital Markets

SunTrust Robinson Humphrey	Dowling & Partners Securities LLC	Moelis & Company

November 30, 2016